2004 Annual Report

BARRICK GOLD

What’s next: Growth.

Building Mines. Building Value.

Delivering Growth.

Building Mines

Barrick’s pipeline of gold development projects is unrivaled in size, quality, and immediacy. Three new mines will be in production in 2005, another in early 2006, with two more to follow in subsequent years.

Building Value

Barrick is targeting a 12% compound annual growth rate in
gold production, 2004-2007 – substantially higher than
any of our peers. Reserves have increased to 89 million ounces, and with our aggressive exploration strategy and large world-class gold districts we expect to grow them further.

Our new mines are all high-quality assets with conventional
open-pit technology and are also geopolitically well-diversified.
Their contribution to our bottom line is expected
to be immediate, and significant.

FINANCIAL HIGHLIGHTS

Barrick Gold Corporation Barrick is one of the world’s largest gold mining companies, with operating and development properties in the US, Canada, Australia, Peru, Chile, Argentina and Tanzania. Our vision is to be the world’s best gold mining company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

Barrick shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

Financial Highlights

(in millions of US dollars, except per share data)
(US GAAP basis)	2004	2003	2002
Gold Sales	$1,932	$2,035	$1,967

Net Income for the Year	248	200	193

Operating Cash Flow	506	519	588

Cash and Equivalents	1,398	970	1,044

Shareholders’ Equity	3,563	3,494	3,334

Net Income per Share (Diluted)	0.46	0.37	0.36

Operating Cash Flow per Share	0.95	0.97	1.09

Dividends per Share	0.22	0.22	0.22

Operating Highlights

Gold Production (thousands of ounces)	4,958	5,510	5,695

Average Realized Gold Price per Ounce	$391	$366	$339

Total Cash Costs per Ounce[1]	$212	$189	$177

Total Production Costs per Ounce	$298	$279	$268

Reserves: Proven and Probable (thousands of ounces)[2]	89,056	85,952	86,927

1.	See page 67 for a discussion of non-GAAP measures.

2.	For the remainder of this report – for a breakdown of reserves and resources by category in respect of each of Barrick’s mines and development projects, see page 126.

Contents

Financial Highlights	pg.	1
Letter to Shareholders	pg.	2
Responsible Mining	pg.	8
Reserves: Replacement and Growth	pg.	11
Financial Strategy	pg.	18
Operations Review	pg.	20
Management’s Discussion and Analysis	pg.	25
Financial Statements	pg.	76
Notes to Financial Statements	pg.	80
Reserves	pg.	125
Corporate Governance and Committees of the Board	pg.	131
Board of Directors and Officers	pg.	132
Shareholder Information	pg.	134
Corporate Information	pg.	136

LETTER TO SHAREHOLDERS

Building Mines. Building Value.

We met or surpassed the goals we set for ourselves
in almost every area of our business,
and once again we were able to demonstrate
Barrick’s leadership, both in sustainable development
and in social responsibility.

Dear Shareholders:

By all accounts, 2004 was a successful year for Barrick and its stakeholders. Our shares outperformed gold and those of our peer group in 2004. We met or surpassed the goals we set for ourselves in almost every area of our business, and once again we were able to demonstrate Barrick’s leadership, both in sustainable development and in social responsibility.

Our share price performance in 2004 reaffirms what we said in last year’s letter to our shareholders: Barrick is on track, with the right people and the right strategies for the challenges and opportunities that lie ahead.

We said that 2004 would be a year of transition – a year of building a new generation of mines targeted to increase our production by 40% by 2007, and drive the Company’s future growth and profitability. In 2004, four of our development projects moved from the engineering stage to construction, with three of the four expected to contribute to our production in 2005, and the fourth, Cowal, expected to pour gold in the first quarter of 2006. During the year, we also announced positive development decisions for two new projects, Pascua-Lama and East Archimedes.

In last year’s letter, we also pledged that we would put new energy into communicating our exciting future to the investment community – and we did.

LETTER TO SHAREHOLDERS

Challenges for the industry...

The gold price was up 6% during 2004 in US dollar terms, which, for the industry as a whole, should have meant significantly higher profits and cash flow. Instead, financial results for the industry failed to meet expectations due to a number of challenges that impeded performance.

The rise in the gold price over the last two years was tied very closely to the devaluation of the US dollar. As the dollar fell, the gold price appreciated. We not only expect this close inverse correlation between the two to continue, we believe the combination of soaring US deficits and the trend of decreasing mine supply will provide a strong but volatile US-dollar gold price environment over the next three to five years.

However, other currencies, notably the South African Rand and the Canadian and Australian dollars, appreciated along with the gold price. This had the effect of negating some or all of the benefit of the higher US-dollar gold price, which meant the profitability of mines in those regions may have actually declined.

There were also significant cost increases in energy, consumables and other commodities, as demand in developing countries, such as China, put upward pressure on commodity prices. These increases, combined with the currency impacts, were a key factor in the rise of gold production costs by some 15% on an industry-wide basis.

Although gold prices in US dollars were up in the last two years, industry production has been steadily contracting since 2002. Investment in the gold industry had been limited until 2003, when the gold price started to climb. The lack of investment resulted in very few large, new discoveries, and these require a lead time of some 7 to 10 years before coming into production. Existing operating mines are also maturing, which usually results in lower grade, lower production and higher costs.

The increase in commodity prices has spurred a boom in the mining industry. The number of new projects in the base metals industry has increased as producers expand to meet the new demand. We are all members of the same industry, and compete for the same equipment, manpower and professional staff. Shortages and higher costs are a direct result.

fig.1 Gold Price and Currency Movements
Several currencies appreciated along with the gold price
affecting profitability of mines in those regions.

LETTER TO SHAREHOLDERS

In today’s world, there is also a continuing rise in standards to be met when developing a new mine. Local communities are naturally interested in protecting their environment and sharing in the benefits of new mining developments. The relationship between the mining industry and the communities in which it operates is critical to the success of any new project. Obtaining and maintaining the social license to proceed with new and existing operations is more complex and sophisticated than ever. It is an ongoing challenge, and any successful mining company must be ready to meet it.

...and Barrick’s response

The ultimate proof of a company’s response is in its performance. In 2004, we responded to the challenges with good results and, more importantly, we positioned ourselves for future success.

Although our cash costs per ounce were up approximately 10% over 2003, the increase was within our target range, and below the industry average, because we were able to mitigate some of the inflationary and currency cost pressures through our cost management initiatives (outlined more fully later in this report). Most of the cost increase was due to a 10% decline in ounces produced, as both the Pierina and Goldstrike mines sequenced through lower grade ore during the year. Production from these two mines is expected to return to better grades in 2005, which will have a beneficial impact on costs. In spite of the cost increase, Barrick emerged as the lowest-cost producer of the senior gold mining companies in 2004 – and we expect to maintain that ranking.

The inflationary pressure we experienced in 2004 is unlikely to be as severe in the coming year, as energy and commodity prices appear to have stabilized. Our quality portfolio of operating mines are mining at or near reserve grade, which means that cost pressure arising from having mined above reserve grade is not a significant factor for Barrick. Through our continuous improvement program, we will remain focused on managing our costs and maximizing our operating margins. Currency fluctuations remain a concern, as the outlook for the US dollar remains weak. While this is favorable for the US-dollar gold price, the benefit will only be realized if the cost of production is also US-dollar denominated. Currently, more than 70% of Barrick’s cost of production is in US dollars and this percentage will grow to above 80% as the new mines come onstream. Barrick, of course, is hedged for most of its cost of production, through the deployment of hedging instruments to protect against currency volatility in our operations whose costs are not US-dollar based.

“In spite of the cost increase, Barrick emerged as the lowest-cost producer of the senior gold mining companies in 2004 – and we expect to maintain that ranking.”

LETTER TO SHAREHOLDERS

While the industry was retrenching, Barrick had the financial strength to aggressively invest in exploration and acquisitions.

In the long run, the fundamental response to the challenges we face is to invest in new high-quality, efficient, low-cost production. Barrick has done just that and will soon reap the rewards of that foresight. While the industry was retrenching, Barrick had the financial strength to aggressively invest in exploration and acquisitions. As a result, we are well along in the construction of three new mines, which will require a total investment of about $1.2 billion. The expected average production from these new operations over their first three full years is 1.8 million ounces, with operating costs expected to be much lower than our current cost structure. We made outstanding headway on these new projects in 2004, having invested more than half of the capital required, and we are keen to move from development to production and optimization. Not only are we converting some 25 million ounces of reserves from our new projects into long-lived, cash flow generating assets, we are also delivering them into a sustained period of strong gold prices.

In addition, and unlike the industry as a whole, during 2004 we increased our proven and probable reserves. At year-end they stood at 89.1 million ounces, an increase of 8.6 million ounces before production depletion of 5.5 million contained ounces.

The key to Barrick’s reserve growth is its exploration focus on assets in new prospective districts. Assets such as Veladero and Lagunas Norte have a much better chance to grow because of their unexplored potential and the large land packages involved. In 2004, our low-cost suite of development projects increased their reserves by nearly 15%. Clearly, our focus on strong land positions in some of the most prospective gold districts is paying off.

In 2004, we also continued our exploration success by finding new reserves on existing properties – for example, Goldstrike in Nevada added 2.3 million ounces to its reserves. In short, while the gold industry overall worked to ramp up exploration investment, Barrick was already reaping the rewards of having maintained its strong, consistent exploration program during the years when low gold prices led others to retrench.

These ambitious plans would not be possible without the financial strength to execute them. Barrick is able to fund its development projects without the need to raise additional equity. We expect to be able to fund a further $1.5 billion at Pascua-Lama without the need for dilution.

LETTER TO SHAREHOLDERS

Barrick’s definition of success includes more than financial metrics. We have always emphasized the importance of sustainable development, as this is our social license to operate mines in communities all around the globe. We strive to improve the communities in which we operate –not just through the royalties and various taxes our workforce and mines generate, but also through our focus on building strong working relationships with local communities. We operate with a high degree of transparency, and provide these communities with skills training, social benefits, local employment and access to medical assistance. Some of the highlights in 2004 include our partnership with World Vision in Peru, and the strengthening of our relationship with Habitat for Humanity, an NGO that is constructing housing in villages surrounding the Bulyanhulu Mine in Tanzania. Because of this deep, ongoing commitment to social responsibility, our social license to operate grows stronger every year. It is our calling card, and it continues to facilitate the successful development of our projects, worldwide.

We also strengthened the organization with the addition of a number of extraordinary new people – including, at the Board level, two additional independent directors. Presently, 8 of our 13 directors are independent.

We shall miss the wise counsel of Jack Thompson and John Carrington. Jack, the former Chairman and CEO of Homestake, has made an invaluable contribution to our organization since the 2001 merger, while John, our former COO, steered Barrick’s operations on the global stage for a decade. We are proud of our association with these two high-quality professionals, and wish them well in their future endeavors.

Finally, we remained highly focused on our people during the year, because people execute the business plan. The successful execution of that plan in 2004 reflected our ability to develop leaders, manage talent, and place the right people at every level of the organization. More than ever, Barrick is a dynamic, professional, growth-oriented organization that challenges, develops and rewards its people. During the year, we increased employees’ responsibilities and their accountability, which led to exceptional results.

fig. 2 Growth Profile – Target Production 2004-2007
2004 was a year of building a new generation
of mines targeted to drive Barrick’s future growth.

LETTER TO SHAREHOLDERS

`

Peter Munk (left) and Gregory C. Wilkins (right).

The Year Ahead

Our objectives for 2005 are straightforward.

>	Deliver consistent growth in earnings and cash flow.

>	Focus on the execution of our development projects: Lagunas Norte, Veladero, Cowal, East Archimedes, and Pascua-Lama.

>	Build our resource base. Reserves are the lifeblood of a mining company, and our 2005 objective is to replace and augment both our reserves and resource base. By increasing our resource base, we prepare for the growth of reserves and production in the future.

>	Develop employees through an organization-wide culture of improvement and leadership.

>	Continue to grow the business, whether through success with the drill bit, asset optimization, or acquisition.

>	Ensure our employees’ safety, protect the environment, and strengthen the communities in which we operate.

In last year’s letter, we said that 2004 would be a year of building mines – and it was. We said our reorganization into regional business units put us on track to achieve our business plan objective – and it did. We executed the plan, and our stakeholders benefited.

Finally, we told you that 2004 would position us for rising production and profitability in 2005 and beyond. It has.

Three of our new mines are expected to make a meaningful contribution to production in 2005, with the fourth coming onstream in first quarter 2006. Barrick will continue to meet the industry’s challenges and run counter to industry trends, by delivering strong reserve development, new low cash-cost mines, a rising production profile, and the financial strength needed to execute our strategies and reward our stakeholders.

We have the strategies, the balance sheet, the social license and above all the people, to plan well and then execute. In 2005, all stakeholders will see a significant return on all the hard work and perseverance of the last few years.

/s/ Peter Munk	/s/ Gregory C. Wilkins

Peter Munk	Gregory C. Wilkins
Chairman	President and
Chief Executive Officer

March 1, 2005

Corporate Social Responsibility

Responsible Mining

At Barrick, contributing long-term benefits to the communities and countries where we operate is integral to our vision of building mines and building value. Our record of outstanding performance, partnership and ethical conduct is our calling card, creating opportunities to generate shareholder value while fostering sustainable development. Our shareholders rightly expect high standards of corporate responsibility as a matter of good business practice.

Community Development

For Barrick, community development is a priority. We have partnered with such organizations as World Vision who are effectively working on sustainable development programs and the needs of children.

Environment

Environmental excellence is a strategic business objective. Reclamation proceeds concurrently with mining. At Goldstrike in Nevada, an environmental engineer inspects the growth of native plants seeded on reclaimed land that has been recontoured to blend more naturally into the surrounding landscape.

Safety and Health

Wherever we operate, men and women have volunteered and trained to respond to emergencies. These volunteers have become skilled at providing medical attention, fire fighting and other response techniques. Emergency preparedness is a key element of the Barrick Safety System.

RESPONSIBLE MINING

Corporate Social Responsibility Charter

Barrick’s commitment to Corporate Social Responsibility (CSR) is realized through corporate policies and initiatives that are implemented at sites worldwide, with regional and local priorities in mind. During 2004, Barrick’s Board of Directors approved a Corporate Social Responsibility Charter, which codifies the principles and practices that have long been a priority at Barrick sites. The Charter identifies four pillars that guide Barrick in its business conduct around the world: Ethics; Employees; Community; and Environment, Health and Safety. In all these areas, the Charter sets out performance expectations that aim to establish trust with all those with whom we interact, whether they be our employees, the communities where we live and work, or our government hosts.

For more information on Barrick’s Charter and Corporate Responsibility policies and programs, please see Barrick’s 2004 Responsibility Report, which is available on our website: www.barrick.com.

Community Development

Barrick’s mines make significant contributions to community development, such as infrastructural investment, service industry development, education, small business development and health service improvement. Sharing the benefits associated with our mining operations is no more clearly exemplified than in Peru, where 98 percent of our employees are Peruvian and where 63 percent of the construction contractors at our Lagunas Norte development project are from the local La Libertad Region.

Barrick engages with local and regional community representatives to understand their concerns and interests, and then factors this input into project design and operations planning.

Whether it involves road or power system improvements, development of housing or medical facilities, or obtaining mine services, Barrick gives priority to building partnerships to enhance local capacity and sustainable community development. In addition, Barrick provides training in specific trades to allow local community members to establish their own businesses, from which they can benefit well into the future. Barrick’s partnership with World Vision in Peru is one example of the Company’s commitment to partner with others to promote community development, in this particular instance with the objective of improving the welfare of area children.

RESPONSIBLE MINING

Employee Development

Employee development is a vital part of Barrick’s efforts to strengthen the organization and ensure that we have the right leaders in place at the right time. Extensive training programs have been instituted to develop the skills of employees and to advance their career potential. Barrick is committed to fair employment practices and a workplace in which all individuals are treated with dignity and respect, and are free from harassment and discrimination as codified in the Company’s Code of Business Conduct and Ethics.

Across Barrick operations, all employees receive a core group of health care benefits, such as medical, dental and life insurance, that can be tailored to meet local needs. For example, at the Bulyanhulu Mine in Tanzania, Barrick provides comprehensive employee health education, with a focus on HIV/AIDS, tuberculosis and malaria.

Environment

Barrick is committed to protecting the environment wherever the Company is exploring, developing, operating, or closing mines. Extensive environmental investigations precede mine planning and design. They are then followed by ongoing monitoring and regular independent audits to ensure standards are upheld and performance improvement opportunities are recognized. Throughout a mine’s lifecycle, Barrick aims to meet or surpass regulatory requirements while safeguarding the environment for local communities and future generations. Examples of the wide variety of environmental initiatives Barrick undertakes include a conservation area established to promote wildlife at our Bulyanhulu mine and a tree planting program to prevent soil erosion in the communities surrounding our Pierina mine.

Safety and Health

For Barrick, the only acceptable health and safety goal is to ensure every person goes home safe and healthy every day. The Barrick Safety and Health System draws on best practices inside and outside the Company and establishes clear roles, responsibilities and accountabilities for individuals and teams, at all levels of the organization. Personal safety behaviors and decisions by managers are key to the establishment of the required safety culture. To reinforce leadership’s role in Barrick’s safety culture, ‘Courageous Safety Leadership’ training was initiated during 2004.

Charitable Giving

Barrick’s Heart of Gold Fund is another way we contribute to the communities where we work and live. Barrick’s policy is to give one percent of annual pre-tax income to charitable causes. Recipients range from community outreach programs, to hospitals and schools, arts and cultural events, and major research institutions. Whether it is direct monetary support, in-kind service, or donation of materials or equipment, Barrick works closely with community representatives to identify needs and priorities. As one of many examples, in 2004, Barrick contributed toward the establishment of a local pediatric medical facility in one of the communities near our Veladero project. The Company has committed to further assist with the purchase of medical equipment for the facility in a collaborative effort with local governments.

RESERVES: REPLACEMENT AND GROWTH

Development Projects

Laying the Groundwork for Growth

Barrick’s pipeline of gold development projects has no rival for size, quality and immediacy. During 2004 we were focused on building our new mines and laying the groundwork for growth. In 2005 we will begin to deliver that growth, and the value it creates, even as we bring the remainder of the development projects onstream.

Tulawaka entered production in early 2005; of the remaining five projects, two more, Lagunas Norte and Veladero, are slated to come into production in 2005 and Cowal in 2006. Production from Pascua-Lama and East Archimedes is expected to follow. These first four high-quality projects are expected to drive Barrick to a targeted 40 percent increase in gold production by 2007 (from 2004 levels) – while maintaining our position with the lowest cash costs among the senior producers.

Going forward, we expect more projects in the development pipeline, for as these current projects leave the development pipeline and begin production, others are rising through the exploration pipeline – for example, Buzwagi in Tanzania, which is now undergoing a scoping study.

The following pages will discuss in more detail the three projects which are currently in construction (Lagunas Norte, Peru; Veladero, Argentina; and Cowal, Australia), followed by the two projects still in permitting (Pascua-Lama, Chile/Argentina; and East Archimedes, Nevada).

RESERVES: REPLACEMENT AND GROWTH

Lagunas Norte

     Located about 175 kilometers from the Pierina Mine, Lagunas Norte is expected to come onstream in third quarter 2005 and contribute on average about 800,000 ounces per year at about $155 per ounce over the first three full years.

Description	>	Located in north-central Peru, about 175 kilometers from Barrick’s Pierina Mine
	>	Oxide mineralization similar to Pierina, with high-grade gold surface outcroppings and good metallurgy
	>	Open-pit, valley-fill crushing/leaching operation

Background	>	Barrick announced the Lagunas Norte discovery on April 23, 2002

Current	>	Proven and probable gold reserves of 9.1 million ounces
Mineralization Status	>	1,350 square kilometer land position with good exploration potential within a 15 kilometer radius of Lagunas Norte

Activities Underway	>	Access road/power line completed
	>	Site preparation complete
	>	Pre-mine stripping activities commenced in December 2004
	>	Leach pad was completed in first quarter 2005
	>	Crushing facility to be completed in second quarter 2005

Timeline	>	Production expected to commence third quarter 2005

Construction Cost Estimate	>	Approximately $340 million

Production Profile	>	Gold production is expected to average approximately 800,000 ounces per year at an average total cash cost of about $155 per ounce[1] for the first three years

1.	See page 67 for a discussion of non-GAAP measures.

At Lagunas Norte, a grassroots exploration discovery in 2002, production is expected to start up in third quarter 2005, contributing an average of 800,000 ounces annually for the first three full years.

One of two 23 cubic meter hydraulic shovels.

RESERVES: REPLACEMENT AND GROWTH

Veladero

Targeted to enter production in fourth quarter 2005, Veladero has gold reserves of 12.8 million ounces and is the foundation of one of the world’s largest gold districts, Frontera, with over 30 million ounces of gold reserves.

Description	>	Located in San Juan Province, Argentina; 6 kilometers from the Pascua-Lama project in the Frontera District
	>	Open-pit, valley-fill heap leach operation with two-stage crushing, similar to Barrick’s Pierina Mine

Background	>	Merger with Homestake Mining Company in December 2001 gave Barrick 100% of Veladero; formerly a joint venture owned 40% and 60% by Barrick and Homestake, respectively

Current Mineralization Status	>	Proven and probable gold reserves of 12.8 million ounces

Activities Underway	>	Access road and camp construction completed
	>	All major mining equipment has been delivered and pre-stripping is underway
	>	Assay lab was commissioned in October 2004
	>	Primary and secondary crusher circuit to be completed June 2005
	>	Pad loading to commence in July 2005
	>	Plant facilities to be completed September 2005
	>	Valley-fill heap leach facility to be completed September 2005
	>	$250 million project financing signed, $198 million drawn down at year-end 2004

Timeline	>	Production targeted to commence in fourth quarter 2005

Construction Cost Estimate	>	Approximately $540 million

Production Profile	>	Gold production is expected to average approximately 700,000 ounces per year at an average total cash cost of about $200 per ounce[1,2] over the first full three years

1.	See page 67 for a discussion of non-GAAP measures.

2.	Subject to exchange rate fluctuations and applicable export duties.

Mining is well underway at Veladero and production is expected to commence in the fourth quarter of 2005.

The primary crusher nears completion with an initial design capacity of 40,000 tons per day.

RESERVES: REPLACEMENT AND GROWTH

Cowal

An important addition to Barrick’s Australian operations,
Cowal is expected to enter production in the first quarter of 2006.

Description	>	Located in Central New South Wales, Australia, 350 kilometers northwest of Sydney
	>	Open-pit, conventional carbon-in-leach circuit

Background	>	Acquired as part of Barrick’s merger with Homestake Mining Company in December 2001

Current Mineralization Status	>	Proven and probable reserves of 2.5 million ounces; measured and indicated gold resource of 1.6 million ounces

Activities Underway	>	Major equipment has been delivered in first quarter 2005
	>	SAG and ball mill footings completed in first quarter 2005 – SAG mill components arrived first quarter 2005
	>	Mine stripping activities expected to commence in second quarter 2005
	>	Process plant to be completed by end of 2005

Timeline	>	Production targeted to commence first quarter 2006

Construction Cost Estimate	>	Approximately $305 million

Production Profile	>	Gold production is expected to average approximately 230,000 ounces at an average total cash cost of about $240 per ounce[1,2] over the first three years

1.	See page 67 for a discussion of non-GAAP measures.

2.	Subject to exchange rate fluctuations.

The primary crusher area at Cowal is excavated in preparation for construction. Production is expected in the first quarter of 2006.

Replanting program begins with the harvesting of native seeds.

RESERVES: REPLACEMENT AND GROWTH

Pascua-Lama

Pascua-Lama is the second stage of the over 30-million-ounce Frontera District, and is expected to start construction in 2006.

Description	>	Part of the 30-million-ounce Frontera District straddling the border of Chile and Argentina
	>	Barrick plans to develop Pascua-Lama as part of a unified district, starting with Veladero in 2005
	>	Open-pit mine with flotation and Merrill-Crowe

Background	>	Barrick acquired the Pascua property through the Lac Minerals Ltd. acquisition in 1994, at which time, the property had proven and probable reserves of 1.8 million ounces

Current Mineralization	>	Proven and probable reserves of 17.6 million ounces; measured and indicated gold resource of 2.8 million ounces
Status	>	Silver contained within reported gold reserves of 643 million ounces

Activities Underway	>	Received Board of Director approval for development in July 2004
	>	Awaiting environmental approvals
	>	Finalizing fiscal and taxation matters
	>	Implementing Protocol regime
	>	Developing sustainable development community programs

Timeline	>	Expect to receive approvals and finalize other fiscal and taxation matters in late 2005
	>	Expect to begin three-year construction schedule in 2006
	>	Production anticipated for 2009

Construction Cost Estimate	>	Approximately $1.4-$1.5 billion

Production Profile	>	Gold production is expected to average 750,000-775,000 ounces per year for the first decade at an average total cash cost of $130-$140 per ounce[1,2] (silver production is expected to average approximately 30 million ounces annually for the first ten years). On a gold equivalent basis, production is expected to be 1,190,000-1,215,000 ounces per year at $220-$230 per ounce.

1.	See page 67 for a discussion of non-GAAP measures.

2.	Subject to exchange rate fluctuations and applicable export duties.

East Archimedes

Part of the Ruby Hill Mine, East Archimedes is now in development, with permits expected by the end of 2005 and production in mid-2007.

Description	>	Part of the Ruby Hill Mine located in Eureka, Nevada
	>	Open-pit heap leach operation

Background	>	Acquired as part of Barrick’s merger with Homestake Mining Company in December 2001
	>	Adjacent to West Archimedes (Ruby Hill Mine) which was mined out as planned in 2002

Current Mineralization Status	>	Proven and probable reserves of 1.0 million ounces

Activities Underway	>	Permits expected by end of 2005
	>	Mobile equipment purchased
	>	Site development and refurbishment

Timeline	>	Production targeted to start in mid-2007

Capital Cost Estimate	>	Approximately $75 million

RESERVES: REPLACEMENT AND GROWTH

Exploration

Growing Our Asset Base

In 2004, Barrick invested a total of $95 million on regional and mine site exploration (excluding development and business development). Of this total, regional exploration accounted for $70 million (including Goldstrike) and mine site exploration accounted for $25 million. In 2005, Barrick’s exploration budget is approximately $120 million (excluding development and business development), where about $80 million will be spent on regional exploration and about $40 million on mine site exploration.

Barrick has a motivated, discovery-driven team of over 150 geoscientists exploring on approximately 100 properties in 16 countries around the world. Reserve development and replacement of production is a major priority at all our sites. The Company consistently funds its exploration programs throughout all gold cycles, and has a proven track record of finding ounces at both the greenfield and brownfield projects. Exploration is focused on highly gold-endowed districts where we control large land positions, the primary ones being the Goldstrike District in Nevada, the Frontera District in Chile/Argentina, the Alto Chicama District in northern Peru, and the Lake Victoria District in Tanzania. In addition, the Company is exploring earlier stage projects in Australia, Canada, Russia and Central Asia.

Three key factors drive our exploration success: the motivation and technical excellence of our Exploration team; the policy of consistently investing in exploration; and the robust and balanced pipeline of exploration projects. The Company’s disciplined exploration strategy maximizes the chance of near-term discovery by putting the best people on the best projects and advancing the best projects more quickly up the exploration pipeline.

RESERVES: REPLACEMENT AND GROWTH

2004 Highlights

At Goldstrike, exploration drill programs, focused on targets north and south of the Open-Pit Mine, were successful in adding both reserves and resources. A total of 2.3 million contained ounces were added to Goldstrike’s reserves. This ongoing success underlines the continuing significant contribution that Goldstrike will make to Barrick’s future. In 2005, Barrick’s single largest exploration expenditure will be in the Goldstrike District and on the North Carlin Trend. At Storm, the year’s reserve development drill program was successful, and exploration in 2005 will be focused on continuing to expand the reserve.

In the Frontera District (Chile/Argentina), Barrick reactivated exploration activity in mid-2004 after a four-year hiatus resulting in the addition of about 1.75 million and 0.75 million contained ounces to reserves at Veladero and Pascua-Lama respectively. Barrick has designed an integrated program to explore this 3,000 square kilometer land package that is now under its ownership. Data compilation and ground surveys carried out in the fourth quarter generated more than 30 untested exploration targets in the area. Some are prioritized targets for drill testing early in 2005.

Barrick has an extensive land holding in the Alto Chicama District in Peru. First pass reconnaissance exploration was completed over most of the ground in 2004 and three properties were drilled. An oxide resource was outlined on the Lagunas Sur property, and transferred to the Alto Chicama development team. A total of about 2.0 million contained ounces were added to reserves at Lagunas Norte.

At the Buzwagi project in Tanzania, Barrick successfully extended the known mineralization along strike and down dip and more than met the objective of doubling the geological resource, adding 2.0 million contained measured and indicated resource ounces. A scoping study is planned for 2005. As well, a $5 million exploration program is designed to extend the mineralization along strike and will test other areas on the property. Over the past few years, Barrick has reduced its extensive land position to 9,000 square kilometers in the Lake Victoria Goldfields in order to focus on the prospective areas identified during the regional work. Drill programs are also planned in the Golden Ridge and Nzega West areas.

Barrick is exploring properties at various stages of exploration in Russia and Central Asia. Barrick’s own exploration and development programs are complemented by strategic relationships with Celtic Resources and Highland Gold. These relationships have broadened our strategy to develop gold assets in Russia and Central Asia. We have an equity position in Celtic and have back-in rights to participate on an exclusive basis for up to 50% in any assets acquired in Kazakhstan and to certain other assets including the Nezhdaninskoye project. Barrick’s investment in Highland gives it the right to participate on an exclusive basis for up to 50% on any acquisition made by Highland Gold in Russia; it extends similar rights to Highland for any acquisition made by Barrick in certain regions in Russia, excluding among others Irkutsk. These relationships are helping Barrick familiarize itself with the region and refine project development options in a highly prospective region.

FINANCIAL STRATEGY

Financial Strength to Support Growth

“Barrick’s ‘A’ rating reflects its leading cost profile,
strong pipeline of development projects, solid reserve base, conservative financial policy, and low geopolitical risk.”

— Standard & Poor’s Rating Services, November 2004

Our financial strategy is designed to provide the sound foundation and resources needed to bring our development pipeline into production over the next five years, fund one of the largest exploration programs in the industry, and continue to grow our business on a global basis. This strategy, coupled with our positive outlook on the gold price, positions us well for the future.

The cornerstone of this financial strategy is strength. With the industry’s highest-rated balance sheet, $1.4 billion of cash, excellent access to liquidity, and growing operating cash flows, Barrick has the ability to execute the industry’s most aggressive growth plan without the need to issue a single share of new equity.

Laying the Groundwork in 2004

In 2004, Barrick was focused on laying the groundwork for our growth program.

In August, we signed a $250 million, nine-year project financing for our Veladero project. While this financing was being negotiated and executed, Argentina was going through a financial crisis and facing substantial challenges in attracting new foreign direct investment. Despite this situation, Barrick was able to gain the support of key OECD governmental and commercial bank investors, and finance the project on a limited recourse basis. It was the first limited recourse project financing executed in Argentina since the crisis.

Being able to finance the project under these conditions is a reflection not only of the quality of the project, but also of the operational and financial strength of the sponsor. Barrick has the financial capability to get our current projects built and the flexibility to source and develop gold, even in difficult economic environments.

In November, Barrick issued a total of $750 million of long-term debt in the US capital markets ($350 million of 10-year debt and $400 million of 30-year debt). We are building world-class mines that will be in production for decades. The issuance of this long-term debt reflects the Company’s ability to raise long-term core capital, at very attractive yields, consistent with the Company’s strategy of building and developing these long-lived world-class properties.

Risk Mitigation and Cost Control

Another important element of Barrick’s financial strategy is to work with our operations and supply chain management teams to identify exposures and to implement strategies aimed at controlling risk – and, where possible, to reduce costs.

In 2004, this effort helped Barrick reduce costs in equipment, currencies, oil, interest rates and a host of other areas. As a result, Barrick maintained its position as the lowest cash-cost senior producer in the industry.

FINANCIAL STRATEGY

Gold Sales Contracts

Barrick historically entered into fixed price sales contracts as part of a gold hedging program designed to manage exposure to market gold prices and protect the earnings and cash flow from declining gold prices. Given the strength of our balance sheet, we no longer need to add any new gold sales contracts, and we are opportunistically reducing the remaining position. Barrick believes the long-term fundamentals for gold will remain strong, and we will benefit directly in a stronger gold price environment – both immediately, and in the long term.

In July 2004, we announced the decision to proceed with the Pascua-Lama project (subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile). We expect to put in place third-party financing for up to $750 million of the expected $1.4-$1.5 billion construction cost of Pascua-Lama. In anticipation of building the mine, and in support of any related financing, we allocated 6.5 million ounces of existing gold sales contracts specifically to the Pascua-Lama project in the fourth quarter of 2004. The allocation of these contracts will reduce gold price risk and provide an acceptable return on the Pascua-Lama capital, while representing only about one-third of current Pascua-Lama gold reserves (and leaving the 643 million ounces of silver contained in gold reserves unhedged).

Our remaining 7.0 million ounces of gold sales contracts (the “Corporate Gold Sales Contracts”) represent just over one year of planned production and about 10% of non-Pascua-Lama reserves.

fig. 3 Corporate Gold Sales Position

With approximately 90% of our non-Pascua-Lama
reserves unhedged, Barrick has significant
leverage to the gold price.

     “...although closed for routine financing transactions in Argentina, Ex-Im Bank is open to consider specially structured deals [like Veladero] that externalize the risk and provide reasonable assurance of repayment. It is Ex-Im Bank’s first project financing in the mining sector since 1997.”

-	Washington D.C.-based Export-Import Bank of the
United States (Ex-Im Bank), which provided $80 million
of the Veladero financing, April 2004

OPERATIONS REVIEW

Cost Management

Cost management is a strategic and collaborative process
that goes beyond cost cutting. It is proactive,
focuses on optimizing efficiency, and is aligned
with Barrick’s long-term business plan.

The Company’s cost management strategy is focused on these key areas:

> Development of high-quality, low-cost projects

> A culture of continuous improvement

> Supply chain management

> Commodity and currency price protection

> Capital investment

Development of high-quality projects

The cost structure of a mining company is largely dependent on the quality of the assets within that company’s portfolio. Barrick is fortunate to have 12 quality operating mines and enjoys the lowest cash-cost structure of the senior gold producers. The Company looks to solidify this position as it brings two large low-cost development projects into production in 2005. Barrick also has three more quality projects in the development pipeline.

Continuous improvement

In its quest to achieve greater operating efficiencies and lower costs, Barrick continues to work towards a culture of continuous improvement in the organization. The attitude the workforce brings to each mine will dictate how effective the Company is at creating value. Continuous improvement fosters an environment of collaboration and knowledge-sharing, in which multidisciplinary teams work across time zones and geographic regions to solve common problems or to develop significant new opportunities.

Supply chain management

Because scale and scope are so large in mining, Barrick’s ability to introduce efficiencies into the supply chain significantly affects both its profitability, and its continuing position as the lowest cash-cost senior producer in the gold industry. We are enhancing our management of supply chain issues through a shift in focus from the initial price of procuring materials, services and equipment, to a focus on their true total cost. In the long run, this approach leads to better strategic purchasing decisions and lower total costs.

Commodity and currency price protection

Inflationary pressures and exposures to exchange rates can significantly affect the Company’s capital and operating costs. Barrick carefully assesses these exposures as part of its overall cost management exercise, and will proactively implement commodity and currency hedge positions to provide protection against adverse movements in these two areas.

Additional capital investment

As Barrick looks to minimize costs and maximize value, it is continually evaluating capital projects. Because of its long-life asset base, Barrick is prepared to make investments today that will result in significant long-term value to the organization.

OPERATIONS REVIEW

Barrick’s Portfolio of Properties

2004 Performance – 2005 Prospects

2004 Performance

In 2004, Barrick’s portfolio of mines met its originally stated production and cost targets. Overall, its 12 operating mines had a solid year producing 4.96 million ounces of gold at an average total cash cost of $212 per ounce1. Production in 2004 was 10% lower than the prior year as expected, primarily as a result of mining lower-grade ore at Goldstrike Open Pit, Pierina and Eskay Creek, partly offset by higher production at Bulyanhulu.

For the year, seven of Barrick’s mines met or exceeded our 2004 production forecasts, with significant increases at Goldstrike Open Pit, Kalgoorlie and Round Mountain offsetting shortfalls at the Goldstrike Underground, Plutonic and Hemlo mines. Total cash costs for 2004 – although the lowest for all senior gold producers – were 12% higher than 2003. This was primarily a result of expected processing of lower-grade ore at Goldstrike Open Pit, Round Mountain and Pierina, combined with the effect of changes in average currency hedge rates on total cash costs at our Australian mines.

At year-end 2004, proven and probable gold reserves increased to over 89 million ounces calculated at a $375 per ounce gold price. The Company’s suite of quality development projects increased their reserves by about 15%. While the Company’s overall reserves increased by approximately 4%, there was a decline in reserves at some of the older underground mines with short remaining mine lives. Silver contained in Barrick’s gold reserves at year end is 911 million ounces2 and is primarily derived from the Pascua-Lama deposit, one of the largest silver resources in the world, which contains 643 million ounces of silver.

2005 Prospects

Overall for 2005, the Company anticipates producing 5.4 to 5.5 million ounces at an average total cash cost of $220-$230 per ounce as three new mines come onstream throughout the year. Tulawaka in Tanzania came into production in the first quarter, Lagunas Norte in Peru is expected to start contributing to production in the third quarter, followed by Veladero in Argentina in the fourth quarter. Accordingly, production and total cash costs in the second half of 2005 are expected to improve significantly. Construction will continue on Cowal in Australia which is anticipated to come into production in early 2006.

1.	See page 67 for a discussion of non-GAAP measures.

2.	See page 129 for details.

OPERATIONS  REVIEW

Operational
Summary

		North
		America

		Goldstrike			Round	Eskay
		Property	Goldstrike	Goldstrike	Mountain	Creek
For year ending December 31		Total	Open Pit	Underground	Mine	Mine

Operational Statistics

Tons Mined	2004	135,785	134,212	1,573	19,743	269
(000s)	2003	143,324	141,693	1,631	24,563	272

Tons Processed	2004	12,345	10,779	1,566	36,963	263
(000s)	2003	11,663	10,041	1,622	31,470	275

Grade Processed	2004	0.18	0.15	0.40	0.02	1.18
(ounces per ton)	2003	0.22	0.19	0.39	0.02	1.43

Recovery Rate	2004	86.2	85.1	89.7	—	93.1
(percent)	2003	83.6	82.0	88.3	—	93.7

Gold Production	2004	1,942	1,381	561	381	290
(000s of ounces)	2003	2,111	1,559	552	393	352

Mineral Reserves*	2004	19,158	16,188	2,970	1,538	513
(000s of ounces)	2003	19,145	15,685	3,460	1,583	941

Financial Statistics

Production costs per ounce

Cash Operating Costs	2004	$231	$231	$234	$187	$26
	2003	220	215	234	150	48

Royalties and	2004	18	16	21	34	5
Production Taxes	2003	18	18	19	23	4

Total Cash Costs	2004	$249	$247	$255	$221	$31
	2003	238	233	253	173	52

Amortization	2004	79	61	120	46	176
	2003	72	53	122	54	132

Total Production Costs	2004	$328	$308	$375	$267	$207
	2003	310	286	375	227	184

Capital Expenditures	2004	$72	$42	$30	$5	$7
(millions)	2003	51	23	28	6	5

2004
Barrick’s Total Production (ounces)	4,957,889
Barrick’s Total Cash Cost (per ounce)	$212
Barrick’s Total Mineral Reserves (ounces)	89,056,000

OPERATIONS REVIEW

		North		South
		America		America	Africa	Australia
			Holt-
		Hemlo	McDermott	Pierina	Bulyanhulu	Kalgoorlie	Plutonic	Darlot	Lawlers
For year ending December 31		Mine	Mine	Mine	Mine	Mine	Mine	Mine	Mine

Operational Statistics

Tons Mined	2004	4,715	380	40,225	1,118	45,459	13,722	896	3,365
(000s)	2003	4,178	557	39,501	945	48,677	14,180	876	1,152

Tons Processed	2004	2,019	394	16,746	1,123	7,142	2,662	861	866
(000s)	2003	1,971	559	15,839	980	7,171	3,010	879	806

Grade Processed	2004	0.13	0.15	0.03	0.35	0.07	0.13	0.17	0.13
(ounces per ton)	2003	0.14	0.17	0.07	0.36	0.07	0.12	0.18	0.13

Recovery Rate	2004	94.0	93.1	—	88.4	86.6	90.0	95.8	96.1
(percent)	2003	95.0	94.3	—	88.1	85.8	89.9	96.9	95.8

Gold Production	2004	247	55	646	350	444	304	140	110
(000s of ounces)	2003	268	90	912	314	436	334	155	99

Mineral Reserves*	2004	1,260	—	2,508	10,596	5,181	2,512	1,048	405
(000s of ounces)	2003	1,744	55	2,768	10,907	5,894	2,646	1,135	402

Financial Statistics

Production costs per ounce

Cash Operating Costs	2004	$231	$197	$106	$270	$223	$214	$203	$238
	2003	218	239	83	235	201	185	156	241

Royalties and	2004	9	—	—	13	8	9	7	8
Production Taxes	2003	8	—	—	11	8	8	8	8

Total Cash Costs	2004	$240	$197	$106	$283	$231	$223	$210	$246
	2003	226	239	83	246	209	193	164	249

Amortization	2004	50	114	165	99	44	34	53	53
	2003	40	131	182	123	48	31	52	42

Total Production Costs	2004	$290	$311	$271	$382	$275	$257	$263	$299
	2003	266	370	265	369	257	224	216	291

Capital Expenditures	2004	$8	—	$8	$46	$10	$15	$7	$5
(millions)	2003	10	—	17	36	14	44	7	14

* For reserve table see page 126.

OPERATIONS REVIEW

Barrick’s Portfolio of Properties

North America

Barrick’s North America region consists of the Goldstrike, Round Mountain and Marigold mines in the US, plus the Hemlo and Eskay Creek mines in Canada. East Archimedes in Nevada is a new development project which is expected to contribute to production in mid-2007. This region contains proven and probable gold reserves representing 27% of our reserve base, or 24.3 million ounces.

In 2004, North America produced 2.96 million ounces of gold at average total cash costs of $222 per ounce.

At the Company’s North American operations, production is projected to decline slightly in 2005, primarily as a result of processing lower-grade ore at Eskay Creek and the depletion of reserves at Holt-McDermott in 2004. In 2005, the region is expected to produce about 2.8 million ounces at an average total cash cost of about $245 per ounce.

South America

South America consists of the Pierina Mine and three significant development projects: Lagunas Norte and Veladero, which are expected to contribute to production in the second half of 2005, and Pascua-Lama, which is expected to come onstream in 2009. (See “Development Projects”, page 11.) The region contains 47% of the Company’s overall proven and probable gold reserves, or 42.1 million ounces.

The Pierina mine produced about 646,000 ounces at an average total cash cost of $106 per ounce.

In 2005, South American production will increase by about 90% to about 1.2 million ounces of gold, as Lagunas Norte and Veladero commence production in the second half of the year. Total cash costs are expected to be about $133 per ounce.

Australia/Africa

Barrick’s Australia/Africa region consists of the Kalgoorlie, Plutonic, Darlot and Lawlers mines in Australia, and Bulyanhulu and the recently producing Tulawaka mine in Tanzania. One new development project, Cowal in Australia, is projected to commence production in early 2006. The region contains 26% of the Company’s overall proven and probable gold reserves, or 22.6 million ounces.

In 2004, Australia/Africa production reached 1.35 million ounces of gold at an average total cash cost of $241 per ounce.

In the Australia/Africa region for 2005, Barrick’s six operations are expecting collective production of about 1.4 million ounces of gold, at increased total cash costs of about $257 per ounce.

Management’s Discussion
and Analysis (“MD&A”)

Contents

Core Business	pg. 26

Executive Overview and 2005 Outlook	pg. 26

Vision and Strategy	pg. 28

Capability to Deliver Results	pg. 29

Impact of Key Economic Trends	pg. 30

Results	pg. 35

Overview of 2004 versus 2003	pg. 35

Consolidated Gold Production and Sales	pg. 36

Results of Operating Segments	pg. 38

Other Costs and Expenses	pg. 45

Cash Flow	pg. 48

Overview of 2003 versus 2002	pg. 49

Balance Sheet	pg. 50

Quarterly Information	pg. 52

Off-Balance Sheet Arrangements	pg. 53

Liquidity	pg. 57

Canadian Supplement	pg. 60

Critical Accounting Policies and Estimates	pg. 60

Non-GAAP Performance Measures	pg. 67

Cautionary Statement on Forward-Looking Information	pg. 71

Glossary of Technical Terms	pg. 72

This MD&A has been prepared as of February 9, 2005, and is intended to supplement and complement our audited financial statements and notes thereto for the year ended December 31, 2004 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our “Financial Statements”). As required by Canadian Securities Authorities, a reconciliation of our US GAAP Financial Statements to Canadian GAAP is included in note 25 to the Financial Statements. You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in this MD&A that is unique to the mining industry, readers should refer to the glossary on pages 72 and 73. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. Unless otherwise indicated, the financial information in this MD&A has been prepared in accordance with US GAAP.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, and would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation’s shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Core Business

Barrick Gold Corporation (“Barrick”) is one of the world’s largest gold producers in terms of market capitalization, annual gold production and gold reserves. Our operations are concentrated in three regions: North America, Australia/Africa and South America.

Over the next two years, after production begins at four of our development projects, we are targeting our annual gold production to grow to 6.8–7.0 million ounces, with South America contributing an increasing proportion of our production. To grow our business, we are also exploring for gold in areas of the world outside of our three regions, particularly in Russia and Central Asia.

Ounces Produced by Region in 2004

We generate revenue and cash flow from the production and sale of gold in both bullion and concentrate form. We sell our gold production through three primary distribution channels: gold bullion is sold in either the gold spot market or under gold sales contracts between Barrick and various third parties, and gold concentrate is sold to independent smelting companies. Selling prices reflect the market price for gold at the time an agreement is reached on pricing.

Executive Overview and 2005 Outlook

Our share price appreciated by 6.65% in 2004, outperforming senior gold producers Newmont Mining Corporation, Placer Dome Inc., Anglogold Ashanti Limited and Gold Fields Limited, while the spot gold price appreciated by 5.54% over the same period.

In 2004, we produced 4.96 million ounces of gold at an average total cash cost of $2121 per ounce, achieving our original guidance for the year. Higher gold production at Goldstrike Open Pit, Goldstrike Underground and Pierina more than offset lower production at the Plutonic, Round Mountain, Darlot and Eskay Creek mine sites. Despite an environment of rising commodity prices, appreciation of currencies against the US dollar, and increased royalty and mining tax payments driven by higher market gold prices, we met our original total cash costs per ounce guidance. Our currency and commodity hedge programs enabled us to mitigate the impact of commodity prices and currency exchange rates on total cash costs per ounce and operating cash flow.

We had earnings of $248 million ($0.46 per share) and generated operating cash flow of $506 million ($0.95 per share) in 2004. Our 2004 earnings and operating cash flow included an after-tax opportunity cost of $89 million ($0.17 per share) due to the voluntary reduction of our fixed-price gold sales contracts, with deliveries into contracts at prices below the prevailing market gold price, and corresponding lower revenues from gold sales. Earnings in 2004 also included tax credits totaling $227 million relating to the resolution of a Peruvian tax assessment and a change in tax status

1.	Total cash costs per ounce is a non-GAAP performance measure that is used throughout this MD&A. For more information see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

in Australia; as well as impairment charges recorded against long-lived assets of $139 million pre-tax. In 2004, we exceeded our target (of 1.5 million ounces) for reducing our fixed-price gold sales contracts with a reduction of 2 million ounces.

At year-end, we had proven and probable reserves of 89.1 million ounces of gold2, based on a $375 gold price, after producing 5.5 million contained ounces. Reserve increases in 2004 were due to exploration projects at operating mines and development projects, and a lower cut-off grade as a result of a higher gold price assumption in 2004.

We continue to effectively support and shape our growth profile, including a focus on Russia and Central Asia. We made steady progress on the construction of four new mines, with three of them planned to enter production in 2005. Construction is proceeding on schedule for Lagunas Norte in Peru, Veladero in Argentina, Tulawaka in Tanzania, and Cowal in Australia. We are making progress in planning for our Pascua-Lama Project, which straddles the Chilean and Argentine border, our fifth development project, and East Archimedes which is located in Nevada, our sixth development project.

We have the capital resources to fund our development projects without the need for any equity dilution. During the year, we entered into a nine-year commitment in Argentina for $250 million in Veladero project financing and completed a $750 million public debenture offering. We also continued to optimize our capital structure through a share buyback program. At the same time, we have the gold mining industry’s only A-rated balance sheet, as rated by Standard & Poor’s.

During 2004, we implemented a number of initiatives to strengthen our organization, including making changes to the composition of our Board of Directors and governance practices as part of a commitment towards improved corporate governance. An organizational redesign was fully implemented in 2004. The new organizational design consolidated life-of-mine accountabilities under our Chief Operating Officer and established regional business units to add greater value to the global enterprise.

We expect 2005 gold production to be between 5.4–5.5 million ounces at an average total cash cost of $220–$230 per ounce, and we remain committed to our 40% targeted growth plan and gold production target for 2007 of 6.8–7.0 million ounces, at total cash costs slightly above $200 per ounce.3 The first and second quarters of 2005 are expected to have lower production and higher cash costs, with the second half of the year improving as Lagunas Norte and Veladero come on stream.

For the year, amortization is expected to be about $475–$485 million, and administration expense is expected to be approximately $90 million, including an estimated $15 million in costs on adoption of new accounting rules that require the expensing of stock options beginning in the second half of 2005. Exploration, development and business development expense is expected to be approximately $150 million, with the possibility that positive results could lead to additional exploration spending. Capital expenditures for 2005 are anticipated to be approximately $743 million for development excluding capitalized interest of $103 million and $245 million for sustaining capital.

2.	For a breakdown of reserves by category and additional information relating to reserves, see page 127 of this Annual Report.

3.	See page 36 for further information on forward-looking estimates of gold production and total cash costs per ounce.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Vision and Strategy

Our vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

The overriding goal of our strategy is to create value for our shareholders. To achieve this, cash flow from our mines is consistently reinvested in exploration, development projects and other strategic investments to work towards sustainable growth in production and cash flow. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time, but shorter-term priorities are also set for current areas of focus.

We use strategic relationships to share risk and expertise. Examples include joint venture arrangements for the Hemlo, Round Mountain and Kalgoorlie mines, and also for exploration programs in certain areas. We have investments in Highland Gold Mining PLC (“Highland Gold”) and Celtic Resources Holdings PLC (“Celtic Resources”), as well as strategic alliances with both companies, as part of our plan to develop a business unit in Russia and Central Asia.

Long-term
Strategy Elements		Focus Areas		Measures

Growth in reserves	>	Growth at existing mine sites by finding new	>	Additions to reserves
and production		resources and converting to reserves.		and resources.
	>	Growth through successful exploration focused	>	Consistent investment in
		principally in key exploration districts (Goldstrike,		exploration and development.
		Frontera, Lake Victoria, Alto Chicama) and	>	Growth in annual
		in Russia/Central Asia.		gold production.
	>	Execute the development and construction	>	Size of gold reserves.
		of Veladero, Lagunas Norte, Tulawaka, Cowal,	>	Construction progress
		Pascua-Lama and East Archimedes.		versus schedules.
	>	Develop a business unit in Russia/Central Asia	>	Actual construction costs.
		through investments in, and strategic alliances	>	Status of regulatory
		with Highland Gold and Celtic Resources.		requirements.

Operational excellence	>	Control costs.	>	Total cash costs per ounce.[1]
		• Global supply chain management.	>	Amortization per ounce.[1]
		• Continuous improvement initiatives.	>	Ore throughput.
		• Currency, interest rate and	>	Equipment utilization
		fuel/propane hedge programs.		statistics.
	>	Optimize productivity through	>	Liquidity – operating cash
		continuous improvement initiatives.		flow and credit rating.
	>	Effective assessment and management of risk.	>	Key balance sheet ratios.
	>	Effective capital allocation and management.
	>	Sourcing of funding for capital needs.

Strengthen	>	Workforce – identify and develop talent.	>	Talent review and
the organization	>	Leadership development and succession planning.		performance management.
	>	Adopt best practices in corporate governance,	>	Compliance with
		including strengthening internal controls.		Sarbanes-Oxley Act.

Responsible mining	>	Reinforce health and safety culture.	>	Safety leadership and
	>	Enhance environmental performance, including use of innovative technology to protect the environment.	>	other training initiatives. Medical aid injury frequency.
	>	Maintain positive community and government relations.	>	Environmental performance.

1.	Total cash costs per ounce and amortization per ounce are non-GAAP performance measures. For more information, see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

Resources and processes provide us with the capability to execute our strategy and deliver results. Our critical resources and processes are as follows:

Critical Non-Capital Resources and Processes

Experienced Management Team and Skilled Workforce

We have an experienced management team that has a proven track record in the mining industry. Our management team is critical to the achievement of our strategic goals, and we are focused on retaining and developing key members. The team is focused on the execution of our strategy and business plan. Strong leadership and governance are critical to the successful implementation of our core strategy. We are focusing on leadership development for key members of executive-level and senior mine management.

A skilled workforce is one of our most significant non-capital resources. Competition for appropriately trained and skilled employees is high in the mining industry. Employee retention, the ability to recruit skilled employees, and labor relations have a significant impact on the effectiveness of our workforce, and ultimately the efficiency and effectiveness of our operations. We maintain training programs to develop the skills that certain employees need to fulfill their roles and responsibilities. The remote nature of many mine sites can present a challenge to us in maintaining an appropriately skilled workforce. Priorities for our Human Resources group include strengthening our workforce and developing leadership and succession capabilities by focusing on attracting and retaining the best people, as well as enhancing the process for identifying and developing the leadership pool. We are implementing Human Resources systems solutions to enhance our ability to analyze and compare labor costs, productivity and other key statistics to better manage the effect our workforce has on our mining operations.

Health and Safety

As part of our commitment to corporate responsibility, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. Key areas of focus include safety leadership through training and risk management practices; designing and enhancing processes and programs to ensure safety requirements are met; and communicating a safety culture as part of Company and personal core values.

Environmental

We are subject to extensive laws and regulations governing the protection of the environment, endangered and protected species, waste disposal and worker safety. We incur significant expenditures each year to comply with such laws and regulations. We seek to continuously implement operational improvements to enhance environmental performance. We also integrate environmental evaluation, planning, and design into the development stage of new projects to ensure environmental matters are identified and managed at an early stage.

Cost Control

Successful cost control depends upon our ability to obtain and maintain equipment, consumables and supplies as required by our operations at competitive prices. Through a culture of continuous improvement, we are also focusing on identifying and implementing steps to make our operations more effective and efficient.

Our Supply Chain group is focusing on improving long-term cost controls and sourcing strategies for major consumables and supplies used in our mining activities through global commodity purchasing teams. They are also focusing on knowledge sharing across our global business and implementing best practices in procurement. We are developing strategies to help us analyze and source consumables and supplies at the lowest cost over the life of a mine, as well as long-term alliances with suppliers.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Maintenance is a significant component of our operating costs. Our Global Maintenance team is working to reduce maintenance costs and increase equipment utilization through an internal maintenance community. Key areas of focus include setting standards for maintenance to optimize usage of mine equipment and enable cost-effective purchasing of mine equipment. They are implementing a global maintenance system to facilitate sharing of best practices and tracking of capital equipment statistics such as utilization, availability and useful lives.

Technology

Our Information Technology group monitors significant risks, such as security, the risk of failure of critical systems, risks relating to the implementation of new applications, and the potential impact of a systems failure. They are implementing strategies to manage these risks, including ongoing enhancements to security; monitoring of operating procedures; the effectiveness of system controls to safeguard data; evaluating technology resources; and maintaining disaster recovery plans. Other areas of focus include reducing technology diversity through standardizing systems solutions, and ongoing analysis of business needs and the potential benefits that can be gained from new applications.

Internal Controls

We maintain a system of internal controls designed to safeguard assets and ensure financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls and implement control enhancements, where appropriate, to improve the effectiveness of controls. In 2004 and 2003, we focused on the design, testing and assessment of the effectiveness of internal controls to enable us to meet the certification and attestation requirements of the Sarbanes-Oxley Act. We presently file management certifications annually under Section 302 and Section 906 and expect to comply with the reporting requirements of Section 404 as required by law.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents.

Critical Capital Resources and Processes

We expect to fund capital requirements of about $2.5 billion over the next four years to finish construction activities at our development projects and for a power plant to supply our Goldstrike mine. Adequate funding is in place or available for all our development projects. We plan to put in place project financing for a portion of the expected construction cost of Pascua-Lama, however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flow.

We may also invest capital in Russia and Central Asia in 2005 to exercise certain rights we hold through agreements with Highland Gold and Celtic Resources to acquire interests in various mineral properties, and also to acquire future common shares of Celtic. These rights are described in note 10 to the Financial Statements. We expect that any capital required will be funded from a combination of our existing cash position and operating cash flow in 2005.

Impact of Key Economic Trends

1. Higher Market Gold Prices

Gold Prices (Dollars per Ounce)

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market gold prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. The US dollar gold price has increased over the past few years, mainly due to the weakening of the US dollar against most major currencies, a decline in gold supply and an increase in demand for gold. The gold price over the last few years has had a high correlation with the US dollar, and we expect this correlation to continue.

With global financial markets experiencing significant volatility, political and security issues in a state of uncertainty, and with the US dollar – the “secure investment of choice” globally – coming under pressure, the global investment community has reawakened to the potential for gold as an alternative investment vehicle. The past few years have seen a resurgence in gold as an investment vehicle, and we believe the prospects for gold to experience further investment interest are good, particularly in light of expected global economic/political uncertainties going forward. We believe that the introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds – “ETFs”) will further enhance gold’s appeal to investors.

Our revenues are significantly impacted by the market price of gold. We have historically used fixed-price gold sales contracts to provide protection in periods of low market gold prices, but since 2001 we have been focusing on reducing the level of outstanding fixed-price gold sales contracts. In 2004, we reduced our fixed-price gold sales contracts by 2 million ounces. The terms of our fixed-price gold sales contracts enable us to deliver gold whenever we choose over the primarily ten-year term of the contracts. Our fixed-price gold sales contracts have allowed us to benefit from higher market gold prices, while the flexibility implicit in contract terms allows us to reduce the outstanding sales contracts over time.

Over the last three years, our realized gold sales prices have largely tracked the rising market gold price. Periods when our average realized price was below average market prices were primarily caused by us voluntarily choosing to deliver into gold sales contracts at prices lower than prevailing market prices to reduce outstanding gold sales contracts. We view the outlook for market gold prices to be positive due to our view of a declining US dollar and the present supply/demand fundamentals. In the future, we expect to be able to benefit from higher gold prices. The flexibility under our fixed-price gold sales contracts will enable us to deliver gold at market prices, however, if we choose to deliver a portion of our production under gold sales contracts, the prices for those deliveries may be below prevailing market prices.

2. Higher Market Silver Prices

Spot Silver Prices (Dollars per Ounce)

Market silver prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. Market silver prices have increased since late 2003 mainly due to increasing investment and industrial demand, along with higher world economic growth in 2004. Market prices fluctuated in 2004 as higher prices caused demand from jewelry and silverware fabrication to decrease. An expected decline in the use of silver for photographic film due to increases in digital photography may negatively impact market prices, but this trend has been partly offset by increased demand for photographic film in developing countries.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market silver prices impact the value of silver produced as a by-product at some of our mines. When the silver price increases, by-product credits increase and our total cash costs per ounce decrease. In the past, we have used silver sales contracts to sell a portion of our annual silver production, which has helped to mitigate the impact of volatility in market prices, and we may use such contracts in the future. The flexibility under our silver sales contracts allows us to benefit from higher market silver prices by choosing to deliver silver production into the silver spot market. If we choose to deliver a portion of our silver production under silver sales contracts, the prices for those deliveries may be below prevailing market prices.

3. Weakening of the US dollar Against Major Currencies

AUD$ Spot and Average Monthly Hedge Rates
(A$:US$ exchange rate)

CAD$ Spot and Average Monthly Hedge Rates
(C$:US$ exchange rate)

The US dollar significantly depreciated against many major currencies in 2003 and 2004. The weakening of the US dollar was largely due to a record US trade deficit and low interest rates that, after taking into account inflation, provided negative real returns. As these conditions remain, and as the United States seeks to improve the competitiveness of its exports, further devaluation of the US dollar may occur.

Results of our mining operations in Australia and Canada, reported in US dollars, are affected by exchange rates between the Australian and Canadian dollar and the US dollar, because a portion of our annual expenditures are based in local currencies. A weaker US dollar causes costs reported in US dollars to increase, because local currency denominated expenditures have become more expensive in US dollars. We have a currency hedge position as part of our strategy to control costs by mitigating the impact of a weaker US dollar on Canadian and Australian dollar-based expenditures. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2004 – $96 million; 2003 – $58 million; 2002 – $7 million. These gains are included in our operating costs.

At December 31, 2004, we had hedged local currency-based expenditures for about the next three years at average exchange rates that are more favorable than market rates in early 2005. The average rates for currency contracts designated against operating costs over the next three years are $0.64 for Australian dollar contracts and $0.72 for Canadian dollar contracts. Further details of our currency hedge position are included in note 16 to the Financial Statements. Beyond three years, most of our local currency denominated costs are subject to market currency exchange rates. If the trend of a weakening US dollar continues, we do not expect that this will significantly impact our results of

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

operations over the next three years because of the protection we have under our currency hedge position. Beyond the next three years, our results could be affected, depending upon whether we add to our currency hedge positions in the future.

4. Higher Energy Prices

Crude Oil Market Price
(Dollars per Barrel)

Diesel Fuel and Propane

Prices of commodities, such as diesel fuel and propane, are subject to volatile price movements over short periods of time and are affected by factors that are beyond our control. Annually, we consume about 1.3–1.7 million barrels of diesel fuel and 20–25 million gallons of propane at our mines. The cost of these commodities affects our costs to produce gold.

Crude oil is refined into diesel fuel that is used by us at our mines. Due mainly to global supply shortages and a weakening US dollar, crude oil prices rose in 2004, with a corresponding rise in diesel fuel prices. To control costs by mitigating the impact of rising diesel fuel prices, we put in place a fuel hedge position of 2.4 million barrels, a portion of estimated future diesel fuel consumption over the next three years with an average cap price of $39 per barrel and participation to an average floor price of $29 per barrel on about half the position. In 2004, we realized benefits in the form of hedge gains totaling $4 million when contract prices were compared to market prices. If the trend of increasing diesel fuel prices continues, this could impact future gold production costs, albeit mitigated by our present fuel hedge position. We also have a propane hedge position of 29 million gallons at an average price of $0.79 per gallon, that will help to control the cost of a portion of propane consumption at our mining operations over the next two years, and mitigate the impact of volatility in propane prices.

Electricity

Electricity prices have risen in recent years as a result of diesel fuel price increases and natural gas demand, as well as excess demand for electricity. Annually we consume about 1.3–1.5 billion kilowatts of electricity at our mines. Fluctuations in electricity prices or in electricity supply impact costs to produce gold. To control electricity costs, we are building a 115-megawatt natural gas-fired power plant in Nevada that will supply our Goldstrike mine, and reduce the mine’s dependence on the regulated utility in Nevada. The sourcing of electricity from this power plant is expected to reduce total cash costs by an average of about $10 per ounce at Goldstrike over the remaining life of the mine, compared to recent costs of obtaining power from the regulated power utility. The plant is targeted to begin operating in fourth quarter 2005. We are also entering into long-term power supply arrangements for some mines; building powerlines to link into power grids; actively reviewing alternative sources of supply of electricity; and looking at other options across many of our larger mines and development projects.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

5. Other Inflationary Cost Pressures

The mining industry has been experiencing significant inflationary cost pressures with increasing costs of labor and prices of consumables such as steel, concrete and tires. The cost of consumables such as steel and concrete mainly impacts mine construction costs. The costs of tires mainly impacts cash production costs. For steel in particular, world demand in excess of supply caused steel prices to increase significantly in 2004. We are directly and indirectly impacted by rising steel prices through the cost of new mine equipment and grinding media, as well as structural steel used in mine construction. We are focusing on supply chain management and continuous improvement initiatives to mitigate the impact of higher steel prices, including controlling usage and extending the life of plant and equipment, where possible.

6. Declining US dollar interest rates

Interest Rate %

US dollar interest rates have been relatively low by historic standards over the past three years due mainly to ongoing weak economic conditions; easy monetary policies; low inflation expectations; and increasing demand for low-risk investments. This lower interest-rate environment has enabled us to secure new sources of financing in 2004 at relatively attractive interest rates.

Volatility in interest rates mainly affects interest receipts on our cash balances ($1,398 million outstanding at the end of 2004), and interest payments on variable-rate long-term debt ($411 million outstanding at the end of 2004). Based on the relative amounts of variable-rate financial assets and liabilities at the end of 2004, declining interest rates would have a negative impact on our results. In the future we expect these relative amounts to change as we invest cash in our development projects. The amount of cash balances may decrease from levels at December 31, 2004, subject to the amount of operating cash flow we generate in the future, as well as other sources of and uses for cash. In response to the volatility in interest rates, we have used interest rate swaps to alter the relative amounts of variable-rate financial assets and liabilities and to mitigate the overall impact of changes in interest rates. Management of interest-rate risk takes into account the term structure of variable-rate financial assets and liabilities. On $300 million of our cash balances, we have fixed the interest rate through 2008 at 3.3%. On our Bulyanhulu project financing, we have fixed the Libor-based rate for the remaining term of the debt at 4.45%. These interest rate swaps have provided benefits to us in the form of hedge gains, when rates under the swaps are compared to market interest rates, totaling $16 million in 2004, $13 million in 2003 and $6 million in 2002. In the future we may alter the notional amounts of interest rate swaps outstanding, as the relative amounts of variable-rate assets and liabilities change, to attempt to manage our exposure to interest rates.

Interest rates have historically been correlated with forward gold prices compared to current market prices. In periods of higher interest rates, forward gold prices have generally been higher. Consequently in periods of higher interest rates we have been able to secure more favorable future prices under fixed-price gold sales contracts.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results

Selected Annual Information

For the years ended December 31
($ millions, except per share
and per ounce data in dollars)	Targets for 2004[1]	2004	2003	2002

Gold production (’000s oz)	4,900–5,000	4,958	5,510	5,695
Gold sales
(’000s oz)		4,936	5,554	5,805
$ millions		$1,932	$2,035	$1,967
Market gold price[3]		409	363	310
Realized gold price[3]		391	366	339
Total cash costs[3,4]	$205–215	212	189	177
Amortization	480–490	452	522	519
Net income		248	200	193
Net income per share
Basic		0.47	0.37	0.36
Diluted		0.46	0.37	0.36
Dividends per share		0.22	0.22	0.22
Cash inflow (outflow)
Operating activities		506	519	588
Capital expenditures	(900)[2]	(824)	(322)	(228)
Financing activities		741	(266)	(61)
Total assets		6,274	5,358	5,261
Total long-term financial liabilities		$1,707	$789	$819
Gold reserves (millions of contained oz)		89.1	85.9	86.9
Fixed-price gold sales contracts (millions of oz)		13.5	15.5	18.1

1.	As disclosed in the 2003 Annual Report.

2.	As disclosed in the second quarter 2004 report.

3.	Per ounce weighted average.

4.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

Overview of 2004 Versus 2003

Earnings

In 2004, higher cash production costs were offset by higher gold selling prices, but earnings were impacted by lower gold sales volumes. Based on the difference between average realized gold prices and average total production costs per ounce, the impact of lower sales volumes was to decrease pre-tax earnings by about $54 million.

As expected, gold production in 2004 was lower than 2003, and total cash costs per ounce were higher, mainly due to the expected mining of lower ore grades in 2004. Higher spot gold prices enabled us to realize higher selling prices for our gold production, and mitigate the impact on revenue of 11% lower sales volumes. We sold about 59% of our production into the spot market, and 41% into our gold sales contracts at prices lower than prevailing market prices. By voluntarily delivering into some of our gold sales contracts, we reduced our fixed-price gold sales contracts by 2 million ounces, and we accepted an $89 million opportunity cost, compared to delivering all of our production at market prices, with corresponding lower revenues from gold sales.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings in 2004 benefited from $25 million lower pre-tax interest expense, a $203 million income tax recovery, and pre-tax gains on sale of assets totaling $34 million, partly offset by pre-tax impairment charges totaling $139 million on long-lived assets. Interest expense decreased by $25 million mainly due to amounts capitalized at development projects in 2004. The $203 million income tax recovery in 2004 included a credit of $141 million following the resolution of a tax assessment in Peru, and a credit of $81 million due to a change in tax status in Australia following the adoption of certain aspects of new tax legislation. Earnings in 2003 included a $60 million post-tax non-hedge derivative gain (2004 – $9 million post-tax) and deferred tax credits totaling $62 million, partly offset by post-tax charges of $11 million on settlement of the Inmet litigation and $17 million for the cumulative effect of accounting changes.

Special Items – Effect on earnings increase (decrease) ($ millions)

	2004		2003		2002
For the years ended December 31	Pre-tax	Post-Tax	Pre-tax	Post-Tax	Pre-tax	Post-Tax

Non-hedge derivative gains (losses)	$5	$9	$71	$60	$(6)	$6
Inmet litigation costs	—	—	(16)	(11)	—	—
Gains on asset sales	34	28	34	27	8	5
Impairment charges on long-lived assets	(139)	(96)	(5)	(3)	(11)	(11)
Impairment charges on investments	(5)	(5)	(11)	(11)	—	—
Changes in asset retirement obligation cost estimates	(22)	(17)	(10)	(10)	—	—
Cumulative effect of accounting changes	—	—	(17)	(17)	—	—
Resolution of Peruvian tax assessment
Outcome of tax uncertainties	—	141	—	—	—	—
Reversal of other accrued costs	21	15	—	—	—	—
Deferred tax credits
Change in Australian tax status	—	81	—	—	—	—
Release of valuation allowances/outcome of uncertainties	—	5	—	62	—	22
Total	(106)	161	46	97	(9)	22

Cash Flow

Our closing cash position at the end of 2004 increased by $428 million to $1,398 million. Operating cash flow decreased slightly in 2004 mainly due to the lower gold sales volumes and increases in supplies inventory at our development projects, partly offset by lower payments for income taxes. Capital expenditures increased by $502 million to $824 million mainly due to construction activity at our development projects. We received $974 million from new financing put in place primarily to fund construction at our development projects; we paid dividends totaling $118 million and we spent $95 million on our share buyback program.

Consolidated Gold Production and Sales

Gold production and production costs

By replacing gold reserves depleted by production year over year, we can maintain production levels over the long term. If depletion of reserves exceeded discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known orebodies or by locating new deposits. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

proven and probable reserves and to construct mining and processing facilities. Given that gold exploration is speculative in nature, some exploration projects may prove unsuccessful.

Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. Total cash costs per ounce are also affected by changing waste-to-ore stripping ratios, ore metallurgy that impacts gold recovery rates, labor costs, the cost of mining supplies and services, and foreign currency exchange rates. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

In 2004, production from our portfolio of mines was in line with plan. As expected, production in 2004 was 10% lower than in 2003 primarily as a result of mining lower-grade ore at Goldstrike Open Pit, Pierina and Eskay Creek, partly offset by higher production at Bulyanhulu. Ounces sold decreased by 11% compared to 2003, consistent with the lower production levels. As our development projects commence production beginning in 2005, we are targeting annual gold production to rise to between 6.8 and 7.0 million ounces by 2007 at total cash costs slightly above $200 per ounce. In 2005, we expect to produce about 5.4–5.5 million ounces at total cash costs of between $220 and $230 per ounce.

Our Pierina and Eskay Creek mines produced about 17 million ounces of silver by-products in 2004. The incidental revenue from sales of silver is classified as a component of our reported “total cash costs per ounce” statistics, which is one of the key performance measures that we use to manage our business. At December 31, 2004, the silver content in our gold reserves was about 911 million ounces. After production begins at Pascua-Lama, we expect that our annual silver production will increase significantly.

Consolidated Total Cash Costs Per Ounce

For the years ended December 31
(in dollars per ounce)	Target for 2004	2004	2003	2002

Cost of sales[1]		$248	$210	$191
Currency hedge gains		(19)	(12)	(1)
By-product credits		(30)	(21)	(20)
Cash operating costs		199	177	170
Royalties/mining taxes		13	12	7
Total cash costs[2]	$205–215	$212	$189	$177

1.	At market currency exchange rates.

2.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs for 2004 were in line with the original full-year guidance. As expected, total cash costs in 2004 were higher than in 2003, primarily due to processing lower-grade ore at Goldstrike Open Pit, Round Mountain and Pierina, combined with the effect of changes in average currency hedge rates on total cash costs at our Australian mines.

Revenue from gold sales

We realized an average selling price of $391 per ounce for our gold production in 2004, compared to $366 per ounce in 2003, when average market gold prices were lower. Our average realized price in 2004 reflects delivery of 59% of ounces sold into the spot market at market prices, and 41% into gold sales contracts at selling prices below prevailing market prices. We exceeded our target for reducing our fixed-price gold sales contracts by 0.5 million ounces in 2004, ending the year with a 2 million ounce reduction. The price realized for gold sales in 2005 and beyond will depend upon spot market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.

Results of Operating Segments

In our Financial Statements we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments include: producing mines, development projects and our corporate exploration group. For each segment, factors influencing consolidated realized gold prices apply equally to the segments, and therefore the factors have not been repeated in the discussion of individual segment results. We monitor segment operating costs using “total cash costs per ounce” statistics that represent segment operating costs divided by ounces of gold sold in each period. The discussion of results for each segment focuses on this statistic in explaining changes in segment operating costs. We also discuss significant variances from prior public guidance for gold production and total cash costs per ounce statistics for each segment.

Conducting mining activities in countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and tax implications on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.

For development projects, we prepare estimates of capital expenditures; reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and also the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for development projects reflect expensed mine development and mine start-up costs.

North America

In 2004, production was at the low end of the original guidance for the year and total cash costs were better than the original guidance for the year. Total cash costs per ounce reflected lower costs than plan at the Goldstrike Open Pit and Eskay Creek, partly offset by higher costs at Round Mountain and Hemlo. Total cash costs for the North America region in 2004 were not significantly affected by the impact of a weakening US dollar on our Canadian mines or by rising fuel prices, because we mitigated these exposures through our currency

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

and fuel hedge programs as part of our focus on controlling costs.

The region produced 8% less gold in 2004 compared with 2003 mainly because of the expected mining of lower-grade ore at the Goldstrike Open Pit and Eskay Creek. Compared to 2003, total cash costs per ounce were 6% higher in 2004, as a result of the processing of lower-grade ore.

In 2005, gold production from the North America region is expected to decline by 5% to about 2.8 million ounces due to the processing of lower-grade ore at Eskay Creek and following the depletion of reserves at Holt-McDermott in 2004. Total cash costs for the region are expected to increase by 10% to about $245 per ounce, mainly due to the processing of lower-grade ore at Round Mountain and Eskay Creek, as well as slightly higher costs at Goldstrike.

Goldstrike, United States

Segment income decreased by $1 million in 2004 from 2003 levels, mainly due to 14% lower gold sales volumes and 5% higher total cash costs per ounce, partly offset by 7% higher realized gold prices and 7% lower amortization expense.

Gold production at the open pit was slightly higher than plan in 2004, and total cash costs per ounce were slightly lower than plan. With the planned mining of lower-grade ore in 2004, partly offset by better gold recovery rates, open-pit production was 11% lower and total cash costs per ounce were 6% higher than in 2003. Revenues decreased by 8%, with a 17% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increase in realized gold prices.

At the underground mine, production was 5% below the low end of the original range of guidance due to lower than expected availability of the Rodeo backfill raise, changes to mine sequencing, and higher maintenance costs due to unexpected repairs to electrical transformers. Total cash costs per ounce were at the high end of the original range of guidance for 2004 due to the lower production volumes and higher backfill haulage costs. Production was slightly higher than 2003 and total cash costs per ounce were similar to 2003, mainly due to better gold recovery rates and processing of slightly higher-grade ore in 2004.

Amortization expense decreased by $11 million in 2004 mainly due to the effect of lower gold sales volumes, combined with the impact of reserve increases at the beginning of 2004 that caused a $15 million decrease in amortization expense.

In 2004, the Nevada Public Utilities Commission approved our proposal to build a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine. The plant is targeted to commence operations in fourth quarter 2005. Highlights include:

>	The construction permit for the foundation and buried services was received in fourth quarter 2004.

>	Engineering work for the project is substantially complete and site preparation commenced in fourth quarter 2004. Construction of the power plant was subcontracted to a third-party contractor, and $18 million was spent on construction in 2004.

>	We expect to file an application for a building construction permit in first quarter 2005.

>	The natural gas supplier to the power plant is applying for permits to enable the construction of a short extension from an existing gas pipeline to the power plant site.

Eskay Creek, Canada

Segment income decreased by $13 million in 2004, mainly due to 18% lower gold sales volumes and 9% higher amortization expense, partly offset by 40% lower total cash costs per ounce and 7% higher realized gold prices. Revenues decreased by 14%, with an 18% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increase in realized gold prices.

Production for 2004 was slightly lower than plan due to lower than expected ore grades and unscheduled backfill plant maintenance. Total cash costs per ounce were better than plan, mainly due

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

to higher by-product credits caused by higher silver prices, partly offset by the impact of processing lower-grade ore and higher maintenance costs. Compared to 2003, as expected, production decreased by 18% because of a 4% decline in quantity of ore processed, and an 18% decline in ore grade. Total cash costs per ounce were 40% lower than 2003 mainly due to higher by-product credits in 2004 caused by higher silver prices, partly offset by the impact of lower ore grades.

Amortization expense increased by $4 million in 2004 mainly due to the impact of downward revisions to reserve estimates in 2004 that increased amortization rates, partly offset by the effect of lower gold sales volumes.

In fourth quarter 2004, the Eskay Creek mine was tested for impairment effective December 31, 2004. An impairment charge of $58 million was recorded, which is not included in the measure of segment income. For further details see page 64.

Round Mountain (50% owned), United States

Segment income decreased by $5 million in 2004, mainly due to 28% higher total cash costs, partly offset by 7% higher realized gold prices. Revenues increased by 6% mainly due to 7% higher realized gold prices.

Production was 4% higher than the high end of the original range of guidance for 2004, but at slightly higher total cash costs per ounce. Production was positively impacted by the continuing recovery of gold from leach pads where ore was placed in prior years. Higher total cash costs per ounce were mainly due to higher royalty costs, caused by higher market gold prices, as well as higher purchase costs and consumption of both cyanide and lime. Compared to 2003, gold production was 3% lower due to an expected decline in ore grades partly offset by an increase in quantities of ore processed. Total cash costs per ounce increased by 28% over 2003 as a result of mining lower-grade ore in 2004, higher royalties, and higher purchase costs and consumption of both cyanide and lime. Higher recovery rates of gold from leach pads in 2003 also contributed to the year on year change in total cash costs per ounce.

Amortization expense decreased by $3 million mainly due to slightly lower gold sales volumes combined with the effect of reserve increases at the beginning of 2004 on amortization rates.

Hemlo (50% owned), Canada

Segment income decreased by $3 million in 2004, mainly due to 10% lower gold sales volumes, combined with 6% higher total cash costs per ounce, partly offset by 7% higher realized gold prices. Revenues decreased by $5 million as 10% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was 10% lower than plan and total cash costs per ounce were 13% higher than plan primarily because ground stability issues caused mining to occur in lower-grade areas of the mine. A decline in ore grades in 2004 was the primary reason for the lower gold production and higher total cash costs per ounce compared with 2003.

East Archimedes, United States

In September 2004, a decision was made to proceed with the East Archimedes project at the Ruby Hill mine site in Nevada. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at Ruby Hill. Construction capital is estimated at about $75 million over an expected two-year construction phase that begins once permitting is secured. The mining fleet has been ordered and permitting work is ongoing. The project has an expected life-of-mine strip ratio of 9:1 and assumes an average mining rate of 100,000 tons per day. The first gold pour is targeted for mid-2007.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

In 2004, all production was from the Pierina mine. Lagunas Norte and Veladero are expected to begin production and contribute to the South America region’s results in the second half of 2005. In 2005, we expect production to increase by about 90% to about 1.2 million ounces, mainly due to the production start-up at Lagunas Norte and Veladero. Total cash costs are expected to increase by 25% to about $133 per ounce, mainly due to higher costs at Pierina following an increase in the stripping ratio from 60:1 to 86:1 and the impact of new production from Veladero and Lagunas Norte. The higher stripping ratio at Pierina mainly reflects the updating of the mine plan to incorporate additions to reserves at the end of 2004.

Pierina, Peru

Segment income decreased by $15 million in 2004 mainly due to 29% lower gold sales volumes, combined with 28% higher total cash costs per ounce, partly offset by 7% higher realized gold prices and lower amortization rates. Revenues decreased by $81 million as 29% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was slightly higher than plan, however total cash costs per ounce were 6% higher than the upper end of the range of guidance for the year. The ability to access higher-grade ore at the mine was delayed due to a change in the mining plan to adjust for minor pit slope instability in the west pit wall. Higher fuel prices and lower by-product credits, due to lower quantities of silver contained in the ore processed in 2004, as well as processing of lower-grade ore, all contributed to higher total cash costs per ounce. Compared to 2003, production was 29% lower and total cash costs per ounce were 28% higher, due to the expected mining of lower-grade ore. Higher labor costs in 2004 also contributed to the increase in total cash costs over 2003.

Amortization expense decreased by $59 million mainly due to the lower gold sales volumes, combined with the effect of reserve increases at the beginning of the year that lowered amortization rates and caused amortization expense to decrease in 2004 by $9 million.

Lagunas Norte, Peru

In 2004, the segment loss of $12 million represents expensed mine development costs prior to May 1, 2004 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes, together with $3 million of expensed mine start-up costs. In 2003, the segment loss of $29 million represented expensed mine development costs for a full year.

The project remains on schedule for its first gold pour in the third quarter of 2005. The first three full years of production at Lagunas Norte are now expected to average approximately 800,000 ounces of gold annually at total cash costs of about $155 per ounce. The project’s reserves increased by 2.0 million ounces, or 28%, to 9.1 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. Highlights include:

>	The Lagunas Norte/Alto Chicama Legal Stability Agreement between Barrick and the Peruvian Government was executed in January 2005. This agreement will provide greater certainty over the foreign exchange and fiscal administrative regime for 15 years, including real estate taxes, custom duties, VAT and excise taxes.

>	Construction of the overall project was about 70% complete at the end of 2004, with about 4,000 workers on-site.

>	Construction costs of $182 million were spent in 2004, of which $40 million relates to the purchase of the mine fleet, main auxiliary mine equipment and other mine equipment.

>	Approval of the Environmental Impact Statement and principal construction permit was received in first quarter 2004.

>	Overliner material is being placed on the leach pad.

>	The power line was completed and energized in January 2005.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina

In 2004, the segment loss of $5 million represents expensed mine start-up costs. In 2003, the segment loss of $18 million represented expensed mine development costs prior to October 1, 2003 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes.

The project remains on schedule for its first gold pour in the fourth quarter of 2005. The first three full years of production at Veladero are now expected to average approximately 700,000 ounces of gold annually at total cash costs of about $200 1 per ounce. The project’s reserves increased by 1.7 million ounces, or 16%, to 12.8 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. During 2004, we revised our construction capital estimate upwards to about $540 million from our previous estimate of $475 million due to a number of factors including: increases in prices for commodities, such as fuel, concrete and steel; exchange rate variations; higher labor costs; increased winter operations costs; and some preliminary changes to the scope of the project. Estimated future total cash costs are also being affected by similar cost pressures. We are evaluating a number of alternatives to control the cost increases, which may require some additional capital investment. Highlights include:

>	Construction costs of $284 million were spent in 2004 and the project is about 65% complete.

>	Internal mine road construction is complete.

>	Work on the truck shop facility was complete in December 2004.

>	Steel erection on the secondary crusher is progressing on schedule and the main crusher components have been installed. Construction of the other plant facilities is well advanced.

>	The assay lab was commissioned in fourth quarter 2004.

>	Construction of the valley-fill heap leach facility embankment began in 2004 and was complete in February 2005.

>	Pre-stripping activities have steadily improved in fourth quarter 2004 due to improvements in equipment availability, blasting techniques and the use of experienced shovel operators brought in to assist with mining activities and to train others.

Pascua-Lama, Chile/Argentina

In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina. The development is contingent on obtaining the necessary permits, approvals and fiscal regimes. Pascua-Lama is a large, low total cash cost, long-life asset that is expected to contribute to our production, cash flow and earnings for many years. We believe that few undeveloped gold deposits exist in the world that are of comparable size and quality to Pascua-Lama. Pascua-Lama is also expected to increase our leverage to silver. Furthermore, development of the Pascua-Lama project, combined with Veladero and the large associated land holdings with regional exploration potential, presents an opportunity to develop the area as one large gold district.

Annual production is estimated between 750,000-775,000 ounces of gold and about 30 million ounces of silver over the first ten years at estimated total cash costs of about $130–140 1 per ounce. The project’s gold reserves increased by 0.8 million ounces, or 5%, to 17.6 million ounces at year-end 2004. Pre-production construction costs are estimated at about $1.4–1.5 billion, excluding capitalized interest. A further $0.3 billion of capital is expected to be spent in the three years after production startup for a plant expansion and flotation circuit to increase capacity from 33,000 to 44,000 metric tons per day. The permitting phase of the Pascua-Lama project is expected to be completed by the end of 2005. An expected three-year construction phase will begin once permitting has been completed and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

1.	Subject to exchange rate fluctuations and applicable export duties.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2004, the segment loss of $4 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss. We incurred capital expenditures of $35 million in 2004.

Recent focus has been on community/government relations, permitting, protocol implementation and tax stability. A mining protocol for the project, which straddles the border of Chile and Argentina, was signed by both governments. The protocol provides the framework for resolving certain issues such as border crossings by personnel and materials. Environmental impact assessments were filed by the end of 2004 and approval is sought by the end of 2005.

Australia /Africa

Gold production in 2004 was slightly higher than plan mainly due to the mining of higher-grade ore at Kalgoorlie, partly offset by slightly lower production than plan at Plutonic and Bulyanhulu. Total cash costs per ounce were 3% higher than the upper end of the range of original guidance for the year mainly due to higher costs at Plutonic and Bulyanhulu. Changes in market currency exchange rates in 2004 did not significantly impact total cash costs per ounce because we mitigated this exposure through our currency hedge program.

In 2004, gold production was 1% higher than 2003 as higher production at Kalgoorlie and Bulyanhulu was partly offset by lower production at Plutonic. Total cash costs per ounce were 14% higher than 2003 mainly because of the processing of lower-grade ore at Plutonic, combined with the effect of increases in average Australian dollar currency hedge rates. The average rates of currency hedge contracts vary year on year, which impacts reported total cash costs per ounce. The average exchange rate of hedge contracts in 2004 was $0.58 compared to $0.55 in 2003, which caused total cash costs per ounce to increase slightly in 2004.

In 2005, production from the Australia/Africa region is expected to increase by 7% to about 1.4 million ounces, mainly due to the production start-up at Tulawaka in first quarter 2005. Total cash costs per ounce are expected to increase by 7% to about $257 per ounce, mainly due to a 5% increase in the average exchange rate of Australian currency hedge contracts designated for 2005, but the average exchange rate remains significantly better than current spot exchange rates.

Kalgoorlie (50% owned), Australia

Segment income increased by $10 million in 2004, mainly due to the combined effect of 12% higher gold sales volumes and 7% higher realized gold prices, partly offset by 11% higher total cash costs per ounce.

Production was higher than plan in 2004 due to better-than-expected ore grades and gold recovery rates. Total cash costs per ounce were at the low end of the range of the guidance for the year as better ore grades and recovery rates were partly offset by higher than expected maintenance costs. Gold production was consistent with 2003 as ore tons processed and ore grades were similar to 2003. Total cash costs per ounce were 11% higher than 2003 primarily due to higher maintenance and labor costs, higher fuel prices, and the year on year effect of average exchange rates of currency hedge contracts.

Plutonic, Australia

Segment income decreased by $6 million in 2004 as 4% lower gold sales volumes, combined with 16% higher total cash costs per ounce, were partly offset by 7% higher realized gold prices. Revenues were higher in 2004 as 7% higher realized gold prices were partly offset by 4% lower gold sales volumes.

Production in 2004 was slightly lower than plan and total cash costs per ounce were 14% higher than the upper end of the range of guidance for the year primarily due to the mining of greater quantities of lower-grade open-pit ore. Temporary problems with ground conditions restricted mining

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

of higher-grade ore in the Timor underground area for part of the year, and consequently the mine processed more open-pit ore than planned. Compared with 2003, gold production was 9% lower mainly due to a 12% decrease in ore tons processed. In 2003, ore tons processed were higher because a secondary mill was operating but this mill ceased operating in mid-2004. Total cash costs per ounce were 16% higher than 2003 mainly due to the combined effect of higher fuel, haulage and maintenance costs and the year on year effect of average rates of currency hedge contracts.

Bulyanhulu, Tanzania

Segment income was $6 million higher in 2004 as 14% higher gold sales volumes, combined with 7% higher realized gold prices, were partly offset by 15% higher total cash costs per ounce. Revenues were 24% higher in 2004 reflecting the higher gold sales volumes and realized gold prices.

Gold production in 2004 was slightly lower than plan and total cash costs per ounce were 9% higher than the upper end of the range of guidance for the year. Both production and total cash costs per ounce were impacted by higher ore dilution, which caused an 8% decline in the grade of ore processed compared with plan. Compared with 2003, gold production was 12% higher mainly due to a 15% increase in the tons of ore processed due to improved mill performance. Total cash costs per ounce were 15% higher than 2003 due to higher costs of mine site administration and underground maintenance, partly offset by higher copper byproduct credits due to higher market copper prices.

Cowal, Australia

In 2004, the segment loss of $1 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss.

The Cowal project in Australia is progressing well and production is expected to commence in first quarter 2006. The first full three years of production at Cowal are expected to be approximately 230,000 ounces of gold annually at total cash costs of about $2401per ounce. During 2004, we revised our construction capital estimate up to approximately $305 million due to factors including increases in commodity and consumable prices, and the very competitive construction labor market in Australia. Expected total cash costs per ounce are also being affected by similar cost pressures. Highlights include:

>	Capital expenditures were $73 million, slightly higher than plan as expenditures, originally expected to occur in 2006, were brought forward to 2005 to realize construction efficiencies.

>	The pipeline for water supply is complete.

>	Bulk excavation for the primary crusher is substantially complete.

>	Drilling of pit dewatering bores is complete and the design of additional bores for water supply is underway.

>	Purchase orders have been placed for major mining equipment items.

>	The construction contract for the electricity transmission line was awarded to a contractor. The contractor started construction on permitted sections in early 2005 and the timing of completion of the entire line is dependent upon receipt of the remaining permits.

>	Earthworks is progressing with the northern tailings facility 80% complete and the tailings return pipeline substantially complete.

>	The principal authorizations necessary for construction of Cowal have been obtained or are in process, with the additional required sectoral permits expected in due course.

Tulawaka (70% owned), Tanzania

In 2004, development costs were capitalized from January 1, 2004, when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes, resulting in no segment income or loss. In 2003, all mine development costs were expensed as incurred.

The Tulawaka project is on schedule for its first gold pour in first quarter 2005. Our economic share under the terms of the joint venture of the

1.	Subject to exchange rate fluctuations.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

first full three years of production at Tulawaka is expected to average about 90,000 ounces of gold annually at total cash costs of approximately $180 per ounce. Highlights include:

>	Construction capital of $48 million (100% basis) was spent in 2004.

>	Earthworks and site preparation were near completion at the end of 2004.

Other Costs and Expenses

Exploration, Development and Business Development Expense

For the years ended
December 31 ($ millions)	2004	2003	2002

Exploration costs
North America	$30	$22	$16
Australia/Africa	40	22	15
South America	20	19	7
Russia/Central Asia	5	4	4
Other countries	1	–	–
	96	67	42
Mine development costs
Veladero	–	18	20
Lagunas Norte	9	29	29
Other projects	5	6	3
	14	53	52
Mine start-up costs
Veladero	5	–	–
Lagunas Norte	3	–	–
Cowal	1	–	–
Pascua-Lama	4	–	–
	13	–	–

Business development/other	18	17	10

	$141	$137	$104

>	The mining contract has been awarded to an external contractor.

>	Process plant construction is well underway with the completion of power plant installation and commissioning, substantial completion of the SAG mill, concrete and structured steel installation and other site infrastructure buildings.

>	Plant handover is expected in first quarter 2005.

In 2004, we spent more than both plan and the prior year on our exploration program as part of our strategy to grow our reserves. Higher activity at Goldstrike, Eskay Creek and Round Mountain led to an increase in expenditures for North America. Higher activity in Tanzania, primarily at the Buzwagi project, led to the increase in Australia/Africa.

Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. At Lagunas Norte, we expensed development costs until May 1, 2004, and at Veladero, we expensed development costs until October 1, 2003, which are the dates when the projects achieved the criteria to classify mineralization as a reserve for US reporting purposes.

In 2005, we expect to spend $150 million on exploration, development and business development. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2005.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Income Statement Variances

For the years ended December 31
($ millions, except per ounce			%
data and percentages)	2004	2003	change	Comments

Amortization
Absolute amount	$452	$522	(13)%	11% lower sales volumes, combined with lower amortization
				rates per ounce. For 2005, amortization expense will reflect
				an expected 8–10% increase in gold sales volumes and a
				further expected decline in rates per ounce.
Per ounce (dollars)[1]	86	90	(4)%	Reserve increases effective January 1, 2004 caused rates per
				ounce to decrease. For 2005, rates per ounce are expected to
				decrease to between $80 and $85 due to reserve additions at
				the end of 2004 and the effect of an impairment charge recorded
				at Eskay Creek in 2004.
Administration	71	73	(3)%	Severance costs of $9 million were incurred in 2003. Higher
				regulatory compliance costs impacted 2004. Costs in 2005 will
				increase due to the expensing of stock options in the second half
				of the year, which is estimated to add about $15 million to costs.
Interest income	25	31	(19)%	The decrease in 2004 is due to lower average cash balances
				in 2004 compared to 2003. In 2005, interest income is expected
				to increase due to higher expected average cash balances.
Interest costs
Incurred	60	49	22%	The impact of new financings in second half of 2004 caused
				an increase over 2003. Interest incurred is expected to increase
				to between $115 to $120 million in 2005 due to new financing
				put in place in 2004.
Capitalized	(41)	(5)	720%	Higher amounts were capitalized at development projects due
				to construction costs capitalized in 2004, and capitalization at
				Pascua-Lama from July 1, 2004. In 2005, we expect to capitalize
				about $103 million at our development projects.
Expensed	19	44	(57)%

1.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

Other (Income) Expense

For the years ended December 31
($ millions)	2004	2003	Comments

Non-hedge derivative gains	$(5)	$(71)	Gains in 2003 included $32 million on gold lease rate swaps
			(2004 – $16 million); and $18 million on currency hedge
			contracts that became ineffective for hedge accounting purposes.
Impairment charge
Eskay Creek	58	—	See page 64.
Peruvian exploration properties	67	—	See page 64.
Gains on asset sales	(34)	(34)
Environmental remediation costs	43	55
Litigation costs	—	16	Costs in 2003 relate to the settlement of the Inmet litigation.
(Gains) losses	(1)	7	Losses in 2003 mainly related to investments under
on investments			a deferred compensation plan.
Other items	30	23
	$158	$(4)

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

For the years ended December 31
($ millions, except percentages)	2004			2003
			Income tax			Income tax
Effective income tax rates on	Pre-tax	Effective	expense	Pre-tax	Effective	expense
elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)

Net income excluding elements below	$118	28%	$33	$116	20%	$23
Deliveries into gold sales contracts[1]	(89)		—	—		—
Non-hedge derivative gains (losses)	(5)	(80%)	(4)	71	15%	11
Other items	21	30%	6	35	34%	12
	45	78%	35	222	21%	46
Tax only items:
Change in Australian tax status	—	(180%)	(81)	—	—	—
Outcome of tax uncertainties	—	(313%)	(141)	—	—	—
Release of deferred tax valuation allowances recorded in prior years	—	(11%)	(5)	—	(17%)	(36)
Other items	—	(25%)	(11)	—	(2%)	(5)
	$45	(451%)	$(203)	$222	2%	$5

1.	Impact of deliveries in a low tax-rate jurisdiction at contract prices below prevailing market prices.

Our income tax expense or recovery is a function of an underlying effective tax rate applied to income plus the effect of other items that we track separately. The underlying effective rate increased to 28% in 2004 reflecting the higher market gold price environment, with an average market gold price of $409 per ounce. In 2005, we expect our underlying effective tax rate to decrease to about 22% due to a change in the geographic mix of gold production and therefore taxable income by jurisdiction. As gold prices increase, this underlying tax rate also increases, reaching a high of about 25% with market gold prices at or above $475 per ounce. The underlying rate excludes deferred tax credits from changes in valuation allowances; taxes on non-hedge derivative gains and losses; and the impact of deliveries into gold sales contracts in a low tax rate jurisdiction. Deliveries into gold sales contracts in a low tax rate jurisdiction can distort the overall effective tax rate if market gold prices differ from the contract prices, but do not affect the absolute amount of income tax expense.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2004, we recorded a credit of $141 million on final resolution of a Peruvian tax assessment in our favor. We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; and also an election to file tax returns from 2004 onwards in US dollars, rather than Australian dollars. As well, $5 million of valuation allowance was released in Australia in 2004.

The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 66.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flow

Cash Flow Components

Operating Activities

Operating cash flow decreased by $13 million in 2004 to $506 million. The key factors that contributed to the year over year decrease are summarized in the table below.

Key Factors Affecting Operating Cash Flow

For the years ended December 31			Impact on
($ millions, except			operating
per ounce data)	2004	2003	cash flow	Comments

Gold sales volumes (’000s oz)	4,936	5,554	$(109)
Realized gold prices ($/oz)	$391	$366	123
Total cash costs ($/oz)[1]	212	189	(114)
Sub-total			(100)	Refer to pages 36 to 38 for explanations of changes
				in gold production and sales.
Income tax payments	45	111	66	Payments in 2005 are expected to be similar to 2004.
Non-cash working capital	141	34	(107)	Increases in inventory primarily reflect supplies required to support construction at development projects. Inventory is expected to increase again in 2005 at development projects reflecting higher ore in process and in stockpiles. Tax recoverable increased in 2004 for goods and services tax on supplies and material used in construction at development projects. Amounts are expected to be recovered after production begins.
Cost of Inmet settlement	—	86	86	Settlement reached in 2003.
Interest expense	19	44	25	Increase in amounts capitalized to development
				projects in 2004.
Effect of other factors			17
Total			$(13)

1. Total cash costs per ounce is a non-GAAP performance measure. For more information, see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

For the years
ended December 31
($ millions)	2005E	2004	2003	$ change	Comments

Growth capital expenditures [1]
Veladero	$208	$284	$68	$216	Full year of construction activity in 2004.
Lagunas Norte	147	182	4	178	Construction started in Q2, 2004.
Tulawaka	3	48	1	47	Construction started in Q1, 2004.
Cowal	268	73	24	49	Construction started in Q1, 2004.
Pascua-Lama	93	35	9	26	Increased development activity and
					capitalization of interest from Q3, 2004.
Nevada Power Plant	84	18	—	18	Construction started in Q4, 2004.
East Archimedes	43	—	—	—	Construction expected to start in 2005.
Sub-total	846	640	106	534
Sustaining capital expenditures
North America		86	80	6
Australia/Africa		83	115	(32)	2003 was higher due to a transition to
					owner mining at Plutonic that resulted in
					equipment purchases.
South America		8	17	(9)
Other		7	4	3
Sub-total	245	184	216	(32)	The increase in 2005 mainly reflects capital planned for 2004 at Goldstrike that was deferred into 2005, and sustaining capital at Lagunas Norte after production begins.

Total	$1,091	$824	$322	$502

1.	Includes construction costs and capitalized interest.

We plan to fund the expected capital expenditures for 2005 from a combination of our $1,398 million cash position at the end of 2004, and operating cash flow that we expect to generate in 2005.

Financing Activities

The most significant financing cash flows in 2004 were $974 million on issue of new long-term debt obligations, $49 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $95 million spent repurchasing 4 million common shares under our share buyback program. We also made scheduled payments under our long-term debt obligations totaling $41 million in 2004.

Overview of 2003 Versus 2002

Earnings

Earnings in 2003 were slightly higher than in 2002. We benefited from higher spot gold prices, which enabled us to realize a $27 per ounce higher selling price for our gold production (an increase in revenue of $150 million in comparison to 2002). In a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax rate increased from 3% in 2002 to 20% in 2003, or an increase of $38 million.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002.

Excluding the closed mines, cash operating costs per ounce excluding royalties and production taxes were $7 per ounce higher in 2003, mainly due to higher costs at Goldstrike Open Pit and Bulyanhulu, which added $39 million to our cash operating costs.

We invested $33 million more in exploration, mine development and business development in 2003 compared to 2002. Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. In 2003, we expensed $53 million of development costs, mainly at Veladero and Lagunas Norte, compared with $52 million in 2002. A $25 million increase in exploration costs to $67 million accounts for most of the increase in exploration, development and business development expense year over year.

Earnings in both 2003 and 2002 included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $34 million on the sale of various assets, offset by a $19 million higher charge for reclamation and closure costs following a change in accounting policy for these types of costs.

We recorded tax credits of $62 million in 2003. We released valuation allowances totaling $15 million in Argentina following the decision to begin construction at Veladero and the classification of mineralization there as a proven and probable reserve, $16 million in Australia due to higher levels of taxable income in a higher gold price environment, and $21 million in North America following a corporate reorganization. In 2002, we recorded a credit of $22 million due to the outcome of various tax uncertainties. These credits were offset by valuation allowances against unrecognized tax losses.

Cash Flow

We generated $69 million less operating cash flow in 2003 compared to 2002. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $17 million higher in 2003 than 2002. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs per ounce and higher payments of income taxes.

Both our cash expenditures for investing and financing activities increased in 2003 compared to 2002. In part, this was a result of increased capital spending with the construction start up at Veladero, as well as $154 million spent on our share buyback program.

Balance Sheet

Key Balance Sheet Ratios

Year ended December 31	2004	2003

Non-cash working capital ($ millions)[1]	$141	$34
Net debt (cash) ($ millions)[2]	$288	$(210)
Net debt:equity ratio[3]	0.08:1	(0.06:1)
Current ratio[4]	4.68:1	3.75:1

1.	Represents current assets, excluding cash and equivalents, less current liabilities.

2.	Represents long-term debt less cash and equivalents.

3.	Represents net debt divided by shareholders’ equity.

4.	Represents current assets divided by current liabilities.

We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and ensuring that we have access to cash for strategic purposes. Following a review of our capital structure during 2003, we concluded that a share buyback program was consistent with

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

this goal. In 2004, we repurchased 4 million shares at a total cost of $95 million which was in addition to repurchasing 9 million shares at a total cost of $154 million in 2003. The combined impact of new financing secured in 2004 to fund our development projects, and activity under the share buyback program in 2004, caused an increase in our net debt:equity ratio at the end of 2004.

Non-cash working capital increased in 2004 mainly due to a build-up of supplies inventory at our development projects to support normal operating activities, combined with an increase in tax recoverable that relates to goods and services taxes on various elements of mine construction costs that will be recoverable after production begins.

Our net cash position at the end of 2003 changed to net debt at the end of 2004 mainly because our investment in capital expenditures in 2004 exceeded operating cash flow.

Shareholders’ Equity

Outstanding Share Data

As at February 9, 2005, 532.9 million of our common shares, one special voting share and 1.4 million Exchangeable Shares not owned by Barrick (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at February 9, 2005, options to purchase 24.1 million common shares were outstanding under our option plans, as well as options to purchase 1.3 million common shares under certain option plans inherited by us in connection with prior acquisitions. For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2005 Management Information Circular and Proxy Statement.

Dividend Policy

In each of the last three years, we paid a total cash dividend of $0.22 per share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income”, and excluded from the income statement.

In 2004, the other comprehensive loss of $15 million mainly included gains of $147 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; offset by reclassification adjustments totaling $132 million for gains on hedge contracts designated for 2004 that were transferred to earnings in 2004; and a $32 million decrease in the fair value of investments.

Included in other comprehensive income at December 31, 2004 were unrealized pre-tax gains on currency hedge contracts totaling $321 million, based on December 31, 2004 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Information

($ millions,	2004				2003
except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold production (’000s oz)	1,169	1,232	1,279	1,278	1,301	1,479	1,467	1,263
Gold sales (’000s oz)	1,200	1,267	1,222	1,247	1,362	1,505	1,395	1,292
Gold sales	$501	$500	$454	$477	$536	$549	$491	$459
Income (loss) before taxes	(47)	37	15	40	73	57	44	48
Income tax recovery (expense)	203	(5)	19	(14)	4	(22)	15	(2)
Net income	156	32	34	26	77	35	59	29
Net income per share – basic (dollars)	0.30	0.06	0.06	0.05	0.14	0.07	0.11	0.05
Per ounce statistics (dollars)
Average spot gold price	434	401	393	408	392	364	347	352
Average realized gold price	417	395	372	382	394	365	352	355
Total cash costs per ounce[1]	221	218	209	199	199	180	185	194
Cash inflow (outflow) from
Operating activities	120	152	108	126	140	187	62	130
Investing activities	(242)	(219)	(194)	(164)	(156)	(58)	(59)	(61)
Financing activities	742	154	(73)	(82)	(54)	(83)	(130)	1

1.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70.

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and declining gold production, sales volumes, and rising total cash costs per ounce as a number of our mines were processing lower grade ore. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Beginning in the second half of 2005, we expect that the historic trend in gold production, sales volumes, and total cash costs per ounce will reverse as our lower cost mines in development begin production. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 36.

Fourth Quarter Results

Revenue for fourth quarter 2004 was $501 million on gold sales of 1.2 million ounces, compared to $536 million in revenue on gold sales of 1.36 million ounces for the prior-year quarter. During the quarter, spot gold prices averaged $434 per ounce. We realized an average price of $417 per ounce during the quarter compared to $394 per ounce in the prior-year quarter.

For the quarter, we produced 1.17 million ounces at total cash costs of $221 per ounce compared to 1.30 million ounces at total cash costs of $199 per ounce in the prior-year quarter.

Earnings for fourth quarter 2004 were $156 million ($0.29 per share) as compared to earnings of $77 million ($0.14 per share) in the prior-year quarter. This increase in earnings over the prior-year quarter reflects a $23 per ounce higher realized gold price, a $141 million tax recovery on final resolution of the Peruvian tax assessment and a $48 million deferred tax credit due to a change in tax status in Australia. These increases were partly offset by higher total cash costs, and an impairment charge for certain long-lived assets of $131 million pre-tax.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Effect on earnings increase (decrease)

Three months ended December 31	2004		2003
($ millions)	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains	$6	$6	$46	$37
Gains on asset sales	29	24	5	3
Litigation costs	—	—	(16)	(11)
Impairment charges on long-lived assets	(131)	(91)	(5)	(3)
Impairment charges on investments	(4)	(4)	(4)	(4)
Change in asset retirement obligation estimates	(19)	(15)	(6)	(6)
Resolution of Peruvian tax assessment
Outcome of tax uncertainties	—	141	—	—
Reversal of other accrued costs	21	15	—	—
Deferred tax credits
Change in Australian tax status	—	48	—	—
Other	—	—	—	41
Total	$(98)	$124	$20	$57

In the quarter, we generated operating cash flow of $120 million as compared to operating cash flow of $134 million in the prior-year period. Lower operating cash flow in the quarter primarily relates to the combined effect of lower gold sales volumes and higher total cash costs per ounce, partly offset by higher realized gold prices.

Off-Balance Sheet Arrangements

Gold Sales Contracts

We have historically used gold sales contracts as a means of selling a portion of our annual gold production. The contracting parties are bullion-banking counterparties whose business includes entering into contracts to purchase gold from gold mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold sales contracts. In 2004, spot market sales made up the majority of our consolidated gold sales.

Allocation of Gold Sales Contracts to Support
Pascua-Lama Financing and Construction

In July 2004, we announced a decision to proceed with the Pascua-Lama project (“Pascua-Lama”) subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile.

We currently expect to put in place third-party financing for up to $750 million of the expected $1.4—$1.5 billion initial construction cost of Pascua-Lama. In anticipation of building Pascua-Lama and in support of any related financing, we allocated 6.5 million ounces of existing fixed-price gold sales contracts specifically to Pascua-Lama (the “Pascua-Lama Gold Sales Contracts”) in fourth quarter 2004. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Aspects of Pascua-Lama Gold Sales Contracts
(as of December 31, 2004)
Expected delivery dates.[1]	2009–2017, the term of the expected financing.
Future estimated average realizable selling price.	$372/oz.[2]
Mark-to-market value at December 31, 2004.	($966) million.[3]

1.	The contract termination dates are 2014–2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009.

2.	Upon delivery of production from 2009–2017, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%.

3.	At a spot gold price of $436 per ounce and market interest rates.

The allocation of 6.5 million ounces of gold sales contracts to Pascua-Lama involves: i) the identification of contracts, in quantities, and for terms that mitigate gold price risk for Pascua-Lama during the term of the expected financing (contracts were chosen where the existing termination dates are spread between 2009, the targeted first year of production, and 2017, the expected retirement of financing for the project); ii) the segregation of these contracts from the remaining non-Pascua-Lama gold sales contracts (the “Corporate Gold Sales contracts”); iii) the eventual settlement of proceeds from these contracts for the benefit of Pascua-Lama production.

Barrick will continue to guarantee the Pascua-Lama Gold Sales Contracts, and the remaining Corporate Gold Sales Contracts. The Barrick guarantee is a critical component in allocating long-term contracts with termination dates out to 2009–2017 to support the future Pascua-Lama financing.

Through allocation of these gold sales contracts to Pascua-Lama, we significantly reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices. The contracts represent just over 35% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves at Pascua-Lama.

These Pascua-Lama Gold Sales Contracts, while allocated to Pascua production, retain all the benefits of our gold sales Master Trading Agreements (MTAs) and are not subject to margining, downgrade or unilateral and discretionary “right to break” provisions. Furthermore, as part of our MTAs, these Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project.

Corporate Gold Sales Contracts

In addition to the gold sales contracts allocated against Pascua-Lama, we have Corporate Gold Sales Contracts, which at December 31, 2004 totaled 7.0 million ounces of fixed-price gold sales contracts. This represents slightly over one year of expected future gold production and approximately 10% of our proven and probable reserves, excluding Pascua-Lama.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Aspects of Corporate Gold Sales Contracts
(as of December 31, 2004)
Current termination date of contracts.	2014 in most cases.
Average estimated realizable selling price in 2014.	$426/oz.[1]
Mark-to-market value at December 31, 2004.	($949) million.[2]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot gold price of $436 per ounce, and market interest rates.

We have an obligation to deliver gold by the termination date (currently 2014 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $426/oz price estimate could change over time due to a number of factors, including but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Corporate Gold Sales Contract position, is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we chose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

In addition to the Corporate Gold Sales Contracts, we also have floating spot-price gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $52 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market gold spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fixed-price Silver Sales Contracts
(as of December 31, 2004)
Millions of silver ounces	12.4
Current termination date of silver sales contracts	2014 in most cases.
Average estimated realizable selling price at 2014 termination date	$8.50/oz.[1]
Mark-to-market value at December 31, 2004	($14) million.[2]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot silver price of $6.82 per ounce.

We also have floating spot-price silver sales contracts under which we are committed to deliver 12 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $0.96 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

Key terms of Gold and Silver Sales Contracts

In all of our MTAs, which govern the terms of gold and silver sales contracts with our 19 counterparties, the following applies:

>	The counterparties do not have unilateral and discretionary “right to break” provisions.

>	There are no credit downgrade provisions.

>	We are not subject to any margin calls – regardless of the price of gold or silver.

>	We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.

>	At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2014 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or that of our principal hedging subsidiary’s ability to perform our or its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

>	We must maintain a minimum consolidated net worth of at least $2 billion; currently, it is $3.6 billion. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

>	We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; currently it is 0.51:1.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2014 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

Change in the Fair Value of Gold and Silver Sales Contracts

($ millions)	Gold[1]	Silver

Unrealized loss at January 1, 2004	$1,725	$20
Impact of change in spot price[2]	288	11
Contango earned in the period	(119)	(1)
Impact of change in valuation inputs[3]	136	2
Mark-to-market impact of deliveries into contracts	(89)	(6)
Unrealized loss at December 31, 2004	$1,941	$26

1.	Includes both the Pascua-Lama Gold Sales Contracts and the Corporate Gold Sales Contracts.

2.	From $415 per ounce to $436 per ounce for gold, and $5.92 per ounce to $6.82 per ounce for silver.

3.	Other than spot metal prices (i.e. interest rates and gold and silver lease rates).

Fair Value of Derivative Positions

At December 31, 2004	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(949)
Pascua-Lama Gold Sales Contracts	(966)
Floating Spot-Price Gold Sales Contracts	(26)
Silver Sales Contracts	(14)
Floating Spot-Price Silver Sales Contracts	(12)
Foreign currency contracts	298
Interest rate contracts	45
Fuel contracts	4
$(1,620)

Liquidity

Liquidity Management

Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include gold production levels, realized gold sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.

We consider our liquidity profile to be sound, as there are no reasonably foreseeable trends, demands, commitments, events or circumstances expected to prevent us from funding the capital needed to implement our strategy.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Resources[1]

($ millions)	2004	2003	2002

Opening capital resource	$1,970	$2,044	$1,733
New sources
Operating cash flow	506	519	588
New financing facilities [2]	1,056	—	—
	3,532	2,563	2,321
Allocations
Growth capital[3]	(640)	(106)	(29)
Sustaining capital[4]	(184)	(216)	(199)
Dividends/share buyback	(213)	(272)	(119)
Other	(19)	1	70
Closing capital resources	$2,476	$1,970	$2,044
Components of closing capital resources
Cash and equivalents	$1,398	$970	$1,044
Unutilized credit facilities	1,078	1,000	1,000
Total	$2,476	$1,970	$2,044

1.	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

2.	Includes the $250 million Veladero financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.

3.	Growth capital represents capital invested in new projects to bring new mines into production.

4.	Sustaining capital represents capital required at existing mining operations.

Credit rating

Credit ratings at December 31, 2004,
from major rating agencies

Standard and Poor’s	A
Moody’s	Baa1
DBRS	A

Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geo-political risk profile.

Contractual Obligations and Commitments

	Payments due
At December 31, 2004						2010 and
($ millions)	2005	2006	2007	2008	2009	thereafter	Total

Contractual obligations Long-term debt (1)	$31	$58	$580	$72	$17	$903	$1,661
Asset retirement obligations (2)	35	28	19	42	35	208	367
Capital leasesA	12	15	12	11	11	—	61
Operating leases	16	16	16	17	5	6	76
Post-retirement benefits	16	15	16	16	16	89	168
Other post-retirement benefits	2	2	2	2	2	9	19
Royalty arrangements (3)	61	66	66	67	67	510	837
Purchase obligations for supplies and consumables	11	3	1	1	—	—	16
Power contracts (4)	6	5	1	5	2	—	19
Capital commitments (5)	314	8	—	—	—	—	322
Total	504	216	713	233	155	1,725	3,546

A.	Includes the $56 million build to suit lease facility.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

(1) Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero project financings are secured by assets at the Bulyanhulu Mine and Veladero project respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by a deterioration in our credit rating.

(2) Asset retirement obligations

Amounts presented in the table represent the discounted future payments for the expected cost of asset retirement obligations.

(3) Royalties

Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a $425 gold price assumption. The most significant royalty agreements are disclosed in note 5 to our Financial Statements.

(4) Power contracts

We enter into contracts to purchase power at each of our operating mines. These contracts provide for fixed prices, which, in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2005 to 2009.

In addition to the purchase obligations set out in the table, we purchase about 1 billion kilowatt-hours annually at market rates. Under the terms of the Goldstrike Power contract, we purchase power based on actual consumption; this contract has an exit fee that we will pay when we commence commercial operation of our Nevada Power Plant and leave the utility.

(5) Capital commitments

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2004 mainly related to construction at our development projects and also the power plant in Nevada.

Capital expenditures not yet committed

We expect to incur about $2.5 billion to complete the development/construction of our present development projects over the next five years (Veladero, Lagunas Norte, Tulawaka, Cowal, Pascua-Lama and East Archimedes) and the Nevada Power Plant, as well as an average of approximately $175 million per year in sustaining capital at our producing mines over the same time period. A total of $322 million of these amounts had been committed at the end of 2004, with the remainder not yet committed.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are required to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Contingencies – Litigation

We are currently subject to various litigation as disclosed in note 23 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Supplement

In note 25 to our Financial Statements we have provided a reconciliation between Canadian and US GAAP, including a description of the significant measurement differences affecting our balance sheet, income statement and statement of cash flow.

Under Canadian GAAP we incurred a loss of $102 million ($0.19 per share) compared to income of $248 million ($0.46 per share). The principal continuing reconciling differences that affect earnings relate to the amortization of property, plant and equipment under Canadian GAAP, as well as the outcome of impairment assessments for property, plant and equipment and goodwill and the measurement of gains on sale of long-lived assets. These differences primarily arise due to differences in the carrying amounts of the assets due to differences in historic accounting for business combinations. In addition, the measurement of amortization under Canadian GAAP includes certain mineralization not classified as a reserve under SEC rules. We expect to see continuing differences in the measurement of amortization and impairment of property, plant and equipment and goodwill.

In 2004, we adopted new accounting rules that require the expensing of stock options under Canadian GAAP, with retroactive restatement of prior periods. Similar rules will become effective for US GAAP in 2005, but we expect to see continuing differences due to different transition methods for these new rules between US and Canadian GAAP.

Certain mine development costs are expensed under US GAAP, but capitalized for Canadian GAAP purposes. These differences exist at development projects where mineralization has not yet been classified as a reserve under SEC rules. We expect to see continuing differences in our accounting for exploration and development expenditures, where some expenditures qualify for capitalization under Canadian GAAP, but are expensed under US GAAP. The major expenditures in 2005 that will be affected by this difference in accounting are expenditures on our Buzwagi project, which will not qualify for capitalization under US GAAP until mineralization at the project qualifies as a reserve for US reporting purposes.

Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes

There were no changes in accounting policies in 2004 that significantly impacted our financial statements. As disclosed in note 2c to the Financial Statements, in 2005 we are required to adopt FAS 123R, Accounting for Stock-based Compensation, and we may be required to change our accounting policy for stripping costs once the Emerging Issues Task Force has completed its deliberations on EITF 04-6.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Critical accounting estimates include:

>	Reserve estimates used to measure amortization of property, plant and equipment;

>	Stripping ratios used to measure amortization of capitalized mining costs;

>	Impairment assessments of long-lived assets;

>	The fair value of asset retirement obligations; and

>	The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. Reserves are estimated in accordance with the principles in Industry Guide No. 7, issued by the SEC. The estimation of quantities of gold reserves is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Because mineral reserves are estimates, there is a risk that actual gold production could differ from expected gold production from our reserves. Factors that could cause actual gold production to differ include adverse changes in gold or silver prices, which could make the reserve uneconomic to mine; and variations in actual ore grade and gold and silver recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market gold prices. As market gold prices rise, the gold price assumption used in reserve estimation also rises. This assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively.

In general, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

>	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

>	Reserves at underground mines are often more sensitive to gold price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

The mines where amortization expense is most sensitive to changes in reserve estimates are: Pierina, Goldstrike Underground, Eskay Creek and Bulyanhulu. These mines have significant carrying amounts of property, plant and equipment that are amortized using the units-of-production method and make up a significant proportion of property, plant and equipment at our operating mines.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Historic Changes in Reserve Estimates on Amortization

For the years ended
December 31
($ millions, except reserves
in millions of contained oz)	2004		2003
	Reserves	Amortization	Reserves	Amortization
	increase (decrease)[1]	increase (decrease)	increase (decrease)[1]	increase (decrease)
Goldstrike
Underground	0.2	$(8)	0.6	$(10)
Open Pit	1.5	(7)	1.3	(6)
Plutonic	0.5	(2)	1.3	(4)
Eskay Creek	(0.1)	4	—	—
Kalgoorlie	0.9	(3)	—	—
Pierina	0.3	(9)	—	—

1.	Each year we updated our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

Stripping Ratios Used to Measure Amortization of Capitalized Mining Costs

Amortization of capitalized mining costs is recorded in the cost of inventory produced using a “stripping ratio”. The stripping ratio is calculated as the total tons of ore and waste that must be mined compared to recoverable proven and probable gold reserves.

Both reserve estimates and the estimated tons of ore and waste that must be mined to produce reserves are estimates that are highly uncertain. The assumptions and uncertainty relating to reserve estimates are described on page 61 under “Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment”. The estimated tons of ore and waste that must be mined to produce reserves are calculated based on a mine plan that contemplates a design for the open pit relating to the mining of reserves. As reserve estimates change, the design of the open pit also changes, and both of these factors impact the stripping ratio.

Changes in this ratio affect the amortization of capitalized mining costs to inventory, and ultimately cost of sales when the inventory is sold. In general, stripping ratios are higher at open-pit mines where the ore body is deep below the surface of the earth.

Impact of Historic Changes in Stripping Ratios

($ millions, except ratios)	Stripping ratio used in			Amortization increase (decrease)[1]
	2005	2004	2003	2005	2004	2003

Goldstrike
Open Pit	127:1	109:1	112:1	$5	$(1)	$—
Pierina	89:1	60:1	48:1	20	7	—

1.	Impact of the year on year change in the stripping ratio used to amortize capitalized mining costs.

Stripping ratios are updated annually at the same time as reserve estimates are updated. At the end of 2004, the stripping ratios for Goldstrike Open-Pit and Pierina were updated to reflect the updated reserves at the end of 2004. The amount presented represents the estimated impact on annual amortization caused by these changes, based on production levels and sales volumes in 2004.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.

Estimates of expected future cash flow reflect:

>	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

>	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2004 we used an expected future market gold price of $400 per ounce, and an expected future market US$:A$ exchange rate of $0.70 and US$:C$ exchange rate of $0.82;

>	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

>	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

>	Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount.

We estimated fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold and silver prices, and currency exchange rates, estimates of costs to produce reserves and future sustaining capital. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. An impairment is generally only recorded when the carrying amount of a long-lived asset exceeds the total estimated undiscounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. Management monitors the results of exploration activity over time to assess whether an impairment may have occurred.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration stage property, it would probably have minimal value and most of the acquisition cost may have to be written down.

Impairment charges are recorded in other income/ expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset. In fourth quarter 2004, we performed detailed impairment assessments for three groups of assets: the Eskay Creek mine in North America; various exploration-stage properties in Peru; and the Cowal mine in Australia.

For the Eskay Creek mine, the requirement to complete an impairment test was due to the following combination of factors: downward revisions to reserves in 2004; the continued weakening of the US dollar that impacts Canadian dollar operating costs measured at market rates; and upward revisions in asset retirement obligations at the end of 2004. On completion of this test, we concluded that the mine was impaired at the end of 2004, and we recorded a pre-tax impairment charge of $58 million.

For a group of Peruvian exploration-stage properties acquired as part of the Arequipa acquisition in 1996, we completed an impairment test in fourth quarter 2004 following the finalization of the exploration program for the year and based on an updated assessment of future plans for the properties. On completion of this test, we concluded that the properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million.

For the Cowal development project, an impairment test was completed following upward revisions to estimated capital and operating costs for the project; and the continued weakening of the US dollar that impacts the amounts reported in US dollars for Australian dollar expenditures, measured at market prices. On completion of this test we concluded that the mine was not impaired at the end of 2004.

We completed these impairment tests using a $400 average future gold price assumption. If a significant adverse change in the market gold price occurred that caused us to revise this price assumption downwards, the amount by which the Eskay Creek mine is impaired could increase and the conclusion on the Cowal impairment test could change, subject to the effect of changes in other factors and assumptions. The revised gold price assumption would have no impact on the Peruvian exploration-stage properties because the properties were fully written down at the end of 2004.

Fair Value of Asset Retirement Obligations (AROs)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the effect is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase or decrease in amortization expense. At closed mines, the adjustment is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations;

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

and any instances of noncompliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors, the fair value of AROs can materially change over time.

In 2004, we recorded charges in AROs totaling $54 million, of which $32 million was recorded as an adjustment to the corresponding asset and $22 million was recorded as a charge to earnings. The $22 million charge to earnings mainly reflects increases in the expected cost of water treatment at certain closed mines. In 2003, we recorded revisions to AROs totaling $10 million for various closed mines that were charged to earnings and mainly reflect increases in the expected cost of water treatment.

AROs at December 31, 2004

($ millions)

Operating mines	$204
Closed mines	148
Development projects	15
Total	$367

At our operating mines, it is reasonably possible that circumstances could arise by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for certain mines, following which it may be necessary to adjust the fair value of AROs.

At one closed mine, the principal uncertainty that could impact the fair value of an ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method, which we believe to be the most probable, but it is reasonably possible that a less costly method may ultimately prove to be technically feasible, in which case the ARO may decrease and any revision to the ARO would be recorded in earnings in the period of change.

The period of time over which we have assumed that water quality monitoring and treatment will be required also have a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range is significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Tax Assets and Liabilities

Measurement of Timing Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office (“ATO”) and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and valuation allowances has been rising gold prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

We released valuation allowances totaling $5 million in 2004 and $62 million in 2003. In 2004, the release was as a consequence of an election to consolidate our Australian operations into one tax group. The $62 million release in 2003 was mainly a result of a corporate reorganization for tax purposes in North America and the impact of higher expected levels of taxable income in Australia and Argentina caused by rising market gold prices.

A further continuation of the recent trend of rising gold prices could lead to the release of some portion or all of the valuation allowances in the United States and Argentina.

Valuation allowances at December 31

($ millions)	2004	2003

United States	$189	$181
Chile	141	146
Argentina	75	73
Canada	73	72
Tanzania	89	68
Australia	3	8
Other	8	6
	$578	$554

United States: most of the valuation allowances relate to the full amount of Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to gold selling prices and other factors and circumstances may result in an adjustment to these valuation allowances.

Chile: valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of income. In the event that these subsidiaries have sources of income in the future, we may release some or all of the allowances.

Argentina: a valuation allowance of $75 million has been set up against certain deferred tax assets in Argentina. Historically, we have had no income

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

generating operations in Argentina, but following the production start-up at Veladero in 2005, various factors will affect future levels of taxable income in Argentina, including the volume of gold produced and sold, gold selling prices and costs incurred to produce gold. It is reasonably possible that an adjustment to a $34 million portion of this valuation allowance that relates to Veladero will be made in the near term.

Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains arise.

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu mine, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu will be higher, we may release some or all of the valuation allowance.

Non-GAAP Performance Measures

For the years ended December 31
($ millions, except
per ounce information)	2004	2003

Total cash costs – per US GAAP[1]	$1,062	$1,065
Accretion expense and reclamation costs at the operating mines	(18)	(14)
Total cash costs – per Gold Institute Production Cost Standard	$1,044	$1,051
Ounces sold (thousands)	4,936	5,554
Total cash costs per ounce – per US GAAP (dollars)[2]	$215	$192
Total cash costs per ounce – per Gold Institute Production Cost Standard (dollars)[2]	$212	$189

1.	Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.

2.	Per ounce weighted average.

We have included total cash costs per ounce data because these statistics are a key performance measure that management uses to monitor performance.

We use these statistics to assess how well our producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of our mining operations. We believe that the inclusion of these statistics in MD&A helps an investor to assess performance “through the eyes of management”. We understand that certain investors also use these statistics to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A US GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management’s Discussion and Analysis is focused on the “total cash costs” measure as defined by the Standard.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. As can be seen from the tables on pages 68 to 70 reconciling the GAAP and non-GAAP measures, the GAAP and non-GAAP measures are not significantly different.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs per Ounce to Financial Statements

	Goldstrike –		Goldstrike –		Eskay		Round
	Open pit		Underground		Creek[2]		Mountain

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$336.5	$380.6	$141.2	$152.1	$9.3	$18.6	$84.5	$67.2
Accretion expense and reclamation costs at operating mines	(2.5)	(2.5)	(0.2)	—	(0.2)	(0.3)	(1.6)	(1.6)
Total cash production costs per Gold Institute Production Cost Standard	$334.0	$378.1	$141.0	$152.1	$9.1	$18.3	$82.9	$65.6
Ounces sold (thousands)	1,352	1,625	554	600	290	354	375	379
Total cash costs per ounce sold per US GAAP (dollars)[3]	$249	$234	$256	$253	$32	$53	$225	$177
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[4]	$247	$233	$255	$253	$31	$52	$221	$173

							Total
	Hemlo		Holt-McDermott		Marigold		North America
For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$57.6	$60.4	$12.3	$20.9	$9.1	$8.1	$650.5	$707.9
Accretion expense and reclamation costs at operating mines	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(4.9)	(4.8)
Total cash production costs per Gold Institute Production Cost Standard	$57.4	$60.2	$12.2	$20.8	$9.0	$8.0	$645.6	$703.1
Ounces sold (thousands)	239	266	62	87	46	47	2,918	3,358
Total cash costs per ounce sold per US GAAP (dollars)[3]	$241	$227	$198	$240	$198	$172	$223	$211
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[4]	$240	$226	$197	$239	$197	$171	$221	$209

1.	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

2.	Eskay Creek’s total cash costs in 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: 2004 – gold $202 per ounce, silver $3.36 per ounce (2003 – gold $175 per ounce, silver $2.37 per ounce).

3.	Represents total cash production costs per US GAAP divided by ounces sold.

4.	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

			Total
	Pierina		South America		Plutonic		Darlot

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$72.2	$78.9	$72.2	$78.9	$69.2	$62.6	$30.0	$25.4
Accretion expense and reclamation costs at operating mines	(3.5)	(3.2)	(3.5)	(3.2)	(0.1)	(0.2)	(0.1)	(0.1)
Total cash production costs per Gold Institute Production Cost Standard	$68.7	$75.7	$68.7	$75.7	$69.1	$62.4	$29.9	$25.3
Ounces sold (thousands)	649	911	649	911	310	324	142	154
Total cash costs per ounce sold per US GAAP (dollars)[2]	$111	$87	$111	$87	$223	$193	$211	$165
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[3]	$106	$83	$106	$83	$223	$193	$210	$164

							Total
	Lawlers		Kalgoorlie		Bulyanhulu		Australia/Africa

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$28.3	$23.8	$108.5	$88.1	$103.2	$77.1	$339.2	$277.0
Accretion expense and reclamation costs at operating mines	(0.1)	(0.1)	(1.5)	(1.5)	(7.5)	(4.1)	(9.3)	(6.0)
Total cash production costs per Gold Institute Production Cost Standard	$28.2	$23.7	$107.0	$86.6	$95.7	$73.0	$329.9	$271.0
Ounces sold (thousands)	115	95	463	415	339	297	1,369	1,285
Total cash costs per ounce sold per US GAAP (dollars)[2]	$247	$250	$234	$212	$304	$260	$248	$216
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[3]	$246	$249	$231	$209	$283	$246	$241	$210

1.	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

2.	Represents total cash production costs per US GAAP divided by ounces sold.

3.	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Amortization Costs per Ounce to Financial Statements

For the years ended December 31	2004	2003	2002

Amortization expense per consolidated financial statements	$452	$522	$519
Amortization expense recorded on property, plant and equipment not at operating mine sites	(27)	(25)	(26)
Amortization expense for per ounce calculation	$425	$497	$493
Ounces sold (thousands)	4,936	5,554	5,805
Amortization per ounce (dollars)	$86	$90	$85

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this Annual Report 2004, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2004 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore-body, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

LIBOR: The London Inter-Bank Offered Rate for deposits.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See page 125 – “Gold Mineral Reserves and Mineral Resources.”

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

MINERAL RESOURCE: See page 125 – “Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

MINING SEQUENCE: Sequence by which ore is extracted from the mine is based on the mine plan.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

OREBODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECLAMATION AND CLOSURE COSTS: The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

ROASTING: The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK Annual Report 2004

Management’s Responsibility

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and reflect Management’s best estimates and judgements based on currently available information. The Company has developed and maintains a system of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

/s/ Jamie C. Sokalsky
Jamie C. Sokalsky
Executive Vice President
and Chief Financial Officer
Toronto, Canada
March 15, 2005

BARRICK Annual Report 2004

Auditors’ Report

To the Shareholders of Barrick Gold Corporation

We have audited the consolidated balance sheets of Barrick Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2003 the Company changed its policy on accounting for amortization of underground development costs and for asset retirement obligations, and during 2002 the Company changed its policy on deferred stripping costs.

On March 15, 2005 we reported separately to the shareholders of Barrick Gold Corporation on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada
March 15, 2005

BARRICK Annual Report 2004

Financial
Statements

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars,
except per share data)	2004	2003	2002

Gold sales (notes 3 and 4)	$1,932	$2,035	$1,967

Costs and expenses
Cost of sales[1] (note 5)	1,071	1,072	1,070
Amortization (note 3)	452	522	519
Administration	71	73	50
Exploration, development and business development	141	137	104
Other (income) expense (note 6)	158	(4)	16

	1,893	1,800	1,759

Interest income	25	31	26
Interest expense (note 16b)	(19)	(44)	(57)

Income before income taxes and other items	45	222	177
Income tax recovery (expense) (note 7)	203	(5)	16

Income before cumulative effect of changes in accounting principles	248	217	193
Cumulative effect of changes in accounting principles (note 2b)	—	(17)	—

Net income for the year	$248	$200	$193

Earnings per share data (note 8)
Income before cumulative effect of changes in accounting principles
Basic	$0.47	$0.40	$0.36
Diluted	$0.46	$0.40	$0.36
Net income
Basic	$0.47	$0.37	$0.36
Diluted	$0.46	$0.37	$0.36

1. Exclusive of amortization (note 5).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2004

FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)
	2004	2003	2002

Operating Activities
Net income	$248	$200	$193
Amortization	452	522	519
Deferred income taxes (note 18)	(225)	(49)	(75)
Inmet litigation settlement (note 6)	—	(86)	—
Gains on sale of long-lived assets (note 6)	(34)	(34)	(4)
Other items (note 9)	65	(34)	(45)

Net cash provided by operating activities	506	519	588

Investing Activities
Property, plant and equipment
Capital expenditures (note 3)	(824)	(322)	(228)
Sales proceeds	43	40	8
Investments (note 10)
Purchases	(47)	(60)	—
Sales proceeds	9	8	3
Proceeds on maturity of term deposits	—	—	159

Net cash used in investing activities	(819)	(334)	(58)

Financing Activities
Capital stock
Proceeds from shares issued on exercise of stock options	49	29	83
Repurchased for cash (note 19a)	(95)	(154)	—
Long-term debt (note 16b)
Proceeds	974	—	—
Repayments	(41)	(23)	(25)
Dividends (note 19a)	(118)	(118)	(119)
Other items	(28)	—	—

Net cash provided by (used in) financing activities	741	(266)	(61)

Effect of exchange rate changes on cash and equivalents	—	7	1
Net increase (decrease) in cash and equivalents	428	(81)	469
Cash and equivalents at beginning of year (note 16a)	970	1,044	574

Cash and equivalents at end of year (note 16a)	$1,398	$970	$1,044

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2004

FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation
At December 31 (in millions of United States dollars)

	2004	2003

Assets
Current assets
Cash and equivalents (note 16a)	$1,398	$970
Accounts receivable (note 11)	58	56
Inventories (note 11)	215	164
Other current assets (note 11)	286	178

	1,957	1,368
Investments (note 10)	134	130
Property, plant and equipment (note 12)	3,391	3,128
Capitalized mining costs (note 13)	226	235
Other assets (note 14)	566	497

Total assets	$6,274	$5,358

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$335	$245
Other current liabilities (note 15)	83	119

	418	364
Long-term debt (note 16b)	1,655	719
Other long-term obligations (note 17)	499	464
Deferred income tax liabilities (note 18)	139	317

Total liabilities	2,711	1,864

Shareholders’ equity
Capital stock (note 19)	4,129	4,115
Deficit	(624)	(694)
Accumulated other comprehensive income (note 20)	58	73

Total shareholders’ equity	3,563	3,494

Contingencies and commitments (notes 12d, 16 and 23)

Total liabilities and shareholders’ equity	$6,274	$5,358

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Gregory C. Wilkins	/s/ Howard L. Beck
Gregory C. Wilkins	Howard L. Beck
Director	Director

BARRICK Annual Report 2004

FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)

	2004	2003	2002

Common shares (number in millions)
At January 1	535	542	536
Issued on exercise of stock options (note 21a)	3	2	6
Repurchased (note 19a)	(4)	(9)	—

At December 31	534	535	542

Common shares
At January 1	$4,115	$4,148	$4,062
Issued on exercise of stock options (note 21a)	49	34	86
Repurchased (note 19a)	(35)	(67)	—

At December 31	$4,129	$4,115	$4,148

Deficit
At January 1	$(694)	$(689)	$(763)
Net income	248	200	193
Adjustment on repurchase of common shares (note 19a)	(60)	(87)	—
Dividends (note 19a)	(118)	(118)	(119)

At December 31	$(624)	$(694)	$(689)

Accumulated other comprehensive income (loss) (note 20)	$58	$73	$(125)

Total shareholders’ equity at December 31	$3,563	$3,494	$3,334

Consolidated Statements of Comprehensive Income

	2004	2003	2002

Net income	$248	$200	$193
Other comprehensive income (loss), net of tax (note 20)	(15)	198	(18)

Comprehensive income	$233	$398	$175

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK Annual Report 2004

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$ and € are to Canadian dollars, Australian dollars and Euros, respectively.

1. Nature of Operations

Barrick Gold Corporation (“Barrick” or the “Company”) engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia and Africa.

2. Significant Accounting Policies

a) Basis of presentation

These financial statements are prepared under United States generally accepted accounsting principles (“US GAAP”). We also include financial statements prepared under Canadian GAAP in our Proxy Statement that we file with various Canadian regulatory authorities. To ensure comparability of financial information, certain prior-year amounts have been reclassified to conform with the current year presentation.

Consolidation policy

These financial statements reflect consolidation of the accounts of Barrick and other entities in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, where the entities are variable interest entities (VIEs) under the principles of FIN 46R. Inter-company balances and transactions are eliminated on consolidation.

A VIE is defined as an entity that by design either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. VIEs can arise from a variety of entities or legal structures.

FIN 46R requires a variable interest holder (i.e. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the entity. The determination of whether a variable interest holder meets the criteria to be considered the primary beneficiary of a VIE requires an evaluation of all transactions by the entity. The foundation for this evaluation is a calculation prescribed by FIN 46R.

We hold our interests in the Round Mountain, Hemlo, Marigold and Kalgoorlie mines through unincorporated joint ventures. Under long-standing practice for extractive industries, we use the proportionate consolidation method to account for our interests in these unincorporated joint ventures.

Our 70% interest in the Tulawaka development project is held through an unincorporated joint venture. In years prior to 2004 we used the proportionate consolidation method to account for our interest. In 2004, we entered into an agreement to finance the other joint venture partner’s share of mine construction costs, which caused us to reconsider whether this joint venture is a VIE. We concluded that the joint venture is in fact a VIE, and that Barrick is the primary beneficiary. From June 2004 onwards, we consolidated this joint venture using the principles of FIN 46R. The creditors of this VIE have no recourse to the general credit of Barrick.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

In 2003, various changes in economic facts and circumstances led us to conclude that the functional currency of our Argentinean operations is the United States dollar rather than the Argentinean Peso. These changes included the completion of the Veladero mine feasibility study, the expected denomination of selling prices for future gold production and the occurrence of higher amounts of US dollar expenditures.

Following this change the functional currency of all our operations is the US dollar. We re-measure non-US dollar balances as follows:

>	non-monetary assets and liabilities using historical rates;

>	monetary assets and liabilities using period-end exchange rates; and

>	income and expenses using average exchange rates, except for expenses related to assets and liabilities re-measured at historical exchange rates.

Gains and losses arising from re-measurement of foreign currency balances and transactions are recorded in earnings.

Use of estimates

The preparation of these financial statements requires us to make estimates and assumptions. The most significant estimates and assumptions are quantities of proven and probable gold reserves; expected value of mineral resources not considered proven and probable reserves; expected future costs and expenses to produce proven and probable reserves; expected future commodity prices and foreign currency exchange rates; and expected costs to meet asset retirement obligations. Critical estimates and assumptions include:

>	decisions as to whether mine development costs should be capitalized or expensed;

>	assessments of whether groups of long-lived assets are impaired and the fair value of those groups of assets that are the basis for measuring impairment charges;

>	assessments of our ability to realize the benefits of deferred income tax assets;

>	the useful lives of long-lived assets and the measurement of amortization recorded in earnings; and

>	the fair value of asset retirement obligations.

We regularly review estimates and assumptions that affect our financial statements; however, actual outcomes could differ from estimates and assumptions.

b) Accounting changes

Effect of accounting changes on earnings

Earnings increase (decrease)

For the years ended
December 31	2004	2003	2002

Changes in accounting policies
Cumulative effect
Adoption of FAS 143[1] (note 17a)	$—	$4	$—
Amortization of underground development costs[2] (note 12a)	—	(21)	—

	—	(17)	—
Pro forma effect
(excluding tax effects)
Adoption of FAS 143[3]	—	—	(4)

Total	$—	$(17)	$(4)

1.    On adoption of FAS 143 in first quarter 2003 (see note 17a), we recorded on our balance sheet an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million; as well as a $4 million credit in earnings for the cumulative effect of this change.

2.    On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs (see note 12a). On adoption of this change, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.

3.    FAS 143 was followed in the preparation of financial results for 2004 and 2003. For 2002, because prior years were not restated, the amount disclosed is the pro forma effect of following FAS 143.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Emerging Issues Task Force (“EITF”) Issue No. 04-2: Whether Mineral Rights are Tangible or Intangible Assets (EITF 04-2)

EITF 04-2 was issued in 2004 and concludes that mineral rights, which are defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits, are tangible assets. EITF 04-2 was effective in third quarter 2004, and had no impact on the classification of such assets in our financial statements.

EITF Issue No. 04-3, Mining Assets: Impairment and Business Combinations (EITF 04-3)

EITF 04-3 was issued in 2004 and establishes guidance for the inclusion of the expected value of mineralization not considered proven and probable reserves when allocating the purchase price in a business combination and also when testing a mining asset for impairment. The principles of EITF 04-3 are required to be adopted prospectively and were effective in second quarter 2004.

c) Accounting developments

EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1)

EITF 03-1 was issued in 2004 and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Under the application of our previous accounting policy for impairment of investments, an impairment on a specific investment was recorded in earnings on determination that the impairment was other than temporary or after an investment had been impaired for six months, whichever is the earlier. Under EITF 03-1, there is no requirement to automatically record an impairment loss in earnings after a six-month period; instead the recognition of impairment losses in earnings is based on the assessment of whether the loss is other than temporary. The adoption of the measurement requirements of EITF 03-1 in third quarter 2004 had no effect on impairment charges recorded in earnings.

EITF 03-1 also provides the guidance on accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about impairment losses included in other comprehensive income that have not been recorded in earnings. The measurement requirements of EITF 03-1 were effective for the fiscal quarter ended September 30, 2004, but the disclosure requirements are not effective until fiscal 2005.

EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (EITF 04-6)

In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as “stripping costs.” During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF is in the process of deliberating these questions and upon completion of their deliberations they are expected to issue EITF 04-6, which will represent an authorative US GAAP pronouncement for stripping costs. Our accounting policy for stripping costs is disclosed in note 13. EITF 04-6 may require us to change our accounting policy for stripping costs in future periods.

FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)

In December 2004, the FASB issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. FAS 123R will be effective for our third quarter 2005 financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; retrospective application to all interim periods in 2005; or prospective application to future periods beginning in third quarter 2005. We are presently evaluating the effect of the varying methods of adopting FAS 123R. We expect to adopt FAS 123R using the modified prospective method effective July 1, 2005. Under this method we will begin recording stock option expense based on a similar method to the one used for pro forma purposes that is disclosed in note 21, starting in the third quarter of 2005.

FAS 151, Inventory Costs (FAS 151)

FAS 151 was issued in November 2004 as an amendment to ARB No. 43. FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective for inventory costs incurred beginning in our 2006 fiscal year. We are presently evaluating the impact of FAS 151 on our financial statements.

FAS 153, Exchanges of Non-Monetary Assets (FAS 153)

FAS 153 was issued in December 2004 as an amendment to APB Opinion No. 29. FAS 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under FAS 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly.

Under FAS 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. FAS 153 will be effective for non-monetary exchanges that occur in fiscal periods beginning after June 15, 2005.

d) Other significant accounting policies

	Note	Page

Segment information	3	p. 84
Revenue and gold sales contracts	4	p. 86
Cost of sales	5	p. 88
Other (income) expense	6	p. 89
Income tax (recovery) expense	7	p. 90
Earnings per share	8	p. 92
Supplemental cash flow information	9	p. 92
Investments	10	p. 93
Accounts receivable, inventories and other current assets	11	p. 94
Property, plant and equipment	12	p. 95
Capitalized mining costs	13	p. 97
Other assets	14	p. 97
Other current liabilities	15	p. 97
Financial instruments	16	p. 97
Other long-term obligations	17	p. 107
Deferred income taxes	18	p. 107
Capital stock	19	p. 109
Other comprehensive income (loss)	20	p. 110
Stock-based compensation	21	p. 111
Post-retirement benefits	22	p. 113
Contingencies, litigation and claims	23	p. 115
Joint ventures	24	p. 117
Differences from Canadian GAAP	25	p. 117

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Segment Information

Our operations are managed on a regional basis. Our three regional business units are North America, Australia/Africa and South America. Financial information for each of our operating mines, development projects and our exploration group is reviewed regularly by our chief operating decision maker.

Segment income for operating segments comprises segment revenues less segment operating costs and segment amortization in the format that internal management reporting is presented to the chief operating decision maker. For internal management reporting purposes, we measure segment revenues and income using the average consolidated realized gold selling price for each period. Segment operating costs represent our internal presentation of costs incurred to produce gold at each operating mine, and exclude the following costs that we do not allocate to operating segments: accretion expense; environmental remediation costs at closed mines; regional business unit overhead; amortization of corporate assets; business development costs; administration costs; other income/expense; and the costs of financing their activities. Segment operating costs for development projects and the exploration group represent expensed exploration, mine development and mine start-up costs.

Income statement information

	Gold sales			Segment operating costs			Segment income (loss)
For the years ended December 31	2004	2003	2002	2004	2003	2002	2004	2003	2002

Goldstrike	$745	$813	$678	$475	$531	$436	$121	$122	$95
Round Mountain	148	139	132	83	66	73	48	53	38
Eskay Creek	112	130	121	9	18	14	52	65	59
Hemlo	93	98	97	57	60	64	24	27	23
Other operating segments	42	50	177	21	29	96	11	7	56

North America	1,140	1,230	1,205	645	704	683	256	274	271

Plutonic	122	120	105	69	62	57	42	48	37
Kalgoorlie	183	153	124	107	87	82	56	46	23
Cowal	—	—	—	1	—	—	(1)	—	—
Bulyanhulu	135	109	134	96	73	78	5	(1)	16
Tulawaka	—	—	—	—	2	3	—	(2)	(3)
Other operating segments	101	91	89	60	53	45	27	26	33

Australia/Africa	541	473	452	333	277	265	129	117	106

Pierina	251	332	303	69	76	72	75	90	70
Veladero	—	—	—	5	18	20	(5)	(18)	(20)
Pascua-Lama	—	—	—	4	—	—	(4)	—	—
Lagunas Norte	—	—	—	12	29	29	(12)	(29)	(29)
Other operating segments	—	—	7	3	—	5	(3)	—	2

South America	251	332	310	93	123	126	51	43	23

Exploration group	—	—	—	96	67	42	(96)	(67)	(42)

Segment total	$1,932	$2,035	$1,967	$1,167	$1,171	$1,116	$340	$367	$358

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic information

	Assets		Gold sales
For the years ended December 31	2004	2003	2004	2003	2002

United States	$1,976	$1,835	$911	$970	$906
Canada	492	480	229	260	299

North America	2,468	2,315	1,140	1,230	1,205

Australia	838	552	406	364	318
Tanzania	774	707	135	109	134

Australia/Africa	1,612	1,259	541	473	452

Peru	811	757	251	332	303
Argentina	645	219	—	—	—
Chile	120	90	—	—	—

South America	1,576	1,066	251	332	303

Other	618	718	—	—	7

	$6,274	$5,358	$1,932	$2,035	$1,967

Reconciliation of segment income

For the years ended December 31	2004	2003	2002

Segment income	$340	$367	$358
Accretion expense at producing mines	(11)	(10)	—
Environmental remediation costs	—	—	(34)
Other expenses at producing mines	(16)	(11)	(14)
Amortization of corporate assets	(27)	(25)	(26)
Business development costs	(18)	(17)	(10)
Administration	(71)	(73)	(50)
Interest income	25	31	26
Interest expense	(19)	(44)	(57)
Other income (expense)	(158)	4	(16)

Income before income taxes and other items	$45	$222	$177

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset information

						Segment capital
	Segment assets		Amortization			expenditures
For the years ended December 31	2004	2003	2004	2003	2002	2004	2003	2002

Goldstrike	$1,290	$1,372	$149	$160	$147	$72	$51	$46
Round Mountain	67	75	17	20	21	5	6	8
Eskay Creek	91	203	51	47	48	7	5	8
Hemlo	63	65	12	11	10	8	10	6
Other operating segments	28	29	10	14	25	12	8	19

North America	1,539	1,744	239	252	251	104	80	87

Plutonic	92	84	11	10	11	15	44	20
Kalgoorlie	277	250	20	20	19	10	14	14
Cowal	130	49	—	—	—	73	24	13
Bulyanhulu	566	539	34	37	40	46	36	56
Tulawaka	70	22	—	—	—	48	1	—
Other operating segments	89	84	14	12	11	12	21	14

Australia/Africa	1,224	1,028	79	79	81	204	140	117

Pierina	269	434	107	166	161	8	17	5
Veladero	456	88	—	—	—	284	68	—
Pascua-Lama	273	236	—	—	—	35	9	11
Lagunas Norte	220	9	—	—	—	182	4	5

South America	1,218	767	107	166	161	509	98	21

Segment total	3,981	3,539	425	497	493	817	318	225
Cash and equivalents	1,398	970	—	—	—	—	—	—
Other items not allocated to segments	895	849	27	25	26	7	4	3

Enterprise total	$6,274	$5,358	$452	$522	$519	$824	$322	$228

4. Revenue and Gold Sales Contracts

For the years ended
December 31	2004	2003	2002

Gold bullion sales
Gold sales contracts	$709	$1,504	$1,401
Spot market sales	1,111	426	460

	1,820	1,930	1,861
Concentrate sales	112	105	106

	$1,932	$2,035	$1,967

We record revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred under the terms of the arrangement; the price is fixed or determinable; and collectability is reasonably assured.

Bullion sales

We record revenue from gold and silver bullion sales at the time of delivery and transfer of title to the gold or silver to counterparties. Incidental revenues from the sale of by-products such as silver are classified within cost of sales.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2004, we had fixed-price gold sales contracts with various counterparties for a total of 13.5 million ounces of future gold production and floating-price forward gold sales contracts for 0.5 million ounces. In 2004, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we have 7.0 million ounces of corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The terms of the contracts are governed by master trading agreements (MTAs) that we have in place with the counterparties to the contracts. The contracts have final delivery dates primarily over the next 10 years, but we have the right to settle these contracts at any time over this period. Contract prices are established at inception through to an interim date. If we do not deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the MTAs which have contractually agreed price adjustment mechanisms based on the market gold price. The MTAs have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium based on the difference between the forward price of gold and the current market price. If at an interim date we opt for a floating price, the floating price represents the spot market price at the time of delivery of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. The final realized selling price under a contract primarily depends upon the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The mark-to-market on the fixed-price gold sales contracts (at December 31, 2004) was negative $966 million for the Pascua-Lama Gold Sales Contracts and negative $949 million for the Corporate Gold Sales Contracts.

The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have been lower than longer-term rates. We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. Under the swaps we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 2.1 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 16c).

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our MTAs, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market on these contracts (at December 31, 2004) was negative $25 million, which equates to an average reduction to the future spot sales price of approximately $52 per ounce, when we deliver gold at spot prices against these contracts.

At December 31, 2004, one counterparty made up 11% of the ounces committed under gold bullion sales contracts.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrate sales

Our Eskay Creek and Bulyanhulu mines produce gold in concentrate form. Our Pascua-Lama mine will also produce gold in concentrate form. Under the terms of our concentrate sales contracts with independent smelting companies, gold sales prices are set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is when title passes to the smelting companies, using forward market gold prices on the expected date that final sales prices will be set. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold prices, and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

Impact of derivative embedded in concentrate sales receivables

For the years ended
December 31	2004	2003	2002

Gains included in revenue	$—	$—	$1

5. Cost of Sales

For the years ended
December 31	2004	2003	2002

Cost of goods sold[1,3]	$1,136	$1,110	$1,133
By-product revenues[2]	(146)	(114)	(119)
Royalty expense	53	50	37
Mining taxes	12	15	5
Other expenses at producing mines[4]	16	11	14

	$1,071	$1,072	$1,070

1.	The presentation of cost of goods sold includes accretion expense at producing mines of $11 million (2003 – $10 million; 2002 – $nil). The cost of inventory sold in the period reflects the components described in note 11, except that for presentation purposes the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales is $425 million in 2004; $497 million in 2003 and $493 million in 2002.

2.	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At December 31, 2004, we had fixed-price commitments to deliver 12.4 million ounces of silver at an average price of $5.50 per ounce and floating spot price sales contracts for 12 million ounces over periods primarily of up to 10 years.

3.	Cost of goods sold includes environmental remediation costs of $34 million in 2002.

4.	Includes the reversal of $15 million of accrued costs on resolution of the Peruvian tax assessment (see note 7).

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The most significant royalties are at the Goldstrike and Bulyanhulu mines and the Pascua-Lama and Veladero projects. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Most Goldstrike production is subject to an NSR or net profits interest (NPI) royalty. The highest Goldstrike royalties are a 5% NSR and a 6% NPI royalty. Bulyanhulu is subject to an NSR-type royalty of 3%. Pascua-Lama gold production from the areas located in Chile is subject to a gross proceeds sliding scale royalty, ranging from 1.5% to 10%, and a 2% NSR on copper production. For areas located in Argentina, Pascua-Lama is subject to a 3% NSR on extraction of all gold, silver and other ores. Production at Veladero is subject to a 3.75% NSR on extraction of all gold, silver and other ores.

Royalty expense is recorded at the time of sale of gold production, measured using the applicable royalty percentage for NSR royalties or estimates of NPI amounts.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Other (Income) Expense

For the years ended
December 31	2004	2003	2002

Non-hedge derivative (gains) losses (note 16c)	$(5)	$(71)	$6
Gains realized on sale of assets	(34)	(34)	(4)
Environmental remediation costs[2]	43	55	—
Impairment of long-lived assets
Eskay Creek	58	—	—
Peruvian exploration properties	67	—	—
Other	14	5	11
Impairment charges on investments (note 10)	5	11	—
World Gold Council fees	9	10	12
Litigation costs	—	16	—
Currency translation (gains) losses	1	(2)	(1)
Pension expense (note 22b)	—	4	2
Other items[1]	—	2	(10)

	$158	$(4)	$16

1.	In 2004, includes the reversal of $6 million of accrued costs on resolution of the Peruvian tax assessment (see note 7) and $4 million in severance costs related to the sale of the Holt McDermott mine.

2.	Includes costs at development projects and closed mines.

Gains realized on sale of assets

In 2004 we sold various assets, including the Holt McDermott mine in Canada and certain land positions around our inactive mine sites in the United States. These land positions were fully amortized in prior years and therefore any proceeds generate gains on sale, before selling costs and taxes.

Environmental remediation costs at closed mines

During the production phases of a mine, we incur and expense the cost of various activities connected with environmental aspects of normal operations, including compliance with and monitoring of environmental regulations; disposal of hazardous waste produced from normal operations; and operation of equipment designed to reduce or eliminate environmental effects. In limited circumstances, costs to acquire and install plant and equipment are capitalized during the production phase of a mine if the costs are expected to mitigate risk or prevent future environmental contamination from normal operations.

When a contingent loss arises from the improper use of an asset, a loss accrual is recorded if the loss is probable and reasonably estimable. Amounts recorded are measured on an undiscounted basis, and adjusted as further information develops or if circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when receipt is deemed probable.

Impairment of long-lived assets

Eskay Creek

The asset group that comprises the Eskay Creek mine was tested for impairment effective December 31, 2004. The principal factors that caused us to test this asset group for impairment included: downward revisions to proven and probable reserves; the impact of the continued strengthening of the C$ against the US$ and upward revisions to expected asset retirement costs in the fourth quarter of 2004. An impairment charge of $58 million was recorded, which represents the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value was estimated using the method described in note 12c.

Peruvian exploration properties

At the end of 2004, upon completion of the exploration program for the year, we assessed the results and updated our future plans for various exploration properties in Peru that were originally acquired through the Arequipa acquisition in 1996. We concluded that the results and future potential did not merit any further investment for these properties. The assets were tested for impairment, and an impairment charge of $67 million was recorded that reflects the amounts by which their carrying amounts exceed their estimated fair values. The fair value of this group of assets was judged to be minimal due to the unfavorable results of exploration work in the properties.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation costs

In November 2003, we paid Inmet C$111 million (US$86 million), in full settlement of the Inmet litigation. The settlement resulted in an expense of US$14 million in fourth quarter 2003, combined with post-judgment interest of $2 million in the first nine months of 2003.

7. Income Tax (Recovery) Expense

For the years ended
December 31	2004	2003	2002

Current
Canada	$19	$40	$44
International	24	14	15

	$43	$54	$59

Deferred
Canada	$(26)	$(32)	$(45)
International	7	45	(8)

	$(19)	$13	$(53)

Income tax expense before elements below[1]	$24	$67	$6
Release of beginning of year valuation allowances	(5)	(62)	—
Outcome of tax uncertainties	(141)	—	(22)
Change in tax status in Australia	(81)	—	—

Total (recovery) expense	$(203)	$5	$(16)

1.	All amounts are deferred tax items except for a $21 million portion of the $141 million recovery on resolution of the Peruvian tax assessment in 2004, which is a current tax item.

Release of beginning of year valuation allowances

In 2004, we released valuation allowances totaling $5 million in Australia following the consolidated tax return election described above. In 2003, we released valuation allowances totaling $62 million, which mainly included: $21 million in North America following a corporate reorganization of certain subsidiaries that enabled us to utilize certain previously unrecognized tax assets; $16 million in Australia realized in 2003 due to an increase in taxable income from higher gold prices; and $15 million in Argentina after the approval to begin construction of our new Veladero mine and classification of mineralization as a proven and probable reserve.

Outcome of tax uncertainties

Peruvian tax assessment

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment of $32 million, excluding interest and penalties. The Peruvian tax agency, SUNAT, had until mid-January 2005 to appeal the decision.

The 2002 income tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affects its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina mining concession would have changed from what we previously assumed with a resulting increase in current and deferred income taxes. The full life of mine effect on our current and deferred income tax liabilities, totaling $141 million, was recorded at December 31, 2002, as were other related costs of about $21 million for periods through 2003.

In January 2005, we received confirmation in writing that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor. As a result, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs in 2004; $15 million of which is classified in “other expenses at producing mines” within cost of sales and $6 million of which is classified in other (income) expense.

Other uncertainties

In 2002, we recorded a credit of $22 million reflecting the net impact of tax planning completed in the period and the outcome of certain tax uncertainties.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in tax status in Australia

A new tax law has been enacted in Australia that allows wholly owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This new regime is elective and the election is irrevocable. Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. This election will be effective for us for the 2004 fiscal year. This election results in an estimated upward revaluation of the tax basis of our assets in Australia, by $110 million, with a corresponding $33 million adjustment to deferred taxes.

In 2004, we filed an election to use US dollars as the functional currency for Australian tax calculations and tax returns, whereas previously Australian dollars were used. Prior to this election, the favorable impact of changes in the tax basis of non-monetary assets caused by changes in the US$:A$ exchange rate were not recorded, as their realization was not certain. The election in 2004 created certainty about the realization of these favorable tax temporary differences and resulted in our recognition of these as deferred tax assets amounting to $48 million. The impact of the change in tax status was to increase the amount of deductible temporary differences relating to non-monetary assets by $160 million.

Reconciliation to Canadian federal rate

For the years ended December 31	2004	2003	2002

At 38% statutory federal rate	$17	$84	$67
Increase (decrease) due to:
Allowances and special tax deductions[1]	(34)	(17)	(12)
Impact of foreign tax rates[2]	(5)	(42)	(67)
Expenses not tax-deductible	10	11	9
Release of beginning of year valuation allowances	(5)	(62)	—
Recognition of deferred tax assets[3]	(81)	—	—
Valuation allowances set up against current year tax losses	29	23	3
Outcome of tax uncertainties	(141)	—	(22)
Withholding taxes on intercompany interest	1	1	11
Mining taxes	5	8	3
Other items	1	(1)	(8)

Income tax expense (recovery)	$(203)	$5	$(16)

1.	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.

2.	We operate in multiple foreign tax jurisdictions that have different tax rates than the Canadian federal rate.

3.	In 2004, we recognized a $81 million deferred tax asset in Australia due to a change in tax status.

Income tax returns

Our income tax returns for the major jurisdictions where we operate have been fully examined through the following years: Canada – 2000, United States – 2001, and Peru – 2000.

American Jobs Creation Act of 2004

The American Jobs Creation Act of 2004 (“the Act”) was signed into law on October 22, 2004. The Act creates an elective incentive for U.S. multinationals to repatriate accumulated earnings from controlled foreign corporations. The repatriation incentive is only available for 2004 or 2005. We are currently evaluating the application of the repatriation incentive; however, we cannot complete our analysis until additional legislation and/or IRS guidance is provided to clarify key elements of the legislation.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Earnings per Share

For the years ended December 31
($ millions, except shares in millions and per share amounts in dollars)	2004	2003	2002

Income available to common stockholders
Basic	$248	$200	$193
Effect of dilutive stock options	—	—	—

Diluted	$248	$200	$193

Weighted average shares outstanding
Basic	533	539	541
Effect of dilutive stock options	1	—	—

Diluted	534	539	541

Earnings per share
Basic	$0.47	$0.37	$0.36
Diluted	$0.46	$0.37	$0.36

9. Supplemental Cash Flow Information

For the years ended December 31	2004	2003	2002

Income statement items:
Currency translation losses	$1	$5	$—
(Gains) losses on investments (note 10)	(1)	7	3
Accounting changes (note 2b)	—	17	—
Accretion expense (note 17a)	18	17	—
Non-hedge derivative (gains) losses (note 16c)	(5)	(71)	6
Inmet litigation	—	16	—
Current income tax expense (note 7)	22	54	59
Impairment charges on long-lived assets (note 6)	139	5	11
Revisions to expected cost of AROs at closed mines (note 17a)	22	10	—
Amortization of debt issue costs	3	1	1
Losses on write-down of inventory to market value (note 11)	9	3	6
Changes in:
Accounts receivable	(2)	3	(12)
Inventories	(51)	(1)	26
Accounts payable	4	4	(25)
Capitalized mining costs	9	37	29
Other assets and liabilities	(25)	6	(12)
Cash payments:
Merger and related costs	—	—	(50)
Asset retirement obligations	(33)	(40)	(70)
Current income taxes	(45)	(111)	(52)
Other items	—	4	35

Other net operating activities	$65	$(34)	$(45)

Interest paid, net of amounts capitalized	$19	$44	$57

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Investments

Available-for-sale securities

At December 31	2004		2003

		Gains		Gains
	Fair value	in OCI	Fair value	in OCI

Benefit plans:[1]
Fixed-income securities	$11	$—	$6	$—
Equity securities	19	10	26	8
Strategic investments:
Equity securities[2]	104	—	98	30

Total	$134	$10	$130	$38

1.	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2.	Other investments mainly include an investment in Highland Gold with a fair value of $75 million at December 31, 2004.

Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We recognize in earnings any unrealized declines in fair value judged to be other than temporary (2004 – $5 million; 2003 – $11 million; 2002 – $nil). Total proceeds from the sale of investments were $9 million in 2004 (2003 – $8 million; 2002 – $3 million).

Gains (losses) on investments recorded in earnings

For the years ended
December 31	2004	2003	2002

Realized on sale
Gains	$6	$5	$—
Losses	—	(1)	(3)
Impairment charges	(5)	(11)	—

	$1	$(7)	$(3)

Investment in Highland Gold Mining PLC (“Highland”)

In 2004, we acquired a further 9.3 million common shares of Highland for $40 million in cash. Combined with the purchase of 11.1 million common shares for $46 million in October 2003, we held a 14% interest in Highland common shares at December 31, 2004.

We have also formed a strategic partnership with Highland under which:

>	We have the right to participate on an exclusive basis for up to 50% on any acquisition made by Highland in Russia; and a similar right extends to Highland for any acquisition made by us in certain regions in Russia, excluding Irkutsk.

>	We have a right of first refusal with respect to third-party investment in Highland’s Mayskoye property in the Chutotka region, Russia, and plan to pursue discussions with Highland on establishing a joint venture at Mayskoye.

Investment in Celtic Resources Holdings PLC (“Celtic”)

On December 2, 2004, Barrick and Celtic entered into a subscription agreement under which we agreed to subscribe for 3,688,191 units of Celtic for $7.562 per unit. Each unit consists of one ordinary share of Celtic and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2005. In the event that Celtic does not acquire 100% of the license to the Nezhdaninskoye deposit before June 1, 2005, the number of warrants will automatically increase by 50%. Completion of the subscription occurred on January 5, 2005 upon which we held a 9% interest in Celtic’s outstanding ordinary shares.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the completion of the subscription, Barrick and Celtic entered into the following agreements:

>	We have the pre-emptive right to subscribe for up to $75 million of Celtic shares at $7.562 per share.

>	Nezhdaninskoye Right of First Refusal. Celtic has granted us the right of first refusal on any proposed sale of its direct or indirect interest in Nezhdaninskoye.

>	Nezhdaninskoye Purchase Option. Celtic has granted us the right to indirectly purchase 51% of its interest in Nezhdaninskoye for $195 million, exercisable for a period of six months starting if and when Celtic indirectly acquires 100% of Nezhdaninskoye.

>	Kazakhstan Participation. Celtic has granted to us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires. We have 12 months to elect to participate in any such acquisitions by Celtic. To participate, we must pay Celtic 50% of the cost to Celtic of its interest in the mineral property.

11. Accounts Receivable, Inventories and Other Current Assets

At December 31	2004	2003

Accounts receivable
Amounts due from concentrate sales	$29	$26
Other	29	30

	$58	$56

Inventories
Gold in process and ore in stockpiles	$198	$163
Mine operating supplies	82	58

	280	221
Non-current ore in stockpiles[1]	(65)	(57)

	$215	$164

Other current assets
Derivative assets (note 16c)	$165	$154
Taxes recoverable	104	9
Prepaid expenses	17	15

	$286	$178

1.	Ore that we do not expect to process in the next 12 months is classified in other assets (note 14).

Inventories

Material extracted from our mines is classified as either ore or waste. Ore represents material that can be mined, processed into a saleable form and sold at a profit. Ore, which represents material included in proven and probable reserves, is recorded as an asset that is classified within inventory at the point it is extracted from the mine. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form under a mine plan that takes into consideration optimal scheduling of production of our reserves, present plant capacity, and the market price of gold.

We record gold in process and ore in stockpiles at cost, less provisions required to reduce inventory to market value. Costs capitalized to inventory include direct and indirect materials and consumables; direct labor; repairs and maintenance; utilities; amortization of property, plant and equipment; amortization of capitalized mining costs; and local mine administrative expenses. Costs are removed from inventory and recorded in cost of sales based on the average cost per ounce of gold in inventory. Average cost is calculated based on the cost of inventory at the beginning of a period, plus the cost of inventory produced in a period.

Significant ore in stockpiles

At December 31	2004	2003

Goldstrike
Ore that requires roasting	$23	$22
Ore that requires autoclaving	17	19
Kalgoorlie	46	32

At Goldstrike, we expect to fully process the autoclave stockpile by 2009 and the roaster stockpile by 2016. At Kalgoorlie, we expect to process the stockpile by 2017.

Mine operating supplies are recorded at purchase cost, less provisions to reduce slow-moving and obsolete supplies to market value.

Cost of sales includes losses recorded to reduce inventory cost to market value as follows: 2004 – $9 million; 2003 – $3 million; 2002 – $6 million.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Property, Plant and Equipment

At December 31	2004	2003

Acquired mineral properties and capitalized mine development costs	$4,489	$4,242
Buildings, plant and equipment	3,289	2,831

	7,778	7,073
Accumulated amortization	(4,387)	(3,945)

	$3,391	$3,128

a) Acquired mineral properties and capitalized mine development costs

Exploration and development stage properties

We capitalize the cost of acquisition of land and mineral rights. The cost is allocated between proven and probable reserves and mineralization not considered proven and probable reserves at the date of acquisition, based on relative fair values. If we later establish that some mineralization meets the definition of proven and probable gold reserves, we classify a portion of the capitalized acquisition cost as relating to reserves.

After acquisition, various factors can affect the recoverability of the capitalized cost of land and mineral rights, particularly the results of exploration drilling. The length of time between the acquisition of land and mineral rights and when we undertake exploration work varies based on the prioritization of our exploration projects and the size of our exploration budget. If we conclude that the carrying amount of land and mineral rights is impaired, we reduce this carrying amount to estimated fair value through an impairment charge.

We capitalize costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable gold reserves (as defined by United States reporting standards). Before classifying mineralization as proven and probable gold reserves, costs incurred at development projects are considered exploration costs, and are expensed as incurred. Effective May 1, 2004, we determined that mineralization at Lagunas Norte met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing costs that meet the definition of an asset at Lagunas Norte prospectively for future periods. The cost of start-up activities at new mines such as recruiting and training is expensed as incurred.

At December 31, 2004 the following assets were in an exploration, development or construction stage and amortization of the capitalized costs had not yet begun.

	Carrying amount	Targeted timing
	at December 31,	of production
	2004	start-up

Development stage projects
Veladero	$362	2005
Lagunas Norte	196	2005
Tulawaka	70	2005
Cowal	128	2006
Pascua-Lama	230	2009
Buzwagi	102	—
Nevada Power Plant	18	2005

Total	$1,106

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use. We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Producing mines

We start amortizing capitalized mineral property acquisition and mine development costs when production begins. Amortization is capitalized as a component of the cost of inventory. Amortization is calculated using the “units-of-production” method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

During production at underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The time over which we will continue to incur these costs depends on the mine life, and in some cases could be up to 25 years. These underground development costs are capitalized as incurred. In years prior to 2003 we amortized the aggregate total of historically capitalized costs, and estimated costs that will be incurred to enable access to the ore body over the remaining mine life, using the units-of-production method. In 2003, we changed the method of amortizing these costs to better attribute these costs to ounces of gold produced, as well as to remove the uncertainty inherent in using estimates of future underground development costs in the measurement of amortization.

Under our revised method of measuring amortization for underground development costs, the cost incurred to access specific ore blocks or areas of the mine, which only provides an economic benefit over the period of mining that ore block or area, is attributed to earnings using the units-of-production method where the denominator is estimated recoverable ounces of gold contained in proven and probable reserves within that ore block or area. If capitalized costs provide an economic benefit over the entire mine life, the costs are attributed to earnings using the units-of-production method, where the denominator is the estimated recoverable ounces of gold contained in total accessible proven and probable reserves.

b) Buildings, plant and equipment

We record buildings, plant and equipment at cost. We capitalize costs that extend the productive capacity or useful economic life of an asset. Repairs and maintenance expenditures are expensed as incurred. We amortize the cost less estimated residual value, using the straight-line method over the estimated useful economic life of the asset. The longest estimated useful economic life for buildings and equipment at ore processing facilities is 25 years and for mining equipment is 15 years.

c) Impairment evaluations – operating mines and development projects

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.

Estimates of expected future cash flow reflect:

>	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

>	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2004 we used an expected future market gold price of $400 per ounce, and an expected future market A$:US$ exchange rate of $0.70 and C$:US$ exchange rate of $0.82;

>	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

>	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

>	Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount. We estimate fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

d) Capital commitments

At December 31, 2004, we had capital commitments of $322 million for 2005/2006 in connection with construction at our development projects and of a power plant in Nevada for the Goldstrike mine.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Capitalized Mining Costs

We capitalize and amortize certain costs relating to the removal of waste rock at open-pit mines, commonly referred to as “stripping costs”. We include in inventory, amortization of amounts capitalized based on a “stripping ratio” using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing and amortizing these costs, some mining companies capitalize them to inventory as incurred, which may result in the reporting of greater volatility in period-to-period results. If we followed a policy of capitalizing these costs to inventory as incurred, rather than using our present policy, our reported cost of sales would have been $9 million lower in 2004 (2003 – $37 million lower, 2002 – $29 million lower).

Stripping ratios[1]

For the years ended	Mine life
December 31	(years)[2]	2004	2003	2002

Goldstrike Open Pit	14	109:1	112:1	112:1
Pierina	4	60:1	48:1	48:1

1. The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable proven and probable gold reserves.

2. Costs capitalized will be fully amortized by the end of the mine lives. The carrying amount of capitalized mining costs is grouped with property, plant and equipment for impairment evaluation purposes.

14. Other Assets

At December 31	2004	2003

Derivative assets (note 16c)	$257	$256
Ore in stockpiles (note 11)	65	57
Taxes recoverable	50	52
Deferred income tax assets (note 18)	97	59
Debt issue costs	38	11
Deferred stock-based compensation (note 21b)	5	6
Other	54	56

	$566	$497

Debt issue costs

Additions to debt issue costs in 2004 principally relate to new debt financings put in place during the year. Amortization of debt issue costs is calculated on a straight-line basis or using the interest method over the term of each debt obligation, and classified as a component of interest cost.

15. Other Current Liabilities

At December 31	2004	2003

Asset retirement obligations (note 17a)	$33	$36
Current part of long-term debt (note 16b)	31	41
Derivative liabilities (note 16c)	11	3
Post-retirement benefits (note 22)	2	5
Deferred revenue	5	17
Other	1	17

	$83	$119

16. Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included in these financial statements as follows: accounts receivable – note 11; investments – note 10; restricted stock units – note 21.

a) Cash and equivalents

Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Long-term debt

			For the years ended December 31
	At December 31		2004		2003		2002
			Interest	Effective	Interest	Effective	Interest	Effective
	2004	2003	cost	rate[1]	cost	rate[1]	cost	rate[1]

7 1/2% debentures[2]	$495	$501	$31	6.1%	$31	6.1%	$38	5.7%
5 4/5% notes[3]	397	—	3	6.0%	—	—	—	—
4 7/8% notes[4]	348	—	2	5.0%	—	—	—	—
Veladero financing[5]	198	—	4	7.5%	—	—	—	—
Bulyanhulu financing[6]	150	174	14	8.0%	15	7.7%	15	7.2%
Variable-rate bonds[7]	63	80	1	1.2%	1	1.1%	1	1.4%
Capital leases	5	5	—	7.8%	—	8.2%	1	7.9%
Construction debt under build to suit lease[8]	30	—	—	—	—	—	—	—
Other interest	—	—	5	—	2	—	4	—

	1,686	760	60	6.1%	49	6.3%	59	6.8%

Less: current part/ interest capitalized	(31)	(41)	(41)		(5)		(2)

	$1,655	$719	$19		$44		$57

1. The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs, and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

2. On April 22, 1997, we issued $500 million of debentures that mature on May 1, 2007.

3. On November 12, 2004, we issued $400 million of debentures that mature on November 15, 2034. The debentures were issued at a $3 million discount.

4. On November 12, 2004, we issued $350 million of debentures that mature on November 15, 2014. The debentures were issued at a $2 million discount.

5. One of our wholly owned subsidiaries, Minera Argentina Gold S.A. in Argentina has a variable-rate limited recourse amortizing loan facility for $250 million. At December 31, 2004, a total of $198 million had been drawn down under this facility. We have guaranteed the loan until completion occurs, after which it will become non-recourse. The loan is insured for political risks by branches of the Canadian and German governments.

6. One of our wholly owned subsidiaries, Kahama Mining Corporation Ltd. in Tanzania, has a variable-rate non-recourse amortizing loan for $150 million. The loan is insured for political risks equally by branches of the Canadian government and the World Bank.

7. Certain of our wholly owned subsidiaries have issued variable-rate, tax-exempt bonds of $25 million (due 2029) and $38 million (due 2032) for a total of $63 million.

8. One of our wholly owned subsidiaries, Minera Barrick Misquichilca, has entered into a $56 million build to suit lease facility to finance the construction of the leach pad and process facilities at the Lagunas Norte project. The five year lease term begins on October 1, 2005. Amounts reimbursed for construction costs at December 31, 2004 have been presented as “construction debt” until the lease term begins. Obligations under the lease will be repayable in 20 equal quarterly installments over the term of the lease.

We also have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, matures in April 2008 and has an interest rate of LIBOR plus 0.27% to 0.35% when used, and an annual fee of 0.08%. We have not drawn any amounts under the credit facility.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled debt repayments1

					2009 and
	2005	2006	2007	2008	thereafter

7 1/2% debentures	$—	$—	$500	$—	$—
5 4/5% notes	—	—	—	—	400
4 7/8 % notes	—	—	—	—	350
Veladero financing	—	24	46	38	90
Bulyanhulu financing	31	34	34	34	17
Variable-rate bonds	—	—	—	—	63

	$31	$58	$580	$72	$920

1. Excludes capital leases and build to suit lease facility.

Minimum payments under capital leases1

Years ending December 31

2005	$12
2006	15
2007	12
2008	11
2009	11

Capital lease obligations	$61

1. Includes the $56 million build to suit lease facility.

c) Use of derivative instruments (“derivatives”) in risk management

In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
> Cost of sales
• Consumption of oil and propane	> Prices of oil and propane
• Local currency denominated expenditures	> Currency exchange rates – US dollar versus A$ and C$
> Administration costs in local currencies	> Currency exchange rates – US dollar versus A$ and C$
> Capital expenditures in local currencies	> Currency exchange rates – US dollar versus A$, C$ and €
> Interest earned on cash	> US dollar interest rates
> Interest payments on variable-rate debt	> US dollar interest rates
> Fair value of fixed-rate debt	> US dollar interest rates

Under our risk management policy we seek to mitigate the impact of these market risks to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.

The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our use of derivatives is based on established practices and parameters, which are subject to the oversight of the Finance Committee of the Board of Directors. A Compliance Function independent of the Corporate Treasury Group monitors derivative transactions and has responsibility for recording and accounting for derivatives.

Accounting policy for derivatives

We record derivatives on the balance sheet at fair value except for gold and silver sales contracts, which are excluded from the scope of FAS 133, because the obligations will be met by physical delivery of our gold and silver production and they meet the other requirements set out in paragraph 10(b) of FAS 133. In addition, our past sales practices, productive capacity and delivery intentions are consistent with the definition of a normal sales contract. Accordingly, we have elected to designate our gold and silver sales contracts as “normal sales contracts” with the result that the principles of FAS 133 are not applied to them. Instead we apply revenue recognition accounting principles as described in note 4.

On the date we enter into a derivative that is accounted for under FAS 133, we designate it as either a hedging instrument or a non-hedge derivative. A hedging instrument is designated in either:

> a fair value hedge relationship with a recognized asset or liability; or

> a cash flow hedge relationship with either a forecasted transaction or the variable future cash flows arising from a recognized asset or liability.

At the inception of a hedge, we formally document all relationships between hedging instruments and hedged items, including the related risk-management strategy. This documentation includes linking all hedging instruments to either specific assets and liabilities, specific forecasted transactions or variable future cash flows. It also includes the method of assessing retrospective and prospective hedge effectiveness. In cases where we use regression analysis to assess prospective effectiveness, we consider regression outputs for the coefficient of determination (R-squared), the slope coefficient and the t-statistic to assess whether a hedge is expected to be highly effective. Each period, using a dollar offset approach, we retrospectively assess whether hedging instruments have been highly effective in offsetting changes in the fair value of hedged items and we measure the amount of any hedge ineffectiveness. We also assess each period whether hedging instruments are expected to be highly effective in the future. If a hedging instrument is not expected to be highly effective, we stop hedge accounting prospectively. In this case accumulated gains or losses remain in other comprehensive income (“OCI”) until the hedged item affects earnings. We also stop hedge accounting prospectively if:

> a derivative is settled;

> it is no longer highly probable that a forecasted transaction will occur; or

> we de-designate a hedging relationship.

If we conclude that it is probable that a forecasted transaction will not occur in the originally specified time frame, or within a further two-month period, gains and losses accumulated in OCI are immediately transferred to earnings. In all situations when hedge accounting stops, a derivative is classified as a non-hedge derivative prospectively. Cash flows from derivative transactions are included under operating activities, except for derivatives designated as a cash flow hedge of forecasted capital expenditures, which are included under investing activities.

Changes in the fair value of derivatives each period are recorded as follows:

> Fair value hedges: recorded in earnings as well as changes in fair value of the hedged item.

> Cash flow hedges: recorded in OCI until earnings are affected by the hedged item, except for any hedge ineffectiveness which is recorded in earnings immediately.

> Non-hedge derivatives: recorded in earnings.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of derivatives at December 31, 20041

	Notional amount								Accounting classification
	by term to maturity								by notional amount
	Within		2 to 5		Over 5				Cash flow		Fair value		Non-		Fair
	1 year		years		years		Total		hedge		hedge		hedge		value

US dollar interest rate contracts
Receive-fixed swaps (millions)		$75		$725		$—		$800		$300		$500		$—	(5)
Pay-fixed swaps (millions)		—		150		125		275		150		—		125	(24)

Net notional position		$75		$575		$(125)		$525		$150		$500		$(125)	$(29)

Currency contracts
C$:US $ contracts (C$ millions)	C$	350	C$	600	C$	—	C$	950	C$	935	C$	—	C$	15	$99
A$:US $ contracts (A$ millions)	A$	844	A$	1,291	A$	—	A$	2,135	A$	2,125	A$	—	A$	10	$198
€:US$ contracts (€ millions)		€26		€—		€—		€26		€26		€—		€—	$1

Commodity contracts
Fuel (WTI) (thousands of barrels)		738		1,618		—		2,356		1,946		—		410	$7
Propane contracts (millions of gallons)		11		18		—		29		29		—		—	$(3)

1. Excludes normal sales contracts.

US dollar interest rate contracts

Cash flow hedges – cash balances

Receive-fixed swaps have been designated against the first $300 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Prior to December 2004, prospective and retrospective hedge effectiveness was assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in the forward interest rate curve on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of actual changes in interest rates in each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. In December 2004, we de-designated these swaps and immediately re-designated them in a new hedging relationship in order to adopt a new method of assessing prospective and retrospective effectiveness. At the time of the redesignation these swaps had a fair value near zero. From December 2004 onwards, under the new method, prospective and retrospective hedge effectiveness is assessed using the change in variable cash flows method. This involves a comparison of the floating-rate leg of the swap to the variable-rate cash flows from interest receipts on cash.

Each period the effective portion of changes in the fair value of the swaps, which relates to future interest receipts, is recorded in OCI. Also, as interest is received and recorded in earnings, an amount equal to the difference between the fixed-rate interest earned on the swaps and the variable-rate interest earned on cash is recorded in earnings as a component of interest income.

Cash flow hedges – Bulyanhulu financing

Pay-fixed swaps totaling $150 million have been designated against the Bulyanhulu financing, as a hedge of the variability in forecasted interest payments caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the conditions of FAS 133 for the assumption of no hedge ineffectiveness have been met. Changes in fair value of the swaps, which relate to future interest payments, are recorded

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in OCI. Also, as interest payments on the financing are recorded in earnings, an amount equal to the difference between the fixed-rate interest paid on the swap and the variable-rate interest paid on the financing is recorded in earnings as a component of interest costs.

Fair value hedges

Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor. We have concluded that the hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate – i.e. Libor) of the swaps and the debentures are the same. Changes in fair value of the swaps, together with an equal corresponding change in fair value of the debentures, caused by changes in Libor, are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the difference between the fixed-rate interest received under the swap less the variable-rate interest paid under the swap is recorded in earnings as a component of interest costs.

Non-hedge contracts

We use gold lease rate swaps as described in note 4. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

Currency contracts

Cash flow hedges

Currency contracts totaling C$935 million, A$2,125 million and €26 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$730 million and A$1,671 million portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including: notional amount and maturity date) of the hedged items and currency contracts are the same. For €26 million, and the remaining C$205 million and A$454 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.

If it is probable that a hedged item will no longer occur, the accumulated gains or losses in OCI for the associated currency contract are reclassified to earnings immediately. The identification of which currency contracts are associated with these hedged items uses a last-in, first-out (“LIFO”) approach, based on the order in which currency contracts were originally designated in a hedging relationship.

Commodity contracts

Cash flow hedges

Commodity contracts totaling 1,946 thousand barrels of diesel fuel and 29 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.

If it is probable that a hedged item will no longer occur, the accumulated gains or losses in OCI for the associated commodity contract are reclassified to earnings immediately. The identification of which commodity contracts are associated with these hedged items uses a LIFO approach, based on the order in which commodity contracts were originally designated in a hedging relationship.

Non-hedge contracts

Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

Derivative assets and liabilities

	2004	2003

At January 1	$337	$29
Derivatives settled	(120)	(91)
Change in fair value of:
Non-hedge derivatives	3	52
Cash flow hedges
Effective portion	147	348
Ineffective portion	—	1
Fair value hedges	(8)	(2)

At December 31	$359 [1]	$337 [1]

Classification:
Other current assets	$165	$154
Other assets	257	256
Other current liabilities	(11)	(3)
Other long-term obligations	(52)	(70)

	$359	$337

1. Derivative assets and liabilities are presented net and related amounts due to/from counterparties if the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, are met. Amounts receivable from counterparties netted against derivative liabilities totaled $16 million at December 31, 2004.

Non-hedge derivative gains (losses)1

For the years ended
December 31	2004	2003	2002

Non-hedge derivatives
Commodity contracts	$(9)	$3	$(2)
Currency contracts	(4)	17	8
Interest rate contracts	16	32	(12)

	3	52	(6)

Hedge ineffectiveness
Ongoing hedge inefficiency	—	1	—
Due to changes in timing of hedged items	2	18	—

	$5	$71	$(6)

1. Non-hedge derivative gains (losses) are classified as a component of other (income) expense.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedge Gains (losses) in OCI

	Commodity					Interest rate
	price hedges		Currency hedges			hedges
			Oper-	Admin-	Capital		Long-
	Gold/		ating	istration	expen-	Cash	term
	Silver	Fuel	costs	costs	ditures	balances	debt	Total

At December 31, 2001	$25	$—	$—	$—	$—	$—	$—	$25

Effective portion of change in fair value of hedging instruments	(4)	—	33	—	—	37	(17)	49
Transfers to earnings:
On recording hedged items in earnings	(12)	—	(7)	—	—	(11)	5	(25)

At December 31, 2002	9	—	26	—	—	26	(12)	49
Effective portion of change in fair value of hedging instruments	4	(1)	251	32	54	9	(1)	348
Transfers to earnings:
On recording hedged items in earnings	(13)	—	(58)	(7)	—	(18)	5	(91)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	(18)[1]	—	—	(18)

At December 31, 2003	—	(1)	219	25	36	17	(8)	288
Effective portion of change in fair value of hedging instruments	—	7	117	19	19	5	(20)	147
Transfers to earnings:
On recording hedged items in earnings	—	(4)	(96)	(11)	(5)	(19)	3	(132)
Hedge ineffectiveness due to changes in timing of hedged items	—	—	—	—	(2)[1]	—	—	(2)

At December 31, 2004	$—	$2	$240	$33	$48	$3	$(25)	$301 [2]

	Gold	Cost of	Cost of	Admin-	Amorti-	Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	istration	zation	income	cost

Portion of hedge gain (loss) expected to affect 2005 earnings[2]	$—	$3	$110	$18	$2	$7	$(4)	$136

1. On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

2. Based on the fair value of hedge contracts at December 31, 2004.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Fair Value of Financial Instruments

Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with our risk management or investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

Fair value information

At December 31	2004		2003

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets
Cash and equivalents[1]	$1,398	$1,398	$970	$970
Accounts receivable[1]	58	58	56	56
Investments[2]	134	134	130	130
Derivative assets[3]	422	422	410	410

	$2,012	$2,012	$1,566	$1,566

Financial liabilities
Accounts payable[1]	$335	$335	$245	$245
Long-term debt[4]	1,686	1,731	760	841
Derivative liabilities[3]	63	63	73	73
Restricted stock units[5]	6	6	10	10

	$2,090	$2,135	$1,088	$1,169

1.	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

2.	Recorded at fair value. Quoted market prices, when available, are used to determine fair value. If quoted market prices are not available, then fair values are estimated by using quoted prices of instruments with similar characteristics or discounted cash flows.

3.	Recorded at fair value using liquid market pricing based on exchange traded prices, broker-dealer quotations or related input factors which assume all counterparties have the same credit rating.

4.	Long-term debt is generally recorded at cost except for obligations that are designated in a fair value hedge relationship, which are recorded at fair value in periods where a hedge relationship exists. The fair value of long-term debt is based on current market interest rates, adjusted for our credit quality.

5.	Recorded at fair value based on the period end market stock price.

e) Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet.

For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. In cases where we have a legally enforceable master netting agreement with a counterparty, credit risk exposure represents the net amount of the positive and negative fair values for

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

similar types of derivatives. For a net negative amount, we regard credit risk as being zero. A net positive amount for a counterparty is a reasonable measure of credit risk when there is a legally enforceable master netting agreement. We mitigate credit risk by:

>	entering into derivatives with high credit-quality counterparties;

>	limiting the amount of exposure to each counter-party; and

>	monitoring the financial condition of counterparties.

Credit quality of financial assets

At December 31, 2004	S&P credit rating
	AA - or higher	A - or higher	B to BBB	Total

Cash and equivalents	$744	$654	$—	$1,398
Derivatives[1]	303	71	—	374
Accounts receivable	—	—	58	58

	$1,047	$725	$58	$1,830

Number of counterparties[2]	14	5	—

Largest counterparty (%)	31.5	35.1	—

Concentrations of credit risk

At December 31, 2004

	United States	Canada	Other international	Total

Cash and equivalents	$1,172	$69	$157	$1,398
Derivatives[1]	145	193	36	374
Accounts receivable	7	22	29	58

	$1,324	$284	$222	$1,830

1.	The amounts presented reflect the net credit exposure after considering the effect of master netting agreements.

2.	For cash and equivalents and derivatives combined.

f ) Risks relating to the use of derivatives

By using derivatives, in addition to credit risk, we are affected by market risk and market liquidity risk. Market risk is the risk that the fair value of a derivative might be adversely affected by a change in commodity prices, interest rates, gold lease rates, or currency exchange rates, and that this in turn affects our financial condition. We manage market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. We mitigate this risk by establishing trading agreements with counterparties under which we are not required to post any collateral or make any margin calls on our derivatives. Our counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market liquidity risk is the risk that a derivative cannot be eliminated quickly, by either liquidating it or by establishing an offsetting position. Under the terms of our trading agreements, counterparties cannot require us to immediately settle outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. We generally mitigate market liquidity risk by spreading out the maturity of our derivatives over time.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Other Long-Term Obligations

At December 31	2004	2003

Asset retirement obligations	$334	$282
Pension benefits (note 22)	49	48
Post-retirement benefits (note 22)	26	26
Derivative liabilities (note 16c)	52	70
Restricted stock units (note 21b)	6	10
Other	32	28

	$499	$464

a) Asset retirement obligations (AROs)

	2004	2003

At January 1	$318	$334
AROs incurred in the period	14	—
Impact of revisions to expected cash flows
Adjustments to carrying amount of assets	32	—
Charged to earnings	22	10
Settlements
Cash payments	(33)	(40)
Settlement gains	(4)	(3)
Accretion	18	17

At December 31	367	318
Current part	(33)	(36)

	$334	$282

In 2003 we adopted FAS 143 and changed our accounting policy for reclamation and closure costs. Previously we accrued estimated reclamation and closure costs over the life of our mines using the units-of-production method based on the estimated recoverable ounces of gold in proven and probable reserves.

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Under FAS 143 we record the fair value of an ARO when it is incurred. At operating mines the effect is recorded as an adjustment to the corresponding asset carrying amount. At closed mines, the adjustment is charged directly to earnings. The fair value of AROs are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. We prepare estimates of timing and amount of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics can impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning of period carrying amount of the AROs. Accretion is recorded in earnings as an operating expense. Upon settlement of an ARO we record a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains are classified in other (income) expense. Other environmental remediation costs that are not AROs as defined by FAS 143 are expensed as incurred (see note 6).

The major parts of the carrying amount of AROs at the end of 2004 relate to: tailing and heap leach pad closure/rehabilitation – $69 million; demolition of buildings/mine facilities – $29 million; ongoing water treatment – $93 million; ongoing care and maintenance – $89 million; and other activities – $87 million.

18. Deferred Income Taxes

Recognition and measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

account: enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; tax planning strategies; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets, liabilities and valuation allowances are allocated between net income and other comprehensive income based on the source of the change.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries, which are considered to be reinvested indefinitely outside Canada. The determination of the unrecorded deferred income tax liability is not considered practicable.

Sources of deferred income tax assets and liabilities

At December 31	2004	2003[1]

Deferred tax assets
Tax loss carry forwards	$295	$388
Capital tax loss carry forwards	48	52
Alternative minimum tax (“AMT”) credits	121	120
Foreign tax credits	3	3
Asset retirement obligations	106	85
Property, plant and equipment	158	129
Post-retirement benefit obligations	18	21
Other	9	40

Gross deferred tax assets	758	838
Valuation allowances	(578)	(554)

Net deferred tax assets	180	284
Deferred tax liabilities
Property, plant and equipment	(127)	(443)
Derivatives	(95)	(99)

	$(42)	$(258)

Classification:
Non-current assets (note 14)	$97	$59
Non-current liabilities	(139)	(317)

	$(42)	$(258)

1.	2003 deferred tax asset balances for property, plant and equipment and other have been restated with a corresponding restatement of valuation allowances.

Expiry dates of tax losses and AMT credits

						No
						expiry
	’05	’06	’07	’08	’09+	date	Total

Tax losses[1]
Chile	$—	$—	$—	$—	$—	$670	$670
Tanzania	—	—	—	—	—	152	152
U.S.	—	—	—	—	224	—	224
Other	28	23	6	14	109	24	204

	$28	$23	$6	$14	$333	$846	$1,250

AMT credits[2]	—	—	—	—	—	$121	$121

1.	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2004.

2.	Represents the amounts deductible against future taxes payable in years when taxes payable exceeds “minimum tax” as defined by United States tax legislation.

Valuation allowances

We consider the need to record a valuation allowance against deferred tax assets on a country-by-country basis, taking into account the effects of local tax law. A valuation allowance is not recorded when we conclude that sufficient positive evidence exists to demonstrate that it is more likely than not that a deferred tax asset will be realized. The main factors considered are:

>	historic and expected future levels of future taxable income;

>	opportunities to implement tax plans that affect whether tax assets can be realized; and

>	the nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future taxable income are mainly affected by: market gold and silver prices; forecasted future costs and expenses to produce gold reserves; quantities of proven and probable gold reserves; market interest rates and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the valuation allowances to reflect our latest assessment of the amount of deferred tax assets that will more likely than not be realized.

A valuation allowance of $34 million has been set up against certain deferred tax assets in Argentina. Historically, we have had no income generating

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operations in Argentina, but following the production start-up at Veladero in 2005, various factors will affect future levels of taxable income in Argentina, including the volume of gold produced and sold, gold selling prices and costs incurred to produce gold. It is reasonably possible that an adjustment will be made to this valuation allowance in the near term. A valuation allowance of $189 million has been set up against certain deferred tax assets in the United States. A majority of this valuation allowance relates to AMT credits which have an unlimited carry forward period. Increasing levels of future taxable income due to gold selling prices and other factors and circumstances may result in an adjustment to this valuation allowance.

Source of changes in deferred tax balances

For the years ended
December 31	2004	2003	2002

Temporary differences
Property, plant and equipment	$(86)	$26	$(30)
Asset retirement obligations	(21)	(2)	4
Tax loss carry forwards	93	(10)	(22)
Derivatives	(4)	82	13
Other	(5)	4	(5)

	$(23)	$100	$(40)
Adjustment to deferred tax balances due to change in tax status[1]	(81)	—	—
Release of beginning of year valuation allowances	(5)	(62)	—
Outcome of tax uncertainties	(120)	—	(22)

	$(229)	$38	$(62)

Intraperiod allocation to:
Income before income taxes	$(225)	$(49)	$(75)
Cumulative accounting changes	—	5	—
OCI	(4)	82	17
Balance sheet reclassifications	13	23	(17)

	$(216)	$61	$(75)

1.	Relates to change in tax status in Australia (note 7).

19. Capital Stock

a) Common shares

Our authorized capital stock includes an unlimited number of common shares (issued 533,575,185 shares); 9,764,929 First preferred shares, Series A (issued nil); 9,047,619 Series B (issued nil); 1 Series C special voting share (issued 1); and 14,726,854 Second preferred shares Series A (issued nil).

During 2004, we repurchased 4.47 million common shares (2003: 8.75 million) for $95 million (2003: $154 million), at an average cost of $21.20 per share (2003: $17.56). This resulted in a reduction of common share capital by $35 million (2003: $67 million) and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings (2003: $87 million).

In 2004, we declared and paid dividends in US dollars totaling $0.22 per share (2003 – $0.22 per share, 2002 – $0.22 per share).

b) Exchangeable Shares

In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At December 31, 2004, 1.4 million (2003 – 1.5 million) BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2003 – 0.8 million common shares). The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized financial information for BGI

For the years ended
December 31	2004	2003	2002

Total revenues and other income	$216	$226	$203
Less: costs and expenses	287	238	191

Income (loss) before taxes	$(71)	$(12)	$12

Net loss	$(41)	$(31)	$(1)

At December 31	2004	2003

Assets
Current assets	$67	$81
Non-current assets	119	236

	$186	$317

Liabilities and shareholders’ equity
Other current liabilities	24	20
Intercompany notes payable	395	545
Other long-term liabilities	36	9
Deferred income taxes	20	67
Shareholders’ equity	(289)	(324)

	$186	$317

20. Other Comprehensive Income (Loss) (“OCI”)

	2004	2003	2002

Accumulated OCI at January 1
Cash flow hedge gains, net of tax of $99, $17, $nil	$189	$32	$25
Investments, net of tax of $nil, $nil, $nil	38	(6)	(4)
Currency translation adjustments, net of tax of $nil, $nil, $nil	(147)	(144)	(123)
Additional pension liability, net of tax of $nil, $nil, $nil	(7)	(7)	(5)

	$73	$(125)	$(107)

OCI for the year:
Changes in fair value of cash flow hedges	147	348	49
Changes in fair value of investments	(27)	37	(5)
Currency translation adjustments	1	(3)	(21)
Adjustments to pension liability	(5)	—	(2)
Less: reclassification adjustments for gains/losses recorded in earnings
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(132)	(91)	(25)
Hedge ineffectiveness due to changes in timing of hedged items	(2)	(18)	—
Investments:
(Gains) losses realized on sale	(6)	(4)	3
Other than temporary impairment charges	5	11	—

OCI, before tax	(19)	280	(1)
Income tax recovery (expense) related to OCI	4	(82)	(17)

Other comprehensive income (loss), net of tax	$(15)	$198	$(18)

Accumulated OCI at December 31
Cash flow hedge gains, net of tax of $95, $99, $17	206	189	32
Investments, net of tax of $nil, $nil, $nil	10	38	(6)
Currency translation adjustments, net of tax of $nil, $nil, $nil	(146)	(147)	(144)
Additional pension liability, net of tax of $nil, $nil, $nil	(12)	(7)	(7)

	$58	$73	$(125)

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. Stock-Based Compensation

a) Stock options

Employee stock option activity (number of shares in millions)2

	2004		2003		2002

		Average		Average		Average
	Shares	price	Shares	price	Shares	price

C$ options
At January 1	22		19		19
Granted	1	$28	5	$29	6	$25
Exercised[1]	(2)	$25	(1)	$24	(4)	$25
Cancelled/expired	(2)	$28	(1)	$28	(2)	$34

At December 31	19		22		19

US $ options
At January 1	2		3		6
Granted	5	$24	—	—	—
Exercised[1]	(1)	$15	(1)	$13	(2)	$12
Cancelled/expired	—	—	—	—	(1)	$25

At December 31	6		2		3

1.	The exercise price of the options is the closing share price on the day before the grant date. They vest evenly over four years, beginning in the year after granting, and are exercisable over 7 – 10 years. At December 31, 2004, 13 million (2003 – 1 million, 2002 – 5 million) common shares, in addition to those currently outstanding, were available for granting options.

2.	We are also obliged to issue about 0.3 million common shares (2003 – 0.5 million common shares) in connection with outstanding stock options assumed as part of a business combination in 1999. These options have an average exercise price of C$20 (2003 – C$20) and an average remaining term of one year.

Stock options outstanding (number of shares in millions)

	Outstanding			Exercisable
Range of		Average	Average life		Average
exercise prices	Shares	price	(years)	Shares	price

C$ options
$22 – $31	17	$27	7	10	$26
$32 – $43	2	$39	2	2	$39

	19		6	12

US$ options
$9 – $18	1	$12	5	—	—
$22 – $37	5	$24	6	1	$30

	6		6	1

We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price.

Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Option information

For the years ended December 31
(per share and option
amounts in dollars)	2004	2003	2002

Fair value per option	$6.87	$8.50	$6.40
Valuation assumptions:
Expected term (years)	5	6	6
Volatility	30%	40%	40%
Dividend yield	1.0%	1.0%	1.4%
Risk-free interest rate	3.8%	4.5%	5.0%

Pro forma effects
Net income, as reported	$248	$200	$193
Stock-option expense	(29)	(24)	(21)

Pro forma net income	$219	$176	$172

Net income per share:
As reported - Basic	$0.47	$0.37	$0.36
As reported - Diluted	$0.46	$0.37	$0.36

Pro forma[1]	$0.41	$0.33	$0.32

1. Basic and diluted.

b) Restricted Stock Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU Plan, selected employees are granted RSUs, where each RSU has a value equal to one Barrick common share. RSUs vest and will be settled on the third anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares. RSUs are recorded at fair value on the grant date, with a corresponding amount recorded as deferred compensation that is amortized on a straight-line basis over the vesting period. Changes in the fair value of the RSUs are recorded, with a corresponding adjustment to deferred compensation. Compensation expense for 2004 was $4 million (2003 - $4 million). At December 31, 2004, the weighted average remaining contractual life of RSUs was 2 years.

Under our DSU plan, Directors receive 50% of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. Director’s fee expense for DSUs for 2004 was $0.6 million (2003: $0.2 million).

DSU and RSU activity

		Fair value		Fair value
	DSUs	per unit	RSUs	per unit
	(in thousands)	(in dollars)	(in thousands)	(in dollars)

At December 31, 2001	—	$—	515	$16
Canceled	—	—	(30)	20
Dividends	—	—	4	17

At December 31, 2002	—	$—	489	$15
Canceled	—	—	(171)	17
Granted	8	21	130	22
Dividends	—	—	4	20

At December 31, 2003	8	$23	452	$23
Canceled	—	—	(58)	23
Settled	—	—	(293)	25
Granted	23	22	131	24
Dividends	—	—	3	20

At December 31, 2004	31	$24	235	$24

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. Post-Retirement Benefits

a) Defined contribution pension plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $19 million in 2004, $16 million in 2003 and $13 million in 2002.

b) Defined benefit pension plans

We have one qualified defined benefit pension plan that covers certain of our United States employees and provides benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members under the Employee Retirement Income Security Act of 1974. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. On December 31, 2004, the qualified defined benefit plan was amended to freeze benefit accruals for all employees, resulting in a curtailment gain of $2 million.

As well as the qualified plan, we have nonqualified defined benefit pension plans covering certain employees and former directors of the Company. An irrevocable trust (“rabbi trust”) was set up to fund these plans. The fair value of assets held in this trust was $31 million in 2004 (2003 – $32 million), and is recorded in our consolidated balance sheet under Investments.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We amortize actuarial gains and losses over the average remaining life expectancy of plan participants, in excess of a 10% corridor.

Pension expense

For the years ended
December 31	2004	2003	2002
Return on plan assets	$(11)	$(11)	$(17)
Service cost	—	—	3
Interest cost	12	14	16
Actuarial gains (losses)	1	—	(1)
Gain (loss) on curtailment/settlement	(2)	1	1

	$—	$4	$2

c) Pension plan information

Fair value of plan assets

For the years ended
December 31	2004	2003

Balance at January 1	$166	$170
Actual return on plan assets	14	19
Company contributions	6	8
Benefits paid	(16)	(31)

Balance at December 31	$170	$166

At December 31		2004		2003
	Target	Actual	Actual	Actual

Composition of plan assets:
Equity securities	50%	46%	$78	$66
Debt securities	50%	54%	92	100

	100%	100%	$170	$166

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Projected benefit obligation (PBO)

For the years ended
December 31	2004	2003
Balance at January 1	$221	$227
Interest cost	12	14
Actuarial losses	3	11
Benefits paid	(16)	(31)
Curtailments/settlements	(2)	—

Balance at December 31	$218	$221

Funded status[1]	$(48)	$(55)
Unrecognized actuarial losses	11	11

Net benefit liability recorded	$(37)	$(44)

ABO[2,3]	$217	$217

1.	Represents the fair value of plan assets less projected benefit obligations. Plan assets exclude investments held in a rabbi trust that are recorded separately on our balance sheet under Investments (fair value $31 million at December 31, 2004). In the year ending December 31, 2005, we do not expect to make any further contributions.

2.	For 2004 we used a measurement date of December 31, 2004 to calculate accumulated benefit obligations.

3.	Represents the ABO for all plans. The ABO for plans where the PBO exceeds the fair value of plan assets was $49 million (2003: $217 million).

Investment strategy

We employ a total return investment approach, whereby a mix of equities and fixed-income investments is used to maximize the long-term return of plan assets. Risk is diversified through a blend of equity and fixed-income investments, and also across geography and market capitalization in US large cap stocks, US small cap stocks, and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews.

Rate of return on plan assets

In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Expected future benefit payments

For the years ending December 31

2005	$16
2006	15
2007	16
2008	16
2009	16
2010 – 2014	$89

Total recorded benefit liability

At December 31	2004	2003

Current	$—	$3
Non-current	37	41

Benefit plan liability	$37	$44
Additional minimum liability (note 20)	12	7

	$49	$51

d) Actuarial assumptions

For the years ended
December 31	2004	2003	2002

Discount rate[1]
Benefit obligation	5.50%	6.25%	6.50%
Pension cost	6.25%	6.50%	6.75%
Return on plan assets[1]	7.00%	7.00%	8.50%
Wage increases	5.00%	5.00%	5.00%

1.	Effect of a one-percent change: Discount rate: $22 million change in ABO and change in pension cost; Return on plan assets: $2 million change in pension cost.

e) Other post-retirement benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. We use the corridor approach in the accounting for post-retirement benefits. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are deferred and amortized over the average remaining life expectancy of participants when the net gains or losses exceed 10% of the accumulated post-retirement benefit obligation. In 2004, we recorded a benefit expense of $2 million (2003 – $nil, 2002 – $nil).

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other post-retirement benefits expense

For the years ended
December 31	2004	2003	2002

Interest cost	$2	$1	$2
Prior service cost	—	—	(1)
Curtailments/settlements	—	(1)	(1)

	$2	$—	$—

Fair value of plan assets

For the years ended
December 31	2004	2003

Balance at January 1	$—	$—
Contributions	2	2
Benefits paid	(2)	(2)

Balance at December 31	$—	$—

Accumulated post-retirement benefit obligation (APBO)

For the years ended
December 31	2004	2003

Balance at January 1	$24	$28
Interest cost	2	1
Actuarial losses	5	(3)
Benefits paid	(2)	(2)

Balance at December 31	$29	$24

Funded status	(29)	(24)
Unrecognized actuarial losses	1	(4)

Net benefit liability recorded	$(28)	$(28)

We have assumed a health care cost trend of 10% in 2004, decreasing ratability to 5% in 2009 and thereafter. The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2004 would have increased the post-retirement obligation by $3 million or decreased the post-retirement benefit obligation by $2 million and would have had no significant effect on the benefit expense for 2004.

Expected future benefit payments

For the years ending December 31

2005	$2
2006	2
2007	2
2008	2
2009	2
2010 – 2014	$9

23. Contingencies, Litigation and Claims

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

Bre-X Minerals

In 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., and certain others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On March 31, 2003, the Court denied all of the Plaintiffs’ motions to certify the case as a class action. The Plaintiffs have not filed an interlocutory appeal of the Court’s decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiffs’ motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs’ case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote. The amount of potential loss, if any, which we may incur arising out of the Plaintiffs’ claims is not determinable.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. (“Blanchard”), and Herbert Davies (“Davies”). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company (“J.P. Morgan”) as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with whom we entered into spot deferred gold sales contracts have manipulated the price of gold, in violation of U.S. anti-trust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard and Davies both allege that they have been injured as a seller of gold due to reduced interest in gold as an investment. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003 the Court issued an Order granting in part and denying in part Barrick’s motions to dismiss this action. Discovery has commenced in the case and a trial date has been tentatively set for July 2005. We intend to defend the action vigorously.

McKenzie complaint

On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. Barrick has not yet been served with this second complaint. Barrick intends to defend both actions vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss the action. The Court granted the

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

plaintiffs leave to file a Second Amended Complaint, which was filed on October 20, 2004. The plaintiffs filed a Third Amended Complaint on January 6, 2005. We intend to defend the action vigorously.

Wilcox complaint

On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Home-stake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. We intend to defend the action vigorously.

24. Joint Ventures

Our major interests in joint ventures are a 50% interest in the Kalgoorlie Mine in Australia; a 50% interest in the Round Mountain Mine in the United States; and a 50% interest in the Hemlo Mine in Canada.

Summary financial information (100%)

Income statement and cash flow information

For the years ended
December 31	2004	2003	2002

Revenues	$889	$775	$650
Costs and expenses	663	638	582

Net income	$226	$137	$68

Operating activities[1]	$291	$127	$175
Investing activities[1]	$(46)	$(60)	$(54)
Financing activities[1]	$—	$—	$—

1.	Net cash inflow (outflow).

Balance sheet information

At December 31	2004	2003

Assets
Inventories	$102	$99
Property, plant and equipment	506	543
Other assets	93	64

	$701	$706

Liabilities
Current liabilities	$87	$77
Long-term obligations	110	104

	$197	$181

25. Differences from Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with US GAAP. A reconciliation of our income statement and balance sheet between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

a) Business combinations

The acquisitions of Sutton Resources Ltd. (“Sutton”) and Homestake Mining Company (“Homestake”), which were accounted for using the pooling-of-interests method under US GAAP, were accounted for as a purchase under Canadian GAAP. Under US GAAP, the assets, liabilities and shareholders’ equity of Sutton and Homestake were combined with the Company’s own recorded amounts. Comparative figures were restated for all periods presented prior to the acquisitions to include the combined statements of income, cash flow and balance sheets of the merged entities adjusted to conform to our US GAAP accounting policies. Under Canadian GAAP, rules which existed at the time of the Sutton and Homestake acquisitions prior to the effective date of CICA 1581, Business Combinations, allowed for two possible accounting methods, the purchase method or the pooling-of-interests method. The selection of the method of accounting used for business combinations under the previous rules depended upon whether or not

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

one of the combining companies could be identified as an acquirer. In situations where voting shares were issued or exchanged to effect the combination, factors relating to control over the resultant combined company were considered. Under these previous rules, due to the fact that the Barrick shareholders (as a group) held more than 50% of the voting shares of the combined company after the acquisitions of Sutton and Homestake, Barrick was identified as the acquirer, thereby requiring the purchase method to be used under Canadian GAAP. The application of the purchase method under Canadian GAAP required that identifiable assets and liabilities of the acquired entity be recorded at fair values at the date of acquisition, with any excess purchase price allocated to goodwill. This resulted in certain assets and liabilities being recorded at different carrying amounts under Canadian GAAP compared with US GAAP. These differences arise because their fair values at the date of acquisition differed from historic cost, which is the basis of accounting under the pooling-of-interests method under US GAAP. The assets and liabilities most significantly affected are: property, plant and equipment, inventories, and goodwill.

b) Exploration and development expenditures

For Canadian GAAP purposes, we capitalize mine development costs on our properties after proven and probable reserves have been found as well as on some properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. The determination as to whether the existence of non-reserve material should result in the capitalization of mine development costs is based on various factors, including: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that mineralization is expected to be commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

c) Amortization of property, plant and equipment

Under Canadian GAAP, amortization of property, plant and equipment using the units-of-production method is calculated using proven and probable mineral reserves and non-reserve material (when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced). For US GAAP purposes, amortization is calculated for historical capitalized costs incurred to access specific ore blocks or areas using only proven and probable reserves within the specific block or area; infrastructure and other common costs which have a useful life over the entire mine are amortized over total accessible proven and probable reserves of the mine. These different methods result in a different rate of amortization for Canadian GAAP compared to US GAAP.

In addition, a difference in the amount of amortization expense results where differences exist in the carrying amounts of property, plant and equipment between US GAAP and Canadian GAAP, due to the historic effects of the application of GAAP to these items (for example, arising from differences in business combinations accounting, capitalization of exploration expenditures, and accounting for asset retirement obligations).

d) Goodwill

Under Canadian GAAP, on the acquisition of Home-stake, goodwill was identified and was allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

Under Canadian GAAP, we test goodwill for impairment annually in the fourth quarter of our fiscal year, however, if there is indication of an impairment in goodwill during the year, we will do an assessment at that time. This impairment assessment involves estimat-

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ing the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of the reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.

e) Future income taxes

Under US GAAP, acquisitions occurring prior to January 1, 2000 have been accounted for by grossing up assets and deferred tax liabilities for the underlying tax effect of treating the purchase consideration allocated to assets acquired that is not tax deductible as a temporary taxable difference. Under the transition provisions of CICA 3465, that was adopted effective January 1, 2000, the recorded amounts of assets acquired were not restated to reflect differences in their carrying amounts at acquisition for tax and accounting purposes. Consequently, under Canadian GAAP, property, plant and equipment was $190 million lower and future income tax liabilities were $94 million higher than the amounts recorded under US GAAP.

Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary differences that give rise to deferred tax assets and liabilities. Consequently, the amounts of deferred tax assets and liabilities recorded under US GAAP differ from the amounts of future income taxes recorded under Canadian GAAP.

f) Impairment evaluations for long-lived assets

Under US GAAP, financing costs are excluded from the evaluation of long-lived assets for impairment purposes. Under Canadian GAAP, in years 2003 and prior, financing costs were included in impairment evaluations, but where an asset was impaired, the asset was reduced to its net recoverable amount, calculated as the estimated future undiscounted net cash flow expected to be generated by the asset. Under US GAAP, if assets are impaired, a reduction in the carrying amount to estimated fair value is required. Fair value is estimated by discounting the expected future net cash flows using a discount factor. The adoption of CICA 3063 under Canadian GAAP on January 1, 2004 conformed the measurement of impairment with US GAAP prospectively for future periods.

g) Investments

Under US GAAP available for sale securities are recorded at fair value, with unrealized gains or losses included in other comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and these investments are recorded at cost.

h) Derivatives

Under Canadian GAAP, derivatives that qualify for hedge accounting treatment are recognized on the balance sheet only to the extent that cash has been paid or received together with adjustments necessary to offset recognized gains or losses arising on the hedged items. Under US GAAP, such derivatives are recognized on the balance sheet at fair value with a corresponding charge or credit recorded in other comprehensive income.

i) Minimum pension liability

Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income. Canadian GAAP does not require us to record a minimum liability and does not have the concept of comprehensive income.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

j) Asset retirement obligations

Under US GAAP, FAS 143 was adopted effective January 1, 2003 relating to asset retirement obligations. Under Canadian GAAP, a similar standard was effective for our 2004 fiscal year, CICA 3110 – Asset Retirement Obligations. CICA 3110 required retroactive restatement of financial statements for prior periods, and accordingly comparative information for Canadian GAAP now reflects the requirements of CICA 3110. Both of these standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. Under US GAAP, the effect of the adoption of FAS 143 was recorded in the income statement for the three months ended March 31, 2003. Under Canadian GAAP, the cumulative effect was recorded as an adjustment to the opening retained earnings for the earliest period presented. Due to the difference in timing of adoption of FAS 143 and CICA 3110, the amount of amortization and accretion recorded differ under US and Canadian GAAP.

k) Foreign currency

Under US GAAP, translation adjustments that arise on the translation of financial statements of entities whose functional currency is not the US dollar are reported as a component of comprehensive income. Under Canadian GAAP, the concept of comprehensive income does not exist and these translation adjustments are reported as a separate component of shareholders’ equity, called “cumulative translation adjustments”.

l) Revenue

Under Canadian GAAP purchase accounting rules, Homestake gold sales contracts existing at the date of acquisition were recorded at fair value and any previous deferred revenue balances eliminated. As these contracts are delivered into, the revenue recorded under Canadian GAAP is reduced to the extent of the original fair value adjustment. Under US GAAP pooling rules, existing Homestake deferred revenue balances were carried forward and recorded in the period of delivery. Differences between Canadian and US GAAP revenue arise from these different business combination accounting practices.

m) Stock-based compensation

Under US GAAP, through the end of 2004 we continued to account for stock-based compensation using the intrinsic value method under APB 25. Under Canadian GAAP, effective January 1, 2004, CICA 3870, Stock-Based Compensation and Other Stock-Based Payments became effective, and required us to record a compensation expense in our income statement based on the fair value of options granted. We elected to adopt CICA 3870 retroactively with restatement of prior periods to include an expense of the type that was previously included under the pro forma note disclosure. The cumulative amount of compensation expense under Canadian GAAP was recorded within contributed surplus in the balance sheet. The adoption of FAS 123R under US GAAP in 2005 will conform the accounting treatment with Canadian GAAP for future stock option grants, but some differences will remain between US and Canadian GAAP for stock option grants in 2004 and prior years due to the differing transition rules under CICA 3870 and FAS 123R.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

n) Consolidated Balance Sheets

For the years ended December 31		2004			2003

				Canadian			Canadian
	Notes	US GAAP	Adjustments	GAAP	US GAAP	Adjustments	GAAP

Assets
Current assets
Cash and equivalents		$1,398	$—	$1,398	$970	$—	$970
Accounts receivable		58	—	58	56	—	56
Inventories	a	215	2	217	164	3	167
Other current assets	h, l	286	(105)	181	178	(112)	66

		1,957	(103)	1,854	1,368	(109)	1,259
Investments	g	134	(10)	124	130	(38)	92
Property, plant and equipment	a, b, c, f, j	3,391	1,138	4,529	3,128	1,331	4,459
Capitalized mining costs, net		226	—	226	235	—	235
Goodwill	a, d	—	868	868	—	1,081	1,081
Other assets	a, e, h, l	566	(333)	233	497	(284)	213

Total assets		$6,274	$1,560	$7,834	$5,358	$1,981	$7,339

Liabilities and Shareholders’ Equity
Accounts payable		$335	$—	$335	$245	$—	$245
Other current liabilities	h, j	83	(11)	72	119	14	133

		418	(11)	407	364	14	378
Long-term debt	h	1,655	5	1,660	719	(1)	718
Other long-term obligations	h, i, j	499	(28)	471	464	(30)	434
Deferred/Future income tax liabilities	e	139	(34)	105	317	59	376

Total liabilities		2,711	(68)	2,643	1,864	42	1,906

Capital stock	a	4,129	859	4,988	4,115	861	4,976
Retained earnings (deficit)	a	(624)	819	195	(694)	1,162	468
Accumulated other comprehensive income (loss)	g, h, i, k	58	(58)	—	73	(73)	—
Contributed surplus	m	—	31	31	—	13	13
Cumulative translation adjustments	k	—	(23)	(23)	—	(24)	(24)

Total shareholders’ equity		3,563	1,628	5,191	3,494	1,939	5,433

Total liabilities and shareholders’ equity		$6,274	$1,560	$7,834	$5,358	$1,981	$7,339

1.	Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

o) Reconciliation of shareholders’ equity

At December 31, 2004

			Retained	Other	Cumulative
		Capital	earnings	comprehensive	translation
	Notes	stock	(deficit)	income	adjustments

Balance per US GAAP		$4,129	$(624)	$58	$—
Adjustments (net of tax effects):
Valuation of equity issued in business combinations[1]		(293)
Cumulative effect of differences in accounting policies
Amortization of property, plant and equipment	c		183
Exploration and development costs	b		159
Provisions for mining assets in 2000 and 1997[2]			683
Investments	g		—	(10)
Derivatives accounted for as cash flow hedges	h		—	(206)
Non-hedge derivative adjustments			(25)
Minimum pension liability	i		—	12
Asset retirement obligations	j		(5)
Interest capitalization	p2		8
Stock-based compensation expense	m		(35)
Classification of exchangeable shares		(11)
Other		(1)	1
Cumulative effect of differences in accounting for business combinations under the pooling-of- interests versus the purchase method
Excess of fair value of shareholders’ equity over historic book value	a	1,185	—	122	1
Deficit of Sutton and Homestake at acquisition	a		749
Amortization of property, plant and equipment	c		(111)
Deferred revenue	l		(23)
Gains on asset sales	a		(40)
Merger related costs			19
Impairment of long-lived assets	p7, p8		(107)
Homestake inventory	a		(23)
Impairment of goodwill	d		(232)
Effect of different book values of capital stock on common share repurchases		(21)	21
Deferred income taxes
Effect of difference in timing of adoption of CICA 3465 versus FAS 109	e		(284)
Effect on deferred tax assets and liabilities of temporary differences for US GAAP and Canadian GAAP purposes	e		16
Tax valuation allowances	p3		(135)
Reclassification of translation adjustments	k		—	24	(24)

Balance per Canadian GAAP		$4,988	$195	$—	$(23)

1. In determining the value of the shares exchanged in acquisitions, for accounting purposes under US GAAP we used the unadjusted quoted market prices of our shares. For Canadian GAAP purposes, the value was adjusted by a 5% to 20% discount reflecting the fact that the market value for a large block of common shares is less than our quoted share price. The recognition of this discount to the value of common shares issued for Canadian GAAP purposes resulted in a reduction in the value of the shares for accounting purposes and cost of acquisitions by $293 million.

2. The impact of applying US GAAP in calculating the provisions for mining assets in 2000 and 1997 was to reduce property, plant and equipment by $780 million offset by future income taxes of $97 million for a net reduction in shareholders’ equity of $683 million.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

p) Reconciliation of consolidated net income

For the years ended December 31	Notes	2004	2003	2002

Net income – US GAAP		$248	$200	$193
Amortization of property, plant and equipment	c	(16)	4	28
Exploration and development expenditures	b	25	53	52
Asset retirement obligations	j	1	10	(9)
Cumulative effect of accounting changes under US GAAP	c, j	—	17	—
Gains on asset sales[1]	a	(32)	(10)	—
Interest capitalized[2]		4	9	—
Release of deferred income tax valuation allowances[3]	a, e	(29)	(87)	(19)
Future income tax expense[4]	e	60	10	15
Deferred revenue	l	—	(29)	(20)
Non-hedge derivative adjustments[5]		—	—	(26)
Homestake inventory[6]	a	(1)	(2)	(21)
Impairment of goodwill[7]	d	(184)	(48)	—
Impairment of long-lived assets[8]		(160)	—	—
Stock-based compensation expense[9]		(21)	(12)	(2)
Other items		3	2	11

Net income (loss) – Canadian GAAP		$(102)	$117	$202

Net income (loss) per share (dollars)
Basic and fully diluted		$(0.19)	$0.22	$0.37

1. The gains on sale under Canadian GAAP are different from US GAAP due to the fact that the carrying amount of assets sold was higher under Canadian GAAP.

2. Under Canadian GAAP the Lagunas Norte and Veladero projects met the criteria for interest capitalization earlier than under US GAAP.

3. In 2004, a release of valuation allowance of $29 million was recorded as a reduction of goodwill under Canadian GAAP, but this amount was recorded in earnings under US GAAP. In 2003, under Canadian GAAP, differences in the carrying amount of certain assets recorded at fair value at the acquisition of Homestake resulted in valuation allowances totaling $23 million not being historically required under Canadian GAAP. The remaining amount in 2003 relates to a release of valuation allowances under US GAAP totaling $118 million that has been recorded as a reduction of goodwill and other intangible assets under Canadian GAAP, offset by the release of certain valuation allowances to earnings under Canadian GAAP totaling $54 million.

4. The adjustment to future tax expense reflects the reversal of temporary differences under Canadian GAAP caused by other adjustments that were made to reconcile US GAAP net income to Canadian GAAP net income. The adjustment also reflects other differences in accounting for income taxes as described in note 25e.

5. Certain derivatives classified as “non-hedge derivatives” under US GAAP were accounted for under Canadian GAAP as either hedge derivatives; or recorded at cost with gains and losses recorded either at maturity or when losses were determined to be other than temporary.

6. Certain ore in stockpile and in process inventory held by Homestake, which was adjusted to fair value at the date of acquisition, caused an adjustment to cost of sales when the inventory was processed and sold.

7. In 2004, an impairment charge of $184 million (2003 – $48 million) was recorded against goodwill that arose in the Homestake merger under Canadian GAAP.

8. Various exploration properties in Peru were written down by $67 million under US GAAP in 2004 on completion of an impairment test. The carrying amount of these properties was $nil under Canadian GAAP due to historic differences in the purchase accounting treatment between US and Canadian GAAP when the properties were originally acquired in 1996. Under Canadian GAAP, impairment charges totaling $227 million were recorded against the carrying amount of the Cowal development project and various Australian exploration-stage properties acquired in the Homestake merger whose carrying amounts are higher than US GAAP because they were recorded at fair value at the date of acquistition.

9. Under Canadian GAAP a new accounting standard was adopted in 2004 that requires the expensing of stock options. The new Canadian GAAP accounting standard was adopted retroactively with restatement of prior periods. Under US GAAP, the adoption of FAS 123R in 2005 will conform the accounting treatment of stock options, although due to differing transitional rules under US GAAP some differences from Canadian GAAP will remain.

BARRICK Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

q) Consolidated statements of cash flow under Canadian GAAP

Exploration and development expenditures that were capitalized under Canadian GAAP, but expensed under US GAAP, were $25 million in 2004 (2003 – $53 million; 2002 – $52 million). This represents the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.

For the years ended December 31	2004	2003	2002

Activities:
Operating	$535	$581	$651
Investing	(848)	(396)	(121)
Financing	741	(266)	(61)

Effect of foreign exchange rate changes on cash	—	7	1
Cash and equivalents at beginning of period	970	1,044	574

Cash and equivalents at end of period	$1,398	$970	$1,044

BARRICK Annual Report 2004

Gold Mineral Reserves and Mineral Resources

The table on the next page sets forth Barrick’s interest in the total proven and probable gold mineral reserves at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, see pages 127 and 128.

The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of gold will be produced. Gold price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period.

Definitions

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

BARRICK Annual Report 2004

MINERAL RESERVES AND MINERAL RESOURCES

Summary Gold Mineral Reserves
and Mineral Resources
For the years ended December 31

			2004			2003

		Tons	Grade	Ounces	Tons	Grade	Ounces
Based on attributable ounces		(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	(proven and probable)	123,334	0.131	16,188	109,742	0.143	15,685
	(mineral resource)	22,318	0.050	1,107	37,403	0.061	2,264
Goldstrike Underground	(proven and probable)	7,575	0.392	2,970	9,177	0.377	3,460
	(mineral resource)	6,268	0.379	2,373	5,841	0.426	2,489
Goldstrike Property Total	(proven and probable)	130,909	0.146	19,158	118,919	0.161	19,145
	(mineral resource)	28,586	0.122	3,480	43,244	0.110	4,753
Round Mountain (50%)	(proven and probable)	86,983	0.018	1,538	89,852	0.018	1,583
	(mineral resource)	45,364	0.015	666	37,770	0.017	645
East Archimedes	(proven and probable)	17,093	0.059	1,011	—	—	—
	(mineral resource)	3,049	0.061	187	15,632	0.050	786
Hemlo (50%)	(proven and probable)	13,946	0.090	1,260	17,557	0.099	1,744
	(mineral resource)	5,251	0.113	594	3,017	0.090	271
Eskay Creek	(proven and probable)	485	1.058	513	927	1.015	941
	(mineral resource)	476	0.538	256	422	0.287	121
Marigold (33%)	(proven and probable)	32,244	0.023	744	31,089	0.024	737
	(mineral resource)	17,768	0.022	387	13,334	0.020	268
Holt-McDermott	(proven and probable)	—	—	—	340	0.162	55
	(mineral resource)	—	—	—	452	0.195	88

South America
Pascua-Lama	(proven and probable)	360,759	0.049	17,615	296,411	0.057	16,862
	(mineral resource)	43,468	0.064	2,797	115,845	0.030	3,487
Veladero	(proven and probable)	396,517	0.032	12,849	317,187	0.035	11,115
	(mineral resource)	21,804	0.021	449	67,715	0.023	1,540
Lagunas Norte	(proven and probable)	229,449	0.040	9,123	159,250	0.045	7,155
	(mineral resource)	16,153	0.024	395	25,751	0.067	1,735
Pierina	(proven and probable)	65,026	0.039	2,508	61,393	0.045	2,768
	(mineral resource)	15,363	0.022	341	25,421	0.016	419

Australia/Africa
Kalgoorlie (50%)	(proven and probable)	87,894	0.059	5,181	97,047	0.061	5,894
	(mineral resource)	12,798	0.068	866	44,584	0.058	2,580
Plutonic	(proven and probable)	18,291	0.137	2,512	20,635	0.128	2,646
	(mineral resource)	13,203	0.158	2,085	13,395	0.147	1,967
Cowal	(proven and probable)	63,600	0.039	2,495	63,600	0.039	2,495
	(mineral resource)	47,534	0.034	1,596	47,534	0.034	1,596
Lawlers	(proven and probable)	3,222	0.126	405	3,234	0.124	402
	(mineral resource)	4,824	0.159	765	8,777	0.129	1,136
Darlot	(proven and probable)	7,142	0.147	1,048	7,627	0.149	1,135
	(mineral resource)	3,984	0.119	473	4,194	0.130	546
Bulyanhulu	(proven and probable)	23,913	0.443	10,596	27,882	0.391	10,907
	(mineral resource)	4,253	0.546	2,321	4,300	0.440	1,894
Tulawaka (70%)	(proven and probable)	1,077	0.355	382	1,093	0.337	368
	(mineral resource)	584	0.068	40	680	0.066	45
Buzwagi	(proven and probable)	—	—	—	—	—	—
	(mineral resource)	27,127	0.074	2,016	—	—	—

Other	(proven and probable)	287	0.411	118	—	—	—
	(mineral resource)	4,702	0.158	744	4,722	0.170	812

Total	(proven and probable)	1,538,837	0.058	89,056	1,314,043	0.065	85,952
	(mineral resource)	316,291	0.065	20,458	476,839	0.052	24,689

BARRICK Annual Report 2004

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Reserves1
As at December 31, 2004

	Proven			Probable			Total
Based on	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	66,943	0.121	8,077	56,391	0.144	8,111	123,334	0.131	16,188
Goldstrike Underground	2,871	0.494	1,419	4,704	0.330	1,551	7,575	0.392	2,970
Goldstrike Property Total	69,814	0.136	9,496	61,095	0.158	9,662	130,909	0.146	19,158
Round Mountain (50%)	50,123	0.017	831	36,860	0.019	707	86,983	0.018	1,538
East Archimedes	7,363	0.061	446	9,730	0.058	565	17,093	0.059	1,011
Hemlo (50%)	8,611	0.103	885	5,335	0.070	375	13,946	0.090	1,260
Eskay Creek	233	1.124	262	252	0.996	251	485	1.058	513
Marigold (33%)	17,777	0.024	421	14,467	0.022	323	32,244	0.023	744

South America
Pascua-Lama	35,124	0.058	2,035	325,635	0.048	15,580	360,759	0.049	17,615
Veladero	21,306	0.038	799	375,211	0.032	12,050	396,517	0.032	12,849
Lagunas Norte	4,644	0.044	206	224,805	0.040	8,917	229,449	0.040	9,123
Pierina	26,234	0.055	1,446	38,792	0.027	1,062	65,026	0.039	2,508

Australia/Africa
Kalgoorlie (50%)	48,079	0.055	2,621	39,815	0.064	2,560	87,894	0.059	5,181
Plutonic	358	0.025	9	17,933	0.140	2,503	18,291	0.137	2,512
Cowal	5,191	0.046	238	58,409	0.039	2,257	63,600	0.039	2,495
Lawlers	1,082	0.124	134	2,140	0.127	271	3,222	0.126	405
Darlot	2,798	0.120	337	4,344	0.164	711	7,142	0.147	1,048
Bulyanhulu	1,915	0.401	767	21,998	0.447	9,829	23,913	0.443	10,596
Tulawaka (70%)	22	0.273	6	1,055	0.356	376	1,077	0.355	382

Other	—	—	—	287	0.411	118	287	0.411	118

Total	300,674	0.070	20,939	1,238,163	0.055	68,117	1,538,837	0.058	89,056

1. Mineral reserves (“reserves”) have been calculated as at December 31, 2004 in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for the United States, in accordance with Industry Guide 7 (under the Securities Exchange Act of 1934) as interpreted by the Staff of the U.S. Securities and Exchange Commission. Calculations have been prepared by employees of Barrick under the supervision of René L. Marion, P.Eng., Vice-President, Technical Services of Barrick. Except as noted below, reserves have been calculated using an assumed gold price of US$375 per ounce, a silver price of US$5.50 per ounce and an exchange rate of $1.45 C$/US$. Reserves at the Australian properties assumed a gold price of A$560 per ounce. Reserves at the Hemlo property assumed a gold price of US$350 per ounce and an exchange rate of $1.35 C$/US$. Reserves at Round Mountain are based on pit designs consistent with a gold price of US$375 per ounce. Reserves at the Marigold property assumed a gold price of US$350 per ounce. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Cost estimates at each Australian property assumed an exchange rate of $0.70 US$/A$. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. For a more detailed description of the methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK Annual Report 2004

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Resources1
As at December 31, 2004

	Measured (M)			Indicated (I)			(M) + (I)	Inferred
Based on	Tons	Grade	Ounces	Tons	Grade	Ounces	Ounces	Tons	Grade	Ounces
attributable ounces	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(000s)	(oz/ton)	(000s)

North America
Goldstrike Open Pit	12,119	0.054	651	10,199	0.045	456	1,107	722	0.073	53
Goldstrike Underground	2,114	0.361	764	4,154	0.387	1,609	2,373	6,899	0.346	2,388
Goldstrike Property Total	14,233	0.099	1,415	14,353	0.144	2,065	3,480	7,621	0.320	2,441
Round Mountain (50%)	21,734	0.013	272	23,630	0.017	394	666	43,171	0.013	562
East Archimedes	979	0.063	62	2,070	0.060	125	187	—	—	—
Hemlo (50%)	1,800	0.091	163	3,451	0.125	431	594	4,233	0.144	608
Eskay Creek	156	0.558	87	320	0.528	169	256	280	0.496	139
Marigold (33%)	7,500	0.021	154	10,268	0.023	233	387	61,477	0.014	859

South America
Pascua-Lama	5,724	0.058	333	37,744	0.065	2,464	2,797	36,728	0.044	1,613
Veladero	1,092	0.020	22	20,712	0.021	427	449	63,110	0.017	1,045
Lagunas Norte	277	0.025	7	15,876	0.024	388	395	9,718	0.022	215
Pierina	4,305	0.030	128	11,058	0.019	213	341	101	0.010	1

Australia/Africa
Kalgoorlie (50%)	3,907	0.066	258	8,891	0.068	608	866	588	0.056	33
Plutonic	349	0.221	77	12,854	0.156	2,008	2,085	10,349	0.192	1,988
Cowal	2,594	0.038	98	44,940	0.033	1,498	1,596	31,053	0.033	1,011
Lawlers	244	0.098	24	4,580	0.162	741	765	1,114	0.139	155
Darlot	1,089	0.148	161	2,895	0.108	312	473	127	0.213	27
Bulyanhulu	—	—	—	4,253	0.546	2,321	2,321	4,303	0.587	2,526
Tulawaka (70%)	—	—	—	584	0.068	40	40	161	0.075	12
Buzwagi	69	0.072	5	27,058	0.074	2,011	2,016	804	0.056	45

Other	—	—	—	4,702	0.158	744	744	4,802	0.139	669

Total	66,052	0.049	3,266	250,239	0.069	17,192	20,458	279,740	0.050	13,949

1. Resources which are not reserves do not have demonstrated economic viability.

BARRICK Annual Report 2004

MINERAL RESERVES AND MINERAL RESOURCES

Contained Silver Within Reported Gold Reserves1
For the year ended December 31, 2004

Assumed
Metal Prices	Proven			Probable			Total
Gold ($US/oz) $ 375										Process
Silver ($US/oz) $5.50	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces	Recovery
Copper ($US/lb) $0.90	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	%

Africa
Bulyanhulu	1,915	0.30	566	21,998	0.35	7,668	23,913	0.34	8,234	65.0%

North America
Eskay Creek	189	67.93	12,838	295	34.72	10,241	484	47.68	23,079	91.4%

South America
Lagunas Norte	4,644	0.11	514	224,805	0.10	22,704	229,449	0.10	23,218	22.3%
Pascua-Lama	35,124	1.93	67,693	325,635	1.77	575,492	360,759	1.78	643,185	77.8%
Pierina	26,234	0.24	6,223	38,792	0.16	6,335	65,026	0.19	12,558	32.7%
Veladero	21,306	0.54	11,538	375,211	0.50	188,785	396,517	0.51	200,323	6.8%

Total	89,412	1.11	99,372	986,736	0.82	811,225	1,076,148	0.85	910,597	60.4%

1. Silver is accounted for as a by-product credit against reported or projected gold production costs.

Contained Silver Within Reported Gold Resources
For the year ended December 31, 2004

	Measured (M)			Indicated (I)			Total (M) + (I)
	Tons	Grade	Ounces	Tons	Grade	Ounces	Tons	Grade	Ounces
	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)	(000s)	(oz/ton)	(000s)

Africa
Bulyanhulu	—	—	—	4,253	0.342	1,454	4,253	0.342	1,454

North America
Eskay Creek	156	22.346	3,486	320	17.641	5,645	476	19.183	9,131

South America
Lagunas Norte	277	0.155	43	15,876	0.124	1,971	16,153	0.125	2,014
Pascua-Lama	5,724	1.548	8,862	37,744	1.498	56,543	43,468	1.505	65,405
Pierina	4,305	0.206	886	11,058	0.019	213	15,363	0.072	1,099
Veladero	1,092	0.392	428	20,712	0.364	7,531	21,804	0.365	7,959

Total	11,554	1.186	13,705	89,963	0.815	73,357	101,517	0.858	87,062

BARRICK Annual Report 2004

Supplemental Information

5-Year Historical Review1

(US GAAP basis, unless otherwise indicated)	2004	2003	2002	2001	2000

Operating results(in millions)
Gold sales	$1,932	$2,035	$1,967	$1,989	$1,936
Net income (loss)	248	200	193	96	(1,189)
Operating cash flow	506	519	588	588	842
Capital expenditures	824	322	228	474	612

Per share data
Net income (loss)	$0.46	$0.37	$0.36	$0.18	$(2.22)
Cash dividends	0.22	0.22	0.22	0.22	0.22
Operating cash flow	0.95	0.97	1.09	1.10	1.57
Book value	6.67	6.53	6.15	5.96	5.95

Financial position (in millions)
Cash and equivalents	$1,398	$970	$1,044	$779	$822
Total assets	6,274	5,358	5,261	5,202	5,393
Working capital	1,539	1,004	839	579	576
Long-term debt[2]	1,655	719	761	793	901
Shareholders’ equity	3,563	3,494	3,334	3,192	3,190

Operational statistics(unaudited)
Gold production (thousands of ounces)	4,958	5,510	5,695	6,124	5,950
Total cash costs per ounce	$212	$189	$177	$162	$155
Average realized gold price per ounce	$391	$366	$339	$317	$334
Average spot gold price per ounce	$409	$363	$310	$271	$279
Gold reserves (proven and probable) (thousands of ounces)[3]	89,056	85,952	86,927	82,272	79,300

Other
Net debt to total capitalization[4]	5%	(6%)	(7%)	1%	2%
Shares outstanding (millions)	534	535	542	536	536

1. Information for all years has been derived from audited financial statements, except as indicated.

2. Long-term debt excludes current portion of $31 million in 2004, $41 million in 2003, $20 million in 2002, $9 million in 2001 and $3 million in 2000.

3. Reserves calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities.

4. Net debt to total capitalization is the ratio of debt less cash and equivalents to debt plus shareholders’ equity.

BARRICK Annual Report 2004

Corporate Governance and
Committees of the Board

Corporate Governance

Over the past several years, there has been an increased focus on corporate governance in both the United States and Canada. Among other regulatory initiatives, the New York Stock Exchange added corporate governance standards to its listing rules. Although, as a regulatory matter, the vast majority of the NYSE corporate governance standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of structures and procedures to comply with the NYSE standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE standards applicable to U.S. companies.

The Board of Directors has approved a set of Corporate Governance Guidelines to promote the effective functioning of the Board of Directors and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Barrick has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. In conjunction with the adoption of the Code, Barrick established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls or other auditing matters. A copy of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the mandates of each of the Committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, is posted on Barrick’s website at www.barrick.com and is available in print from the Company to any shareholder upon request.

Committees of the Board

Corporate Governance and
Nominating Committee
(M.A. Cohen, P.C. Godsoe, A.A. MacNaughton)

Assists the Board in establishing Barrick’s corporate governance policies and practices. The Committee also identifies individuals qualified to become members of the Board, and reviews the composition and functioning of the Board and its Committees.

Audit Committee
(H.L. Beck, P.A. Crossgrove, S.J. Shapiro)

Reviews the Company’s financial statements and management’s discussion and analysis of financial and operating results, and assists the Board in its oversight of the integrity of Barrick’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence, and the performance of the internal and external auditors.

Compensation Committee
(A.A. MacNaughton, M.A. Cohen, P.A. Crossgrove, J.L. Rotman)

Assists the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices, and administering Barrick’s share compensation plans. The Committee is responsible for reviewing and recommending director and senior management compensation and for succession planning with respect to senior executives.

Executive Committee
(G.C. Wilkins, A.A. MacNaughton, B. Mulroney, P. Munk)

Exercises all the powers of the Board (except those powers specifically reserved by law to the Board of Directors) in the management and direction of business during intervals between meetings of the Board of Directors.

Environmental, Occupational, Health and Safety Committee
(P.A. Crossgrove, M.A. Cohen, J.E. Thompson)

Reviews environmental and occupational health and safety policies and programs, oversees the Company’s environmental and occupational health and safety performance, and monitors current and future regulatory issues.

Finance Committee
(C.W.D. Birchall, A.A. MacNaughton, A. Munk, G.C. Wilkins)

Reviews the Company’s investment strategies, hedging program and general debt and equity structure.

BARRICK Annual Report 2004

Board of
Directors

Howard L. Beck, Q.C.
Toronto, Ontario
Corporate Director

Mr. Beck was a founding Partner of the law firm Davies, Ward & Beck. He has been on the Barrick Board since 1984.

C. William D. Birchall
Nassau, Bahamas
Chief Executive Officer,
ABX Financeco Inc.

Mr. Birchall has had a long association with Barrick as one of the original Board members of the Company.

Gustavo Cisneros
Caracas, Venezuela
Chairman and Chief Executive Officer,
Cisneros Group of Companies

Mr. Cisneros became a Director of Barrick in September 2003.

Marshall A. Cohen, O.C.
Toronto, Ontario Counsel,
Cassels Brock & Blackwell LLP

Mr. Cohen served the Government of Canada for 15 years in a number of senior positions including Deputy Minister of Finance. He has been a Director of Barrick since 1988.

Peter A. Crossgrove
Toronto, Ontario
Chairman, Masonite
International Corporation.

Mr. Crossgrove has been involved in a number of mining companies. He has been a Director of Barrick since 1993.

Peter C. Godsoe, O.C.
Toronto, Ontario
Corporate Director

Mr. Godsoe was the Chairman and Chief Executive Officer of The Bank of Nova Scotia from 1995 to 2003. Mr. Godsoe became a Director of Barrick in February 2004.

Angus A. MacNaughton
Danville, California
President, Genstar
Investment Corporation

Mr. MacNaughton has been a member of the Board since 1986.

The Right Honourable
Brian Mulroney, P.C., LL.D.
Montreal, Quebec
Senior Partner,
Ogilvy Renault

Mr. Mulroney was Prime Minister of Canada from 1984 to 1993. He joined the Barrick Board in 1993 and is Chairman of the Company’s International Advisory Board.

Anthony Munk
Toronto, Ontario
Managing Director,
Onex Investment Corp.

Mr. Munk became a member of the Board of Directors in 1996. He is a Partner of Onex Corporation, a diversified manufacturing and service company.

Peter Munk, O.C.
Toronto, Ontario
Chairman,
Barrick Gold Corporation

Mr. Munk is the founder and Chairman of the Board of Barrick Gold Corporation. He is also the founder and Chairman of Trizec Properties, Inc.

Joseph L. Rotman, O.C.
Toronto, Ontario
Chairman and Chief Executive Officer,
Roy-L Capital Corporation

Mr. Rotman has been a Director of Barrick since its inception.

Stephen J. Shapiro
Houston, Texas
Executive Vice President and
Chief Financial Officer,
Burlington Resources, Inc.

Mr. Shapiro became a Director of Barrick in September 2004.

Jack E. Thompson
Alamo, California
Vice Chairman,
Barrick Gold Corporation

Mr. Thompson was appointed to the Board in December 2001 upon the completion of the Company’s merger with Homestake Mining Company. Prior to that time, Mr. Thompson was Chairman and Chief Executive Officer of Homestake.

Gregory C. Wilkins
Toronto, Ontario
President and Chief Executive Officer,
Barrick Gold Corporation

Mr. Wilkins was Executive Vice President and Chief Financial Officer of Barrick until his appointment at Horsham (subsequently TrizecHahn Corporation) in September 1993. He has been a member of the Board since 1991.

BARRICK Annual Report 2004

Senior Officers and
International Advisory Board

Senior Officers

Peter Munk
Chairman

Gregory C. Wilkins
President and
Chief Executive Officer

Tye W. Burt
Vice Chairman and
Executive Director,
Corporate Development

Alexander J. Davidson
Executive Vice President,
Exploration

Patrick J. Garver
Executive Vice President
and General Counsel

Peter J. Kinver
Executive Vice President
and Chief Operating Officer

Jamie C. Sokalsky
Excutive Vice President
and Chief
Financial Officer

Gordon F. Fife
Senior Vice President,
Organizational Effectiveness

International Advisory Board

The International Advisory Board was established to provide advice to Barrick’s Board of Directors and management as the Company expands internationally.

Chairman

The Right Honourable
Brian Mulroney
Former Prime Minister of Canada

Members

Gustavo Cisneros
Venezuela
Chairman and Chief Executive Officer, Cisneros Group of Companies

Secretary William S. Cohen
United States
Chairman and Chief Executive Officer, The Cohen Group

The Honourable
Paul G. Desmarais, Sr.
Canada
Director and Chairman of Executive Committee, Power Corporation of Canada

Vernon E. Jordan, Jr.
United States
Senior Managing Director,
Lazard Freres & Co., LLC and of Counsel to Akin, Gump, Strauss, Hauer & Feld, LLP

Peter Munk
Canada
Chairman, Barrick Gold
Corporation and Chairman, Trizec Properties, Inc.

Lord Charles Powell of
Bayswater KCMG
United Kingdom
Chairman, Sagitta
Asset Management Limited

Karl Otto Pöhl
Germany
Senior Partner,
Sal. Oppenheim Jr. & Cie.

The Honorable Andrew Young
United States
Chairman,
GoodWorks International

BARRICK Annual Report 2004

Shareholder
Information

Shares traded on five major international stock exchanges

> New York

> Toronto

> Paris

> Swiss

> London

Ticker Symbol

ABX (New York, Toronto, Paris, Swiss)
BGD (London)

Number of Registered Shareholders

17,598

Index Listings

> S&P Global 1200 Index

> S&P/TSX 60 Index

> S&P/TSX Composite Index

> S&P/TSX Capped Materials Index

> S&P/TSX Capped Gold Index

> FT of London Gold Index

> Philadelphia Gold/Silver Index

2004 Dividend Per Share

US$0.22

Common Shares (millions)
Outstanding at December 31, 2004	533	*

Weighted average 2004
Basic	534	*
Fully diluted	533	*

The Company’s shares were split on a two-for-one basis in 1987, 1989 and 1993.

*Includes shares issuable upon conversion of Barrick Gold Inc. exchangeable shares.

Volume of Shares Traded
(millions)	2004	2003

TSX	409	495
NYSE	441	521

Closing Price of Shares

December 31, 2004

TSX		C$29.00
NYSE		US$24.22

Share Trading Information
	Share Volume
Toronto Stock Exchange	(millions)		High		Low
Quarter	2004	2003	2004	2003	2004	2003

First	124	147	C$31.45	C$26.48	C$25.52	C$20.90
Second	103	111	31.82	25.43	25.06	21.34
Third	84	119	27.76	28.95	24.10	23.31
Fourth	98	118	30.22	30.29	25.41	24.39

	409	495

	Share Volume
New York Stock Exchange	(millions)		High		Low
Quarter	2004	2003	2004	2003	2004	2003

First	137	143	US$23.89	US$17.43	US$19.15	US$14.11
Second	115	115	24.15	18.97	18.07	14.61
Third	75	135	21.15	21.13	18.14	16.67
Fourth	114	128	25.52	23.15	20.17	18.35

	441	521

BARRICK Annual Report 2004

SHAREHOLDER INFORMATION

Dividend Payments

In 2004, the Company paid a cash dividend of $0.22 per share – $0.11 on June 15 and $0.11 on December 15. A cash dividend of $0.22 per share was paid in 2003 – $0.11 on June 16 and $0.11 on December 15.

Dividend Policy

The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company.

Form 40-F

Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Corporate Office.

Other Language Reports

French and Spanish versions of this annual report are available from Investor Relations at the Corporate Office.

Shareholder Contacts

Shareholders are welcome to contact the Company for information or questions concerning their shares. For general information on the Company, contact the Investor Relations Department.

For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Transfer Agents.

Transfer Agents and Registrars

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: (416) 643-5500
Toll-free within the United States and Canada:
1-800-387-0825
Fax: (416) 643-5660
Email: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, New Jersey 07606
Telephone: (201) 329-8660
Toll-free within the United States and Canada:
1-888-835-2788
Email: shrrelations@mellon.com
Web site: www.mellon-investor.com

Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, April 28, 2005 at 10:00 a.m. in the John Bassett Theatre, Metro Toronto Convention Centre, Toronto, Ontario.

BARRICK Annual Report 2004

Corporate
Information

Corporate Office

Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
Telephone: (416) 861-9911
Fax: (416) 861-2492

Barrick Russia Holdings Inc.
Ed Verona
Vice President &
Chief Representative
Moscow Representative Office
4 Romanov Pereulok
125009
Moscow, Russia
Telephone: (7-095) 981-3434
Fax: (7-095) 981-3435

Mining Operations

North America Operations

Gregory Lang
Vice President
136 East South Temple
Suite 1050
Salt Lake City, Utah
U.S.A. 84111-1180
Telephone: (801) 990-3770
Fax: (801) 359-0875

United States Operations

Goldstrike Property
P.O. Box 29
Elko, Nevada U.S.A. 89803
Mike Feehan
General Manager
Telephone: (775) 778-8380
Fax: (775) 738-7685

Round Mountain Gold
P.O. Box 480
Round Mountain
Nevada U.S.A. 89045
Mike Iannacchione
General Manager
Telephone: (775) 377-2366
Fax: (775) 377-3240

Canada Operations

Eskay Creek
No.1 Airport Way
P.O. Box 3908
Smithers, B.C.
Canada V0J 2N0
John Kinyon
General Manager
Telephone: (604) 515-5227
Fax: (604) 515-5241

Hemlo Operations
P.O. Bag 500
Marathon, Ontario
Canada P0T 2E0
Vern Baker
General Manager
Telephone: (807) 238-1100
Fax: (807) 238-1050

South America Operations

Chile/Argentina Operations

John McDonough
Vice President
Av. Ricardo Lyon 222
Piso 11. Providencia
Santiago, Chile
Telephone: (56-2) 340-2022
Fax: (56-2) 233-0188

Argentina

Veladero Project
Villagra 531 Oeste
San Juan, Argentina 5402CPI
George Bee
General Manager
Telephone: 54 (264) 429 8105
Fax: 54 (264) 429 8135

Peru Operations

Igor Gonzales
Regional Vice President – Peru
Victor Andres Belaunde 171
2° Piso
San Isidro
Lima 27, Peru
Telephone: (51-1) 275-0600
Fax: (51-1) 275-0249

Pierina Mine
Urb. La Alborada
Calle 8 s/n Tarica
Huaraz, Peru
Darrell Wagner
General Manager
Telephone: (51-1) 275-0600
Fax: (51-1) 275-3733

Lagunas Norte Project
Pasaje Los Delfines 159
3er Piso
Urb. Las Gardenias, Surco
Lima 33, Peru
Augusto Chung
General Manager
Telephone: (51-44) 88-1100
Fax: (51-44) 23-1992

Australia/Africa Operations

John Shipp
Vice President
10th Floor
2 Mill Street
Perth WA 6000 Australia
Telephone: (61-8) 9212-5736
Fax: (61-8) 9322-5700

Australia Operations

Kalgoorlie Consolidated
Gold Mines (KCGM)
Black Street
Kalgoorlie WA 6430
Australia
Cobb Johnstone
General Manager
Telephone: (61-8) 9022-1801
Fax: (61-8) 9022-1119

Plutonic Gold Mine
PMB 46
Meekatharra WA 6642
Australia
Mark Le Messurier
Resident Manager
Telephone: (61-8) 9981-0100
Fax: (61-8) 9981-0101

Darlot Gold Mine
P.O. Box 127
Leonora WA 6438 Australia
Richard Hay
Resident Manager
Telephone: (61-8) 9080-3413
Fax: (61-8) 9080-3440

Cowal Gold Project
P.O. Box 210
West Wyalong
NSW 2671 Australia
Richard Weston
General Manager
Telephone: (61-2) 6975-4700
Fax: (61-2) 6975-4740

Lawlers Gold Mine
PMB 47
Leinster WA 6437 Australia
David Collopy
General Manager
Telephone: (61-8) 9981-0148
Fax: (61-8) 9037-8899

East Africa Operations

Bulyanhulu Mine
Mrikao Street, Plot No. 847
Msasani Peninsula
P.O. Box 1081
Dar es Salaam, Tanzania
Grant Pierce
Executive General Manager
Telephone: (255-22) 260-0604
Fax: (255-22) 260-0210

Tulawaka Mine
P.O. Box 1081
Dar es Salaam, Tanzania
Dave Anthony
General Manager
Telephone: (61-8) 9360-4444
Fax: (61-8) 9360-4422

Corporate Data

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Investor Relations

Contacts:
Darren Blasutti
Vice President,
Investor Relations
Telephone: (416) 307-7341
Fax: (416) 861-0727
Email: dblasutti@barrick.com

Kathy Sipos
Director, Investor Relations
Telephone: (416) 307-7441
Email: ksipos@barrick.com

Mary Ellen Thorburn
Director, Investor Relations
Telephone: (416) 307-7363
Email: mthorburn@barrick.com

Toll-free number within

Canada and United States:
1-800-720-7415
Email: investor@barrick.com
Web site: www.barrick.com

BARRICK Annual Report 2004

© Copyright 2005 Barrick Gold Corporation Concept and Design: Genesis Inc. Typesetting: Moveable Inc. Printing: Bowne of Canada, Ltd.

Forward-Looking Statements

Certain information contained or incorporated by reference in this Annual Report 2004, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the US dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/ receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2004 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Barrick is one of the world’s largest gold mining companies, with operating and development properties in the US, Canada,
Australia, Peru, Chile, Argentina and Tanzania.

Our vision is to be the world’s best gold mining company
by finding, developing and producing quality reserves
in a profitable and socially responsible manner.

Barrick shares are traded on the Toronto, New York,
London and Swiss stock exchanges and the Paris Bourse.

You can contact us toll-free within
Canada and the United States: 800-720-7415
email us at: investor@barrick.com
visit our investor relations website: www.barrick.com